


CRAY XT3
CRAY XT3
CRAY XT3

CRAY

THE SUPERCOMPUTER COMPANY

2007 Annual Report

Notice of 2008 Annual Meeting and Proxy Statement

Fellow Shareholders:

2007 was a year marked by significant progress toward our long-term goals and, at the same time, underperformance in our short-term financial objectives. We are pleased that our product focus, efforts around internal cost control and improved margins led to better bottom-line results. We are confident that by having improved our competitive position in the marketplace, Cray is poised for even better results in the future. However, we are clearly disappointed with our financial results, which fell short of our annual targets both at the top and bottom lines.

We achieved a dramatically better gross margin for the third year in a row, improving to 35.1 percent in 2007. This was primarily driven by an increase in the value of our systems relative to those of competitors, which we achieved through both expanded capabilities and better price-performance. We also ended the year in a very strong cash position, with cash and investments in excess of $179 million. Our 2007 revenue of $186.2 million was lower than we had anticipated and we did not meet our goal of profitability, although our bottom line improved by more than 50 percent year-over-year.

Our long-term goals remain consistent — to grow market share and achieve sustained profitability by providing world-class supercomputers, service and support. Our continued focus on innovation and execution will ultimately get us there, and we are positioned to turn the corner in 2008.

Focus on Customers

Throughout 2007 we continued to acquire new customers both internationally and domestically and we were constantly amazed at, and very proud of, the scientific and engineering advancements that our customers are achieving on their Cray systems. While there are far too many successes to mention in this brief letter, the following are some highlights:

- A Cray XT4™ supercomputer was installed as the flagship supercomputing resource for the United Kingdom's academic community, under the High End Computing Terascale Resource (HECToR) project. The new system enables the UK's scientists and researchers to push the boundaries of discovery in a variety of fields, including materials simulation, computational chemistry, disaster simulation and emergency response, biomolecular science and engineering modeling. HECToR is a multi-phase program — the next phase will commence in mid-2008, adding hybrid processing capability through the installation of a Cray $XT5_h$™ vector supercomputer.
- The National Astronomical Observatory of Japan will utilize a Cray XT4 system with more than 27 teraflops (trillion floating point operations per second) of computational capability at their Center for Computational Astrophysics, aiding scientists and researchers in the study of the origin of planetary systems and galaxies and the formation of stars and star clusters.
- We continued to make strong progress in the weather and climate marketplace. The Danish Meteorological Institute became the first Cray XT5™ customer. Additionally, in partnership with MeteoSwiss, the Swiss National Supercomputer Centre uses their Cray XT3™ supercomputer for operational weather forecasting for Switzerland's intricate Alpine topography. Furthermore, the Pittsburgh Supercomputing Center partnered with researchers from the University of Oklahoma's Center for Analysis and Prediction of Storms and the National Oceanic & Atmospheric Administration to employ an innovative combination of applications that will allow forecasters to better anticipate the formation of severe storms and the supercells that give birth to destructive tornados.
- A system with nearly 20,000 processor cores and a top processing speed of over 100 teraflops was installed at the National Energy Research Scientific Computing Center (NERSC) in Berkeley, California. NERSC is one of the most renowned supercomputing centers in the world and selected the Cray system over the incumbent and other competitors for both its high sustained performance and scalability for their rigorous production workload. NERSC has several thousand users who will run applications across a broad number of scientific disciplines, including astrophysics, fusion, climate change prediction, combustion, energy and biology.
- Our strong partnership with Oak Ridge National Laboratory and the United States Department of Energy's Leadership Computing Initiative continues, as we march toward our shared goal of a petascale supercomputer. We upgraded their Cray XT™ system, nicknamed "Jaguar," from single-core to dual-core processors, more than doubling the system's performance to nearly 120 teraflops.

- Boeing used their Cray supercomputer as part of their development efforts on the much-anticipated Boeing 787 Dreamliner. Boeing engineers dramatically reduced the number of physical wings required during development from 77 on the earlier Boeing 767 aircraft, to only 11 for the new 787 Dreamliner. This provided both cost savings and time-to-market benefits to Boeing that will ultimately benefit airlines and consumers.
- Researchers using the Cray Red Storm supercomputer at Sandia National Laboratories have re-created what could have happened 29 million years ago when an asteroid explosion turned Saharan sand into glass. The greenish natural glass, which can still be found scattered across remote stretches of the desert, was used by an artisan in ancient Egypt to decorate one of the breastplates buried in King Tutankhamen's tomb. Physicists at Sandia ran multiple simulations at such high resolution and fidelity that they were able to see phenomena that could not be predicted from first principles.

We are on track to deploy Cray systems to additional sites around the world and expect to see a continuous influx of scientific and engineering achievements as a result. The endeavors of our customers motivate us to build the most capable supercomputers in the world, and it is the market's insatiable demand for supercomputing power that focuses us on delivering ever increasing performance.

Setting A Course To Success

In November 2007, we made a significant step toward our Adaptive Supercomputing vision with the introduction of the Cray XT5 family of products at the annual Supercomputing conference. The Cray XT5 family includes the first truly integrated hybrid supercomputing architecture in the market, combining the benefits of multiple processor technologies into a single scalable system. The Cray XT5 product was received with tremendous enthusiasm in the high performance computing community, with interest not only in the hybrid nature of the system, but also in its enhanced density, balanced architecture and overall performance. With strong, positive customer and analyst feedback on the Cray XT5 family, along with a robust pipeline, we anticipate its success in the marketplace and as a driver for our growth in 2008.

We have also continued to add talent to our executive management team, with the additions of Andy Wyatt as vice president of our Asia-Pacific region, Jill Hopper as vice president of government programs, and, most recently, Ian Miller as senior vice president of sales and marketing. We are excited to be able to attract such strong people, who join Cray because of our vision, opportunity and growing presence in the marketplace.

In closing, I would like to acknowledge the passing of Dr. Ken Kennedy, one of our long-time directors, who provided tremendous technical insight both to Cray and to the supercomputing industry as a whole. Ken was the founder of Rice University's nationally-ranked computer science program and one of the world's foremost high performance computing experts. In November, Cray announced the Ken Kennedy-Cray Inc. Graduate Fellowship Fund, providing financial support to graduate students at Rice University and serving as an ongoing contribution to Ken's legacy. Ken will be greatly missed by all of us at Cray and the industry as a whole.

On behalf of our Board of Directors and management, I would like to thank all of our customers, partners, employees and shareholders for your continued confidence and support.

PETER J. UNGARO
President and Chief Executive Officer

NOTICE OF 2008 ANNUAL MEETING OF SHAREHOLDERS

Dear Cray Inc. Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders, which will be held at our principal executive offices located at 411 First Avenue South, Seattle, Washington 98104-2860 on Wednesday, May 14, 2008, at 3:00 p.m. Pacific Daylight Time.

At the Annual Meeting, shareholders will have the opportunity to vote on the following matters:

1. To elect eight directors, each to serve a one-year term; and

2. To ratify the appointment of Peterson Sullivan PLLC as the Company's independent auditors.

Shareholders will also have the opportunity to vote on any other business that may properly come before the Annual Meeting.

Any action on the items of business described above may be considered at the Annual Meeting at the scheduled time and date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed. Your Board of Directors recommends a vote **FOR** the election of the nominees for director and **FOR** ratification of the appointment of the Company's independent auditors.

Only shareholders of record on March 17, 2008, the record date for the Annual Meeting, are entitled to vote on these matters.

At the Annual Meeting, we will review our performance during the past year and comment on our outlook. You will have an opportunity to ask questions about Cray and our operations.

We are pleased to announce that we are taking advantage of the new Securities and Exchange Commission rules allowing us to furnish proxy materials over the Internet. Please read the Proxy Statement for more information on this alternative, which we believe will allow us to provide shareholders with the information they need while lowering the costs of delivering the Proxy Statement and related materials and reducing the environmental impact of the Annual Meeting.

Your vote is important regardless of the number of shares you own or whether you plan to attend the Annual Meeting in person. You may vote through several different ways, and instructions on the various voting methods are contained in the accompanying Proxy Statement. Even if you plan to attend the Annual Meeting, we urge you to vote at your earliest convenience so we avoid further solicitation costs. Any shareholder attending the meeting may vote in person even if he or she has voted previously.

Details of the business to be conducted at the Annual Meeting are more fully described in the accompanying Proxy Statement.

We look forward to seeing you. Thank you for your ongoing support of and interest in Cray.

Sincerely,

PETER J. UNGARO
President and Chief Executive Officer

Seattle, Washington
March 31, 2008

PROXY STATEMENT

TABLE OF CONTENTS

IMPORTANT

Whether or not you expect to attend the Annual Meeting in person, we urge you to vote at your earliest convenience. You may vote by **Internet** or by **telephone** or, if this Proxy Statement was mailed to you, sign, date and return the enclosed **proxy card**.

Promptly voting by Internet or by **telephone** or by returning the **proxy card** will save us the expense and extra work of additional solicitation. If you wish to return the proxy card by mail, an addressed envelope, for which no postage is required if mailed in the United States, is enclosed for that purpose. Voting by Internet or by telephone or by sending in your proxy card will not prevent you from voting your shares at the Annual Meeting, if you desire to do so, as you may revoke your earlier vote.

CRAY INC.

411 First Avenue South, Suite 600
Seattle, Washington 98104-2860

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS

To Be Held At:
411 First Avenue South
Seattle, WA 98104-2860
3:00 P.M. P.D.T.
May 14, 2008

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Q: Why am I receiving these materials?

A: Our Board of Directors has made these materials available to you on the Internet, or has delivered printed versions of these materials to you by mail, in connection with the Board's solicitation of proxies for use at our 2008 Annual Meeting of Shareholders, which will take place at 3:00 P.D.T. on May 14, 2008, at our corporate headquarters in Seattle, Washington. For a map and/or directions to our corporate headquarters, see our website, *www.cray.com*, under "*About Cray — Contacts and Locations*."

Q: What is included in these materials?

A: These materials include:

- Our Proxy Statement, which summarizes the information regarding the matters to be voted upon at the Annual Meeting;
- Our 2007 Annual Report to Shareholders, which includes our Annual Report on Form 10-K and audited financial statements for the year ended December 31, 2007; and
- The proxy card, if you requested printed versions of these materials by mail, or an electronic voting form if you are viewing these materials on the Internet.

Q: What items will be voted on at the 2008 Annual Meeting?

A: There are two known items that will come before the shareholders at the 2008 Annual Meeting:

- The election of eight directors to the Board of Directors, each to serve one-year terms; and
- The ratification of the appointment of Peterson Sullivan PLLC as our independent auditors.

It is possible that other business may come before the Annual Meeting, although we currently are not aware of any such matters.

Q: What are the voting recommendations of our Board of Directors?

A: Our Board recommends that you vote your shares **"FOR"** each of the named nominees to the Board and **"FOR"** the ratification of the appointment of Peterson Sullivan PLLC as our independent auditors. The Board also recommends that you authorize the proxy holders with discretion to vote **"FOR"** or **"AGAINST"** other matters that come before the Annual Meeting, as they deem advisable.

Q: Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

A: As permitted by new rules adopted by the Securities and Exchange Commission ("SEC"), we are making this Proxy Statement and the Annual Report available on the Internet. On or about March 31, 2008, we mailed a Notice of Internet Availability of Proxy Materials, sometimes referred to as the "Notice," to our shareholders of record and certain beneficial owners. We also then posted the Proxy Statement and Annual Report on the

Internet. The Notice contains instructions on how to access the Proxy Statement and Annual Report and to vote online.

Q: Why did I receive a full set of proxy materials rather than the Notice?

A: We are providing shareholders who have previously requested to receive paper copies of the proxy materials and our shareholders who are participants in the Cray 401(k) Savings Plan (the "401(k) Plan") with paper copies of the proxy materials instead of a Notice.

Q: Who may vote at the Annual Meeting?

A: If you owned shares of our common stock at the close of business on March 17, 2008, the record date for the Annual Meeting, you are entitled to vote those shares. On the record date, there were 32,817,497 shares of our common stock outstanding, our only class of stock having general voting rights. You have one vote for each share of common stock you own.

Q: What is the difference between holding shares as a shareholder of record or as a beneficial owner of shares held in street name?

A: *Shareholder of Record.* If you have shares registered directly in your name with our stock transfer agent, BNY Mellon Shareowner Services, you are considered the shareholder of record with respect to those shares, and we sent the Notice or proxy materials directly to you.

Beneficial Owner of Shares Held in Street Name. If you have shares held in an account at a brokerage firm, bank, broker-dealer or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding the shares in your account is considered the shareholder of record for those shares for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares it holds in your account.

Q: How can I vote?

A: You may vote by using the Internet, by telephone, by returning an enclosed proxy card if one was sent to you, or by voting in person at the Annual Meeting.

Q: How do I vote by Internet or by telephone?

A: *If You Are the Shareholder of Record:*

If your shares are registered directly in your name, you may vote on the Internet or by telephone through services offered by Broadridge Financial Solutions, Inc. ("Broadridge"). If you have received a Notice of Internet Availability of Proxy Materials, then go to the website referred to on the Notice. If you have received a full set of proxy materials in the mail, go to the website or call the telephone number referred to on the proxy card. Please have the Notice or proxy card in hand when going online or calling, and follow the instructions on the form you are using.

You may vote by Internet or by telephone 24 hours a day, 7 days a week until 11:59 p.m. Eastern Daylight Time/8:59 p.m. Pacific Daylight Time, on May 13, 2008, the day before the Annual Meeting.

If you requested printed copies of the proxy materials, you may also vote by completing and signing the enclosed proxy card and mailing it to us in the enclosed self-addressed envelope (postage-free in the United States).

If You Are the Beneficial Owner of Shares Registered in the Name of a Brokerage Firm, Bank or Other Organization:

A number of brokerage firms, banks and other organizations participate in a program for shares held in "street name" that offers Internet and telephone voting options. This program is different from the program for shares registered directly in the name of the shareholder. If your shares are held in an account at an organization participating in this program, you may vote those shares by using the website or calling the telephone number referenced on the instructions provided by that organization. Similarly, if you received printed copies of the proxy materials through your broker, bank or other nominee organization, you may vote by completing and signing the voting form and mailing it to that firm in the self-addressed envelope it provided.

Q: May I change my vote or revoke my proxy?

A: Yes. If you change your mind after you have voted by Internet or telephone or sent in your proxy card and wish to revote, you may do so by following these procedures:

- Vote again by Internet or by telephone;
- Send in another signed proxy card with a later date;
- Send a letter revoking your vote or proxy to our Corporate Secretary at our offices in Seattle, Washington; or
- Attend the Annual Meeting and vote in person.

We will tabulate the latest valid vote or instruction that we receive from you.

Q: How do I vote if I hold shares in my Cray 401(k) Plan account?

A: Shares of Cray stock held in the Cray 401(k) Plan are registered in the name of the Trustee of the 401(k) Plan, Fidelity Management Trust Company. Nevertheless, under the 401(k) Plan, participants may instruct the Trustee how to vote the shares of Cray common stock allocated to their accounts.

The shares allocated under the 401(k) Plan can be voted by submitting voting instructions by Internet, by telephone or by mailing in your proxy card. Voting of shares held in the 401(k) Plan must be completed by the close of business on Friday, May 9, 2008. These shares cannot be voted at the Annual Meeting and prior voting instructions cannot be revoked at the Annual Meeting. Otherwise, participants can vote these shares in the same manner as described above for shares held directly in the name of the shareholder.

The Trustee will cast votes for shares in the 401(k) Plan according to each participant's instructions. If the Trustee does not receive instructions from a participant in time for the Annual Meeting, the Trustee will vote the participant's allocated shares in the same manner and proportion as the shares with respect to which voting instructions were received.

Q: How do I vote in person?

A: If you plan to attend the Annual Meeting and vote in person, we will give you a ballot when you arrive. If your shares are held in the "street name" of your brokerage firm, bank or other organization, you must obtain a "legal proxy" from the organization that holds your shares. You should contact your account executive about obtaining a legal proxy.

Q: What happens if I do not give specific voting instructions?

A: *Shareholders of Record.* If you are a shareholder of record and you:

- Indicate when voting on the Internet or by telephone that you wish to vote as recommended by our Board of Directors; or
- If you sign and return a proxy card without giving specific voting instructions,

then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on "routine" matters but cannot vote on non-routine matters.

If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization will inform our Inspector of Election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." When our

Inspector of Election tabulates the votes for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted.

Please provide voting instructions to the organizations that hold your shares by carefully following their instructions.

Q: Which ballot measures are considered "routine" or "non-routine"?

We believe that both Proposal 1 (election of eight directors) and Proposal 2 (ratification of independent auditors) will be considered "routine" and thus brokers, banks and other organizations that hold your shares in street name will be able to cast votes on these proposals even if you do not provide them with voting instructions. In any event, a broker non-vote would have no effect on the outcome of Proposal 1 or Proposal 2, as discussed below, as only a plurality of votes cast is required to elect a director and a majority of the votes cast is required to ratify the appointment of the independent auditors.

Q: How are abstentions treated?

A: Abstentions are counted for purposes of determining whether a quorum is present. For the purpose of determining whether the shareholders have approved a matter, abstentions are not treated as votes cast affirmatively or negatively, and therefore will have no effect on the outcome of any matter being voted on at the Annual Meeting.

Q: What is the quorum requirement for the meeting?

A: The quorum requirement for holding the meeting and transacting business is a majority of the outstanding shares entitled to be voted. The shares may be present in person or represented by proxy at the meeting. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

Q: What vote is required to approve each proposal:

A. *Proposal 1: To Elect Eight Directors for One-Year Terms.*

The eight nominees for director who receive the most votes will be elected. Accordingly, if you do not vote for a nominee, or you indicate "withhold authority to vote" for a nominee, your vote will not count either "for" or "against" the nominee.

Proposal 2: To Ratify the Appointment of Peterson Sullivan PLLC as the Company's Independent Auditors.

To be approved, the number of votes cast in favor must exceed the number of votes cast against. If you do not vote, or if you abstain from voting, it has no effect on this proposal.

Q: Who will count the vote?

A: Representatives of Broadridge will serve as the Inspector of Elections and count the votes.

Q: Is voting confidential?

A: We keep all the proxies, ballots and voting tabulations private as a matter of practice. We let only our Inspector of Elections examine these documents. We will not disclose your vote to our management unless it is necessary to meet legal requirements. We will forward to management, however, any written comments that you make on the proxy card or elsewhere.

Q: Who pays the costs of soliciting proxies for the Annual Meeting?

A: We will pay all the costs of soliciting these proxies. In addition to soliciting proxies by distributing these proxy materials, our officers and employees may also solicit proxies by telephone, by fax, by mail, via the Internet or other electronic means of communication, or in person. No additional compensation will be paid to officers or employees for their assistance in soliciting proxies. We will reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you. W. F. Doring & Co., Inc. may help solicit proxies for an approximate cost of $4,500 plus reasonable expenses.

Q: Can I view future proxy statements, annual reports and other documents over the Internet, and not receive any paper copies through the mail?

A: Yes. If you wish to elect to view future proxy statements, annual reports and other documents only over the Internet, please visit the Broadridge Investor E-Connect web page, *www.proxyvote.com*, or the Cray web page at *investors.cray.com* and check on the link for Electronic Delivery Enrollment, and follow the instructions for obtaining your documents electronically, or telephone Broadridge at 1-800-579-1639. Please have the Notice in hand when accessing these sites or calling Broadridge. Your election to view these documents over the Internet will remain in effect until you revoke it. If you so elect, then next year you would receive an email with instructions containing links to those materials and to the proxy voting site. Please be aware that if you choose to access these materials over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible.

Q: How do I receive paper copies of the proxy materials, if I so wish?

A: The Notice contains instructions about how to elect to obtain paper copies of the proxy materials. Your election will remain in effect until you revoke it. All shareholders who do not receive the Notice will receive a paper copy of the proxy materials by mail.

Q: I receive multiple copies of the Notice and/or Proxy Materials. What does that mean, and can I reduce the number of copies that I receive?

A: This generally means your shares are registered differently or are held in more than one account. Please provide voting instructions for all proxy cards and Notices that you receive.

If your shares are registered directly in your name, you may be receiving more than one copy of the proxy materials because our transfer agent has more than one account for you with slightly different versions of your name, such as different first names ("James" and "Jim," for example) or with and without middle initials. If this is the case, you can contact our transfer agent and consolidate your accounts under one name. The contact information for our transfer agent is set out below in the next Q and A.

If you own shares through a brokerage firm, bank or other organization holding your shares in street name, we have implemented "Householding", a process that reduces the number of copies of the annual meeting materials and other correspondence you receive from us. Householding is available for shareholders who share the same last name and address and hold shares in "street name," where the shares are held through the same brokerage firm, bank or other nominee. Householding has saved us from sending over 7,160 additional copies this year compared to last year and over 30,000 copies compared to two years ago. If you hold your shares in street name and would like to start householding, or if you participate in householding and would like to receive a separate annual report or proxy statement, please call 1-800-542-1061 from a touch-tone phone and provide the name of your broker, bank or other nominee and your account number(s), or contact Kenneth W. Johnson, Corporate Secretary, at Cray Inc., 411 First Avenue South, Seattle, WA 98104-2860.

Unfortunately, householding is only possible for shares held through the same brokerage firm, bank or other nominee. Thus you cannot apply householding to reduce the number of sets of proxy materials you receive in the mail if you have accounts at different brokers, for example. In those circumstances, one way to reduce the number of sets of proxy materials you receive in the mail is to sign up to review the materials through the Internet. See "Can I view future proxy statements, annual reports and other documents over the Internet, and not receive any paper copies through the mail?" above.

We will deliver promptly upon written or oral request a separate copy of the Annual Meeting materials to a shareholder at a shared address to which a single copy of such materials had been delivered.

Q: What if I have lost or cannot find my stock certificates, need to change my account name, have moved and need to change my mailing address, or have other questions about my Cray stock?

A: You may contact our transfer agent, BNY Mellon Shareowner Services by calling: 800-522-7762 (for foreign investors, 201-680-6578), visit its website at: www.melloninvestor.com/isd, or write to: BNY Mellon Shareowner Services, Shareholder Relations, P.O. Box 3315, South Hackensack, NJ 07606.

Q: How can I find the voting results of the Annual Meeting?

A: We announce preliminary results at the Annual Meeting. We will publish final results in our quarterly report on Form 10-Q for the quarter ending June 30, 2008, that we will file with the SEC.

Q: Whom should I call if I have any questions?

A: If you have any questions about the Annual Meeting or voting, or your ownership of our common stock, please contact Kenneth W. Johnson, our Corporate Secretary, at (206) 701-2000. Mr. Johnson's email address is *ken@cray.com.*

OUR COMMON STOCK OWNERSHIP

The following table shows, as of March 17, 2008, the number of shares of our common stock beneficially owned by the following persons: (a) all persons we know to be beneficial owners of at least 5% of our common stock, (b) our directors, (c) the executive officers named in the Summary Compensation Table on page 26, and (d) all current directors and executive officers as a group. As of March 17, 2008, there were 32,817,497 shares of our common stock outstanding.

Name and Address*(1)	Common Shares Owned	Options Exercisable Within 60 Days	Total Beneficial Ownership	Percentage
5% Shareholders				
Wells Fargo & Company(2) 420 Montgomery Street San Francisco, CA 94104	5,521,938	—	5,521,938	16.83%
Royce & Associates, LLC(2) 1414 Avenue of the Americas New York, NY 10019	2,079,484	—	2,079,484	6.34%
Massachusetts Financial Services Company(2) 500 Boylston Street Boston, MA 02116	1,891,942	—	1,891,942	5.77%
The TCW Group, Inc., on behalf of the TCW Business Unit(2) 865 South Figueroa Street Los Angeles, CA 90017	1,769,490	—	1,769,490	5.39%
Independent Directors				
William C. Blake(3)	3,003	5,000	8,003	**
John B. Jones, Jr.(3)	14,814	12,083	26,897	**
Stephen C. Kiely(3)	29,248	32,250	61,498	**
Frank L. Lederman(3)	17,218	15,000	32,218	**
Sally G. Narodick(3)	16,901	12,500	29,401	**
Daniel C. Regis(3)	22,473	12,500	34,973	**
Stephen C. Richards(3)	23,757	12,500	36,257	**
Named Executives				
Peter J. Ungaro(4)	164,068	421,048	585,116	1.76%
Brian C. Henry(4)	135,743	136,582	272,325	**
Margaret A. Williams(4)	93,172	86,583	179,755	**
Steven L. Scott(4)	23,464	135,409	158,873	**
Kenneth W. Johnson(4)(5)	47,072	113,847	160,919	**
All current directors and executive officers as a group (13 persons)(4)	640,933	995,302	1,636,235	4.84%

* Unless otherwise indicated, all addresses are c/o Cray Inc., 411 First Avenue South, Suite 600, Seattle, WA 98104-2860.

** Less than 1%

(1) This table is based upon information supplied by the named executive officers, directors and 5% shareholders, including filings with the SEC. Unless otherwise indicated in these notes and subject to community property laws where applicable, each of the listed shareholders has sole voting and investment power with respect to the shares shown as beneficially owned by such shareholder. The number of shares and percentage of beneficial ownership includes shares of common stock issuable pursuant to stock options held by the person or group in question, which may be exercised on March 17, 2008, or within 60 days thereafter.

(2) The information under the column "Common Shares Owned" with respect to Wells Fargo & Company is based on a Schedule 13G filed with the SEC on January 23, 2008, regarding ownership as of December 31, 2007. In that Schedule 13G, Wells Fargo & Company, as parent company, reported beneficial ownership of 5,521,938 shares, with sole voting power over 5,475,671 shares, shared voting power over 750 shares, sole dispositive power over 5,520,437 shares and shared dispositive power over 1,500 shares, with one subsidiary, Wells Capital Management Incorporated, an investment adviser, reporting beneficial ownership of 5,417,017 shares with sole voting power over 1,464,815 shares, and sole dispositive power over 5,417,017 shares, and another subsidiary, Wells Fargo Funds Management, LLC, an investment adviser, reporting beneficial ownership of 4,010,856 shares, with sole voting power over 4,010,856 shares and sole dispositive power over 103,420 shares.

The information under the column "Common Shares Owned" with respect to Royce & Associates, LLC ("Royce") is based on a Schedule 13G filed with the SEC on January 28, 2008, regarding beneficial ownership as of December 31, 2007. In that Schedule 13G, Royce reported sole voting power and sole dispositive power over 2,079,484 shares.

The information under the column "Common Shares Owned" with respect to Massachusetts Financial Services Company ("MFS") is based on a Schedule 13G filed with the SEC on February 5, 2008, regarding beneficial ownership as of December 31, 2007. In that Schedule 13G, MFS reported sole voting power and sole dispositive power over 1,891,942 shares.

The information under the column "Common Shares Owned" with respect to The TCW Group, Inc. on behalf of the TCW Business Unit ("TCW"), is based on a Schedule 13G filed with the SEC on February 11, 2008, regarding beneficial ownership as of December 31, 2007. In that Schedule 13G, TCW reported shared voting power over 578,070 shares and shared dispositive power over 1,769,490 shares.

(3) The number of shares of common stock shown for the indicated directors includes restricted shares which may first be sold or transferred on June 9, 2008 and May 21, 2009, respectively, and which are forfeitable in certain circumstances, as follows:

Director	Restricted Shares-Total	June 9, 2008	May 21, 2009
William C. Blake	2,753	1,377	1,376
John B. Jones, Jr.	10,113	6,432	3,681
Stephen C. Kiely	11,157	7,124	4,033
Frank L. Lederman	10,479	6,734	3,745
Sally G. Narodick	12,050	7,825	4,225
Daniel C. Regis	15,523	9,986	5,537
Stephen C. Richards	13,906	8,753	5,153

(4) The number of shares of common stock shown for the indicated executive officers includes restricted shares which may first be sold on the dates indicated, and are forfeitable in certain circumstances, as follows:

Officer	Restricted Shares-Total	November 16, 2008	November 16, 2010
Peter J. Ungaro	63,150	31,575	31,575
Brian C. Henry	34,750	17,375	17,375
Margaret A. Williams	34,750	17,375	17,375
Steven L. Scott	22,100	11,050	11,050

Kenneth W. Johnson has 3,175 restricted shares that can be first sold or transferred on May 16, 2009. Other executive officers have 50,000 restricted shares, of which 25,000 shares can be first sold or transferred on March 1, 2010, and 25,000 shares can be first sold or transferred on March 1, 2012.

(5) Mr. Johnson disclaims beneficial ownership of 25 shares owned by his wife.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires that our directors, executive and other specified officers and greater-than-10% shareholders file reports with the SEC on their initial beneficial ownership of our common stock and any subsequent changes. They must also provide us with copies of the reports.

We are required to tell you in this Proxy Statement if we know about any failure to report as required. We reviewed copies of all reports furnished to us and obtained written representations that no other reports were required. Based on this, we believe that all of these reporting persons complied with their filing requirements for 2007.

THE BOARD OF DIRECTORS

The Board of Directors oversees our business and affairs and monitors the performance of management. In accordance with corporate governance principles, the Board does not involve itself in day-to-day operations. The directors keep themselves informed through discussions with the Chief Executive Officer, other key executives and our principal external advisers (legal counsel and outside auditors), by reading the reports and other materials that we send them regularly and by participating in Board and committee meetings.

Corporate Governance Principles

The goals of our Board of Directors are to build long-term value for our shareholders and to assure our vitality for our customers, employees and others that depend on us. Our Board has adopted and follows corporate governance practices that our Board and our senior management believe promote these purposes, are sound and represent best practices. To this end we have established the following:

- A Code of Business Conduct that sets forth our ethical principles and applies to all of our directors, officers and employees;
- Corporate Governance Guidelines that set forth our corporate governance principles;
- A Related Person Transaction Policy that applies to all of our directors, officers and employees;
- Charters for our Audit, Compensation, Corporate Governance and Strategic Technology Assessment Committees; and
- A confidential, anonymous system for employees and others to report concerns about fraud, accounting matters, violations of our policies and other matters, with links on our external and internal websites.

Under our Corporate Governance Guidelines and the applicable Committee charters, each director has complete access to the management of the Company, and the Board and each Committee have the right to consult and retain independent legal counsel, accountants and other advisors at the expense of the Company. All of the foregoing documents are available on the Internet at our website at: *www.cray.com* under "*Investors — Corporate*

Governance." We will post on this website any amendments to the Code of Business Conduct or waivers of the Code for directors and executive officers.

We periodically review our governance practices against requirements of the SEC, the listing standards of the Nasdaq Global Market System ("Nasdaq"), the laws of the State of Washington and practices suggested by recognized corporate governance authorities.

Independence

Currently our Board has eight members. The Board has determined that all our directors, except for Mr. Ungaro, our Chief Executive Officer and President, meet the Nasdaq and SEC standards for independence and that all members of the Audit Committee meet the heightened independence standards required for audit committee members under Nasdaq and SEC standards. Only independent directors may serve on our Audit, Compensation and Corporate Governance Committees.

As set forth in our Corporate Governance Guidelines, the Board believes that at least two-thirds of the Board should consist of independent directors and that, absent compelling circumstances, the Board should not contain more than two members from our management. Currently, seven of eight directors are considered independent and one member of management, Mr. Ungaro, our Chief Executive Officer and President, is on the Board.

In determining the independence of our directors, the Board affirmatively decides whether a non-management director has a relationship that would interfere with that director's exercise of independent judgment in carrying out the responsibilities of being a director. In coming to that decision, the Board is informed of the Nasdaq and SEC rules that disqualify a person from being considered as independent, considers the responses to an annual questionnaire from each director and reviews the applicable standards with each Board member.

In making decisions about independence, the Board reviewed the transaction reported under "Transactions With Related Persons" and the factors described in that section and determined that the transaction there described does not affect the independence of Mr. Blake as the transaction has not interfered and would not interfere with his exercise of independent judgment in carrying out his responsibilities as a Director; in coming to this conclusion the Board considered that the transaction is of limited size, has commercially reasonable terms, and does not involve continued Board involvement; Mr. Blake was not involved in our approval of the transaction; and the transaction does not disqualify Mr. Blake from being considered as independent under Nasdaq's disqualification rules regarding director independence.

Meetings and Attendance

The Board met 6 times and the Board's standing committees held a total of 29 meetings during 2007. Each director attended all of the meetings of the Board and relevant standing committees on which such director served and so the attendance in 2007 for all directors at Board and standing committee meetings was 100%.

The non-management directors meet in executive session of the Board on a regular basis, generally at each scheduled Board meeting. In addition, the Board committees meet periodically without members of Company management present.

The Committees of the Board

The Board has established an Audit Committee, a Compensation Committee, a Corporate Governance Committee and a Strategic Technology Assessment Committee as standing committees of the Board. None of the directors who serve as members of these committees is, or has ever been, one of our employees.

Audit Committee. The current members of the Audit Committee are: Daniel C. Regis (Chair), Sally G. Narodick and Stephen C. Richards. The Audit Committee and the Board have determined that each member of the Audit Committee is "independent," as that term is defined in SEC and Nasdaq rules and regulations, and that Mr. Regis is an "audit committee financial expert," as that term is defined in SEC regulations. The Audit Committee had 14 meetings during 2007. As noted above, the Committee's charter is available at: *www.cray.com* under

"*Investors — Corporate Governance.*" The Audit Committee assists the Board of Directors in fulfilling its responsibility for oversight of:

- the quality and integrity of our accounting and financial reporting processes and the audits of our financial statements,
- the qualifications and independence of the independent registered public accounting firm engaged to issue an audit report on our financial statements,
- the performance of our systems of internal controls, disclosure controls and internal audit functions,
- the review and approval or ratification of "related person transactions" under our Related Person Transaction Policy, and
- our procedures for legal and regulatory compliance, risk assessment and business conduct standards.

The Audit Committee reviews all reports submitted on our anonymous, confidential reporting system and is directly and solely responsible for appointing, determining the compensation payable to, overseeing, terminating and replacing any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us. See "Discussion Of Proposals Recommended By The Board — Proposal 2: To Ratify the Appointment of Peterson Sullivan PLLC as the Company's Independent Auditors — Audit Committee Pre-Approval Policy" below.

The report of the Audit Committee regarding its review of the financial statements and other matters is set forth below beginning on page 37.

Compensation Committee. The current members of the Compensation Committee are: Frank L. Lederman (Chair), John B. Jones, Jr., Stephen C. Kiely and Stephen C. Richards. In addition, until his death in early February 2007, Kenneth W. Kennedy, Jr. served on the Compensation Committee. The Compensation Committee and the Board have determined that each member who currently is on and who served in 2007 on the Compensation Committee is "independent," as that term is defined in Nasdaq rules and regulations, and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee held 6 meetings in 2007. As noted above, the Committee's charter is available at: *www.cray.com* under "*Investors — Corporate Governance.*" The Compensation Committee assists the Board of Directors in fulfilling its responsibilities for the oversight of:

- our compensation policies, plans and benefit programs,
- the compensation of the Chief Executive Officer and other senior officers, and
- the administration of our equity compensation plans and our 401(k) Plan.

See "Compensation of the Executive Officers — Compensation Discussion and Analysis" for further information regarding the Compensation Committee and its actions with respect to senior officer compensation. The Compensation Committee's Report on the Compensation Discussion and Analysis is set forth below on page 25.

Corporate Governance Committee. The current members of the Corporate Governance Committee are: Stephen C. Kiely (Chair), Frank L. Lederman and Daniel C. Regis. The Corporate Governance Committee and the Board have determined that each member of the Corporate Governance Committee is "independent," as that term is defined in Nasdaq rules and regulations. The Corporate Governance Committee held 6 meetings in 2007. As noted above, the Committee's charter is available at: *www.cray.com* under "*Investors — Corporate Governance.*" The Corporate Governance Committee has the responsibility to:

- develop and recommend to the Board a set of corporate governance principles,
- recommend qualified individuals to the Board for nomination as directors,
- review the compensation of Board members and recommend to the full Board changes to Board compensation as appropriate to attract and retain qualified directors,

- lead the Board in its annual review of the Board's performance, and
- recommend directors to the Board for appointment to Board committees.

See the section below entitled "Shareholder Communications, Director Candidate Recommendations and Nominations and Other Shareholder Proposals" regarding the Committee's processes for evaluating potential Board members and how shareholders can nominate director candidates, propose matters to come before the shareholders and communicate with the Board.

Strategic Technology Assessment Committee. The current members of the Strategic Technology Assessment Committee are William C. Blake (Chair), Frank L. Lederman and John B. Jones, Jr. The Strategic Technology Assessment Committee and the Board have determined that each member of the Strategic Technology Assessment Committee is "independent," as that term is defined in Nasdaq rules and regulations, although such independence is not a requirement for membership on this Committee. The Strategic Technology Assessment Committee held 3 meetings in 2007. As noted above, the Committee's charter is available at: *www.cray.com* under "*Investors — Corporate Governance*." The Strategic Technology Assessment Committee has the responsibility:

- to assist the Board in its oversight of our technology development, including our product development roadmap, and
- to assess whether our research and development investments are sufficient and appropriate to support the competitiveness of our offerings in the marketplace.

From time to time, the Board establishes other committees on an ad-hoc basis to assist in its oversight responsibilities.

Proxy Statement

Chairman of the Board

Mr. Kiely has served as Chairman of the Board, a non-executive position, since August 2005. As Chairman, Mr. Kiely consults with Mr. Ungaro, as Chief Executive Officer, regarding agenda items for Board meetings; chairs executive sessions of the Board's independent directors; communicates concerns of the independent directors to the Chief Executive Officer; and performs such other duties as the Board deems appropriate.

Director Attendance at Annual Meetings

We encourage but do not require our directors to attend the Annual Meeting of Shareholders. We usually schedule a regular Board meeting on the morning before the Annual Meeting. In 2007, all eight of our directors attended the 2007 Annual Meeting.

Shareholder Communications, Director Candidate Recommendations and Nominations and Other Shareholder Proposals

Communications. The Corporate Governance Committee has established a procedure for our shareholders to communicate with the Board. Communications should be in writing, addressed to: Corporate Secretary, Cray Inc., 411 First Avenue South, Suite 600, Seattle, WA 98104-2860, and marked to the attention of the Board or any of its individual committees or the Chairman of the Board. Copies of all communications so addressed will be promptly forwarded to the chairman of the committee involved, in the case of the communications addressed to the Board as a whole, to the Corporate Governance Committee or, if addressed to the Chairman, to the Chairman of the Board.

Director Candidates. The criteria for Board membership as adopted by the Board include a person's integrity, knowledge, judgment, skills, expertise, collegiality, diversity of experience and other time commitments (including positions on other company boards) in the context of the then-current composition of the Board. The Corporate Governance Committee is responsible for assessing the appropriate balance of skills brought to the Board by its members, and ensuring that an appropriate mix of specialized knowledge (e.g., financial, industry or technology) is represented on the Board.

Once the Corporate Governance Committee has identified a potential director nominee, the Committee in consultation with the Chief Executive Officer evaluates the prospective nominee against the specific criteria that the

Board has established and as set forth in our Corporate Governance Guidelines. If the Corporate Governance Committee determines to proceed with further consideration, then members of the Corporate Governance Committee, the Chief Executive Officer and other members of the Board, as appropriate, interview the prospective nominee. After completing this evaluation and interview, the Corporate Governance Committee makes a recommendation to the full Board, which makes the final determination whether to elect the new director.

The Corporate Governance Committee will consider candidates for director recommended by shareholders and will evaluate those candidates using the criteria set forth above. Shareholders should accompany their recommendations with a sufficiently detailed description of the candidate's background and qualifications to allow the Corporate Governance Committee to evaluate the candidate in light of the criteria described above, a document signed by the candidate indicating his or her willingness to serve if elected and evidence of the nominating shareholder's ownership of our common stock. Such recommendation and documents should be submitted in writing to: Corporate Secretary, Cray Inc., 411 First Avenue South, Suite 600, Seattle, WA 98104-2860, marked to the attention of the Corporate Governance Committee.

Director Nominations by Shareholders. Our Bylaws permit shareholders to nominate directors at a shareholders' meeting. In order to nominate a director at a shareholders' meeting, a shareholder making a nomination must notify us not fewer than 60 nor more than 90 days in advance of the meeting or, if later, by the 10th business day following the first public announcement of the meeting. In addition, the proposal must contain the information required in our Bylaws for director nominations, including:

- the nominating shareholder's name and address,
- a representation that the nominating shareholder is entitled to vote at such meeting,
- the number of shares of our common stock which the nominating shareholder owns and when the nominating shareholder acquired them,
- a representation that the nominating shareholder intends to appear at the meeting, in person or by proxy,
- the nominee's name, age, address and principal occupation or employment,
- all information concerning the nominee that must be disclosed about nominees in proxy solicitations under the SEC proxy rules, and
- the nominee's executed consent to serve as a director if so elected.

The Chairman of the Board, in his discretion, may determine that a proposed nomination was not made in accordance with the required procedures and, if so, disregard the nomination.

Shareholder Proposals.

2008 Annual Meeting. In order for a shareholder proposal to be raised from the floor during the 2008 Annual Meeting, written notice of the proposal must be received by us not less than 60 nor more than 90 days prior to the meeting or, if later, by the 10th business day following the first public announcement of the meeting. The proposal must also contain the information required in our Bylaws for shareholder proposals, including:

- a brief description of the business the shareholder wishes to bring before the meeting, the reasons for conducting such business and the language of the proposal,
- the shareholder's name and address,
- the number of shares of our common stock which the shareholder owns and when the shareholder acquired them,
- a representation that the shareholder intends to appear at the meeting, in person or by proxy, and
- any material interest the shareholder has in the business to be brought before the meeting.

The Chairman of the Board, if the facts so warrant, may direct that any business was not properly brought before the meeting in accordance with our Bylaws.

2009 Proxy Statement. In order for a shareholder proposal to be considered for inclusion in our proxy statement for the 2009 Annual Meeting, we must receive the written proposal no later than December 2, 2008. Such proposals also must comply with SEC regulations regarding the inclusion of shareholder proposals in company-sponsored proxy materials.

If you wish to obtain a free copy of our Articles, Bylaws or any of our corporate governance documents, please contact Kenneth W. Johnson, Corporate Secretary, Cray Inc., 411 First Avenue South, Suite 600, Seattle, WA 98104-2860. These documents also are available on our website: *www.cray.com* under "*Investors — Corporate Governance*."

Compensation of Directors

In setting director compensation in order to attract and retain highly qualified individuals to serve on our Board, the Corporate Governance Committee considers the significant amount of time that directors expend in fulfilling their duties, the skill level required of members of the Board, and a general understanding of director compensation at companies of similar size and complexity. Directors who are employed by us receive no compensation for their service on the Board. As described more fully below, director compensation is in the form of cash and, in order to align further the longer-term interests of the individual directors and shareholders, equity, with the grant of a vested stock option with a ten-year term upon first joining the Board and annual grants of restricted stock vesting generally over two years.

The Corporate Governance Committee reviews director compensation annually but has made no changes to director compensation since 2006 except to increase the compensation of the chair of the Compensation Committee to $6,000 annually, the same as the chair of the Audit Committee, effective for the fourth quarter of 2007, given the increased duties and responsibilities of that role. In reaching decisions about director compensation, the Corporate Governance Committee has used publicly available professional compensation surveys, proxy data and the individual experience of the Committee members. To date the Committee has decided not to engage a compensation consultant with respect to director compensation.

Cash Compensation

Each non-employee director receives an annual retainer of $10,000, paid quarterly in advance, and a fee of $2,500 for each meeting of the Board attended in person or $1,500 if attended telephonically. We pay an annual fee, paid quarterly in advance, to the Chairman of the Board ($4,000), and the chairs of the Audit ($6,000), Compensation ($6,000), the Corporate Governance ($2,000) and the Strategic Technology Assessment ($2,000) committees, and each director receives a fee of $2,000 for each committee meeting attended, whether in person or telephonically. When the Board creates committees other than the standing committees identified above, the Board determines whether to extend the same committee fee structure to the members of such committees. We reimburse all expenses related to participation in meetings of the shareholders, Board and committees.

Equity Compensation

Stock Options. . Each non-employee director, upon his or her first election to the Board, is granted an option for 5,000 shares, vesting immediately, with an exercise price equal to the fair market value of our common stock on the date of such first election.

Restricted Stock Awards. We currently grant to each continuing non-employee director elected by the shareholders restricted shares of common stock with a value equal to that director's fees earned in the previous fiscal year. The per share value of shares granted is determined by using the fair market value of our common stock on the date of such election. One-half of the shares are restricted against sale or transfer for a period of approximately one year from date of grant; the balance is restricted against sale or transfer for a period of approximately two years from the date of grant. The non-employee directors may vote and receive dividends on the restricted shares while the restrictions remain in place; we have not granted any dividends on our common stock and have no plans to do so. The restricted shares vest in full if a non-employee director can no longer serve due to death or Disability or if, following a Change of Control, the non-employee director is removed from the Board or is not nominated to continue to serve as a Director. The restricted shares are forfeited if, while unvested, a non-employee director resigns or retires from the Board (other than with the express approval of the Corporate Governance Committee), is asked to leave the Board by the Corporate Governance Committee for Cause or is not nominated by the Board to continue as a director other than following a Change of Control.

For purposes of the director restricted stock agreements, the following definitions apply:

"Cause" means a good faith determination by the Board of Directors that a director has willfully failed or refused in a material respect to follow reasonable policies or directives established by the Board of Directors, including the Corporate Governance Guidelines, or willfully failed to attend to material duties or obligations of the director's office (other than any such failure resulting from his incapacity due to physical or mental illness), which the director has failed to correct within a reasonable period following written notice to the director; or there has been an act by the director involving wrongful misconduct which has a demonstrably adverse impact on or material damage to us or our subsidiaries, or which constitutes a misappropriation of our assets; or the director has engaged in an unauthorized disclosure of our confidential information; or the director has materially breached his or her obligations under the agreement or in another agreement with us.

"Change of Control" means and includes each and all of the following: our shareholders approve a merger or consolidation of us with any other corporation (other than to change our state of incorporation or which does not effect a substantial change in ownership), or our shareholders approve a plan of complete liquidation or an agreement for the sale or disposition of all or substantially all of our assets; the acquisition by any person or entity as "beneficial owner," directly or indirectly, of securities representing 50% or more of the total voting power represented by our then outstanding voting securities except pursuant to a negotiated agreement with us and pursuant to which such securities are purchased from us; a majority of the Board in office at the beginning of any 36-month period is replaced during the course of such 36-month period (other than by voluntary resignation of individual directors in the ordinary course of business) and such placement was not initiated by the Board as constituted at the beginning of such 36-month period.

"Disability" means that, at the time a director's employment is terminated, the director has been unable to perform the duties of the director's position for a period of six consecutive months as a result of the director's incapability due to physical or mental illness.

Ownership Guidelines. The Board has established stock ownership guidelines pursuant to which, no later than two years after receiving restricted shares, non-employee directors should hold shares of common stock with a value, based on value at acquisition, at least equal to one-year's Board retainer and Board attendance fees.

Director Compensation for 2007

The following table sets forth information regarding compensation earned by our non-employee directors for the year ended December 31, 2007, even if paid in 2008. Mr. Ungaro is not included in this table as he is an employee and he receives no compensation for his service as a director. His compensation as an employee is shown in the Summary Compensation Table on page 26.

Name	Annual Retainer	Board and Committee Chair Fees	Meeting Fees	Total Cash Fees Earned	Stock Awards(1)	Total(2)
William C. Blake	$10,000	$1,500	$22,000	$33,500	$ 6,750	$ 40,250
John B. Jones, Jr.	$10,000	—	$33,000	$43,000	$36,976	$ 79,976
Kenneth W. Kennedy, Jr.(3)	$ 2,500	—	—	$ 2,500	$25,837	$ 28,337
Stephen C. Kiely	$10,000	$6,000	$36,000	$52,000	$41,042	$ 93,042
Frank L. Lederman	$10,000	$3,000	$43,000	$56,000	$38,928	$ 94,928
Sally G. Narodick	$10,000	—	$39,000	$49,000	$45,489	$ 94,489
Daniel C. Regis	$10,000	$6,000	$51,500	$67,500	$57,763	$125,263
Stephen C. Richards	$10,000	—	$51,000	$61,000	$50,039	$111,039

Proxy Statement

(1) The amounts shown do not reflect an amount paid to or earned or realized by any director but rather reflect the expense recorded on our 2007 financial statements with respect to all outstanding restricted stock awards held by each director, disregarding any adjustments for estimated forfeitures; see Note 2 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2007, for a description of the valuation of these restricted stock awards under Financial Accounting Standards Board Statement No. 123(R), *Share-Based Payment* ("FAS 123R"). The amount any director realizes from these restricted stock awards, if any, will depend on the future market value of our common stock when these shares are sold, and there is no assurance that any director will realize amounts at or near the values shown. For further information regarding equity awards to non-employee directors, see "Additional Information About Non-Employee Director Equity Awards" below.

(2) The amounts shown reflect the sum of the amounts shown in the columns for total cash fees earned and stock awards, as required by SEC rules and regulations. Because these sums combine cash payments earned by and made to the directors and amounts not earned by the directors but rather amounts recorded by us on our 2007 financial statements as an expense for restricted stock awards to the directors, the actual total amount earned in 2007 by a director depends on future events and, for the reasons described in footnote (1) above, there is no assurance that any director will realize a total sum at or near the values shown in this column.

(3) Dr. Kennedy died on February 7, 2007, and did not attend any Board or Committee meetings in 2007. On that date, all his restricted shares vested in full.

Additional Information About Non-Employee Director Equity Awards

The following table provides additional information about non-employee director equity awards, including the stock awards made to non-employee directors during 2007, the grant date fair value of each of those awards, and the number of stock options and shares of restricted stock held by each non-employee director on December 31, 2007:

Name	Restricted Shares Granted in 2007(1)	Grant Date Fair Value(2)	Stock Options Outstanding December 31, 2007(3)	Restricted Stock Awards Outstanding December 31, 2007(4)
William C. Blake	2,753	$21,503	5,000	2,753
John B. Jones, Jr.	7,362	$57,503	12,083	10,113
Stephen C. Kiely	8,066	$63,002	32,250	11,157
Frank L. Lederman	7,490	$58,503	15,000	10,479
Sally G. Narodick	8,450	$66,001	12,500	12,050
Daniel C. Regis	11,074	$86,497	12,500	15,523
Stephen C. Richards	10,306	$80,498	12,500	13,906

(1) Pursuant to the policy described under "Equity Compensation - Restricted Stock Awards" above, on May 16, 2007, we granted to each non-employee director the indicated number of shares of restricted stock, half of which first may be sold or transferred on June 9, 2008, and half of which first may be sold or transferred on May 21, 2009.

(2) Amounts in this column represent the fair value of the restricted stock awards granted on May 16, 2007, pursuant to FAS 123R, calculated by multiplying the fair market value of our common stock on the date of grant by the number of shares awarded. For the reasons described in note (1) to the table titled "Director Compensation for 2007" above, there is no assurance that any director will realize a total sum at or near the values shown in this column.

(3) All stock options shown are fully vested. Except for the options granted to Mr. Blake when he joined the Board in June 2006, all options shown were granted to directors prior to 2006 when our equity compensation for directors was through grants of stock options rather than grants of restricted stock.

(4) A portion of the restricted shares may be first sold or transferred on June 9, 2008, and the balance on May 21, 2009 (see note 3 to the table titled "Our Common Stock Ownership" above).

Each of these non-employee directors has been nominated for election to a one-year term at the Annual Meeting of Shareholders to be held on May 14, 2008. If these individuals are elected for another year, then each will receive additional shares of common stock that will vest 50% one year after grant and the remaining 50% two years after grant, as discussed under "Equity Compensation — Restricted Stock Awards" above. The number of such shares issued will be determined by dividing the total amount of cash fees earned for 2007 set forth in the above table entitled "Director Compensation for 2007" by the fair market value of our common stock on the date of the 2008 Annual Meeting. See "Discussion of Proposals Recommended by the Board — Proposal 1: To Elect Eight Directors For One-Year Terms" below.

COMPENSATION OF THE EXECUTIVE OFFICERS

Compensation Discussion and Analysis

The following discussion describes the material elements of compensation for our senior officers, including the executive officers identified in the "Summary Compensation Table" below (the "Named Executive Officers").

Philosophy and Objectives

Our compensation philosophy for all employees, including our senior officers, is to provide policies, plans and programs designed to attract, retain and motivate the best personnel at all levels to allow us to achieve our goals and to enhance our competitive posture. We seek to foster an environment that rewards high performance and that aligns the interests of our employees to the long-term interests of our shareholders. Pursuant to this overall approach, our compensation program has the following objectives:

- To attract and retain a highly-skilled work force — in all markets we face competition for new and our current employees from many sources, often including technology companies with far greater resources.
- To foster a high performance culture — our compensation is based on the level of job responsibility, individual performance and Company performance. As employees assume greater levels of responsibility, an increasing proportion of their compensation is linked to performance and shareholder return.
- To align the interests of our employees with the long-term interests of our shareholders — we use grants of stock options and restricted stock with longer-term vesting periods.
- To provide stability — we have provided retention incentives for employees and officers where we believe appropriate.

Summary of Compensation Decisions in 2007

For the reasons described in more detail below, there were no increases in base salary in 2007 over 2006 for our Named Executive Officers, no amounts were paid under our annual cash incentive plan for 2007 to our Named Executive Officers and no equity grants were made during 2007 to any of the Named Executive Officers.

The Executive Compensation Process

Role and Authority of the Compensation Committee

The current members of the Compensation Committee are: Frank L. Lederman (Chair), John B. Jones, Jr., Stephen C. Kiely and Stephen C. Richards. The Compensation Committee and the Board have determined that each member who currently is on and who served in 2007 on the Compensation Committee is "independent," as that term is defined in Nasdaq rules and regulations, and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986.

The Compensation Committee assists our Board of Directors in fulfilling its responsibilities for the oversight of our compensation policies, plans and benefit programs, the compensation of our Chief Executive Officer and other senior officers, and the administration of our equity compensation plans and our 401(k) plan. The Compensation Committee has the authority to determine the annual compensation for our senior officers, other than for the Chief Executive Officer. In determining compensation levels, after reviewing our corporate goals, business plan and objectives for the year, the Committee determines base salary, the level of target awards under our annual cash incentive plan, including the balanced scorecard goals and objectives, and the number and form of equity grants to be awarded under our long-term equity incentive plans for our senior officers during that year. The Compensation Committee evaluates the performance of and recommends the compensation of our Chief Executive Officer to the full Board. In practice, our full Board reviews and approves the compensation of all of our senior officers in executive sessions of non-employee directors.

Role of the Chief Executive Officer and Management

The Compensation Committee, which met in person or by telephone 8 times in 2006 and 6 times in 2007, confers regularly with Mr. Ungaro, our Chief Executive Officer, and other senior officers and members of our Human Relations department regarding the structure and effectiveness of our compensation plans and proposals for changes to our compensation programs. As members of our Board, Committee members obtain information regarding our strategic objectives, goals, operational and financial results, our annual financial plan and the outlook regarding our future performance. The Committee meets at least annually in executive session with Mr. Ungaro to review his evaluation of the performance of other senior officers and his recommendations for the compensation of the other senior officers, including the other Named Executive Officers. These proposals cover base salary, the general structure of the annual cash incentive plan, including target awards and performance goals and objectives for each senior officer, and the level and structure of equity grants. When requested by the Committee, Mr. Ungaro offers suggestions regarding his compensation.

Benchmarking and Other Factors

For 2007 and prior periods, the Committee has established compensation levels for senior officers based on the reasonableness of their compensation in light of our compensation objectives, our operational and financial performance and general compensation market competitiveness, and not by benchmarking to a specified level of compensation at other companies. To obtain marketplace information concerning the general competitiveness of our compensation programs, the Compensation Committee used publicly available professional compensation surveys, particularly the most recent Radford Executive Compensation Survey, proxy data, labor market studies and the individual experience of the Committee members to make informed decisions regarding our overall compensation and benefit practices; for 2007 and prior compensation decisions we did not use a peer group of public companies. The Committee also considered internal and external relative parity among senior management, and competitive information obtained in connection with new hires and, when possible, from departing employees. In 2005, our senior executive team was significantly restructured, primarily with new executives joining us from other companies, and the compensation information gained in each negotiated hire provided the Committee and our management with significant market compensation information.

Role of Compensation Consultants

In August 2007, the Compensation Committee retained the compensation firm of Watson Wyatt Worldwide to conduct a competitive review of our compensation programs for senior officers and to prepare a draft total compensation philosophy. The decision to retain a compensation consultant was in part in recognition that the market information obtained in connection with the 2005 new hires was aging, and that the Committee could use an independent broad view of current compensation levels, practices and programs, especially in the technology industry. Watson Wyatt completed its review in November 2007. Given its timing, this review did not affect 2007 compensation but will be used by the Committee as a basis for its decisions regarding 2008 compensation for senior officers, including the Named Executive Officers. Watson Wyatt reports directly to the Compensation Committee, and was not previously retained by our management and has not since performed any tasks for our management. If our management wishes to retain Watson Wyatt for any services, these services must receive the prior approval of the Chair of the Compensation Committee.

Compensation Program Components and Purposes

We believe the components of our compensation program provide an appropriate mix of fixed and variable pay, balance shorter-term operational performance with long-term increases in shareholder value, reinforce a high performance culture and encourage recruitment and retention of our employees and officers. We review our compensation program periodically and make adjustments as needed or appropriate in order to meet our objectives.

Our compensation program for all of our employees, including our senior officers, has the following principal components and purposes:

- Base salary, which is fixed annual cash compensation reviewed annually for increases, with the purpose of providing base compensation that will meet the objectives of attracting and retaining the work force that we need to accomplish our goals.

- An annual cash incentive plan, which provides performance-based cash incentives based on individual and Company performance against specific targets, with the purpose of motivating and rewarding achievement of our critical strategic and financial goals, thus fostering a high performance culture.
- Long-term equity awards, through the grant of stock options and restricted stock grants usually vesting over four years, with the purpose of aligning the interest of recipients with our shareholders, motivating and rewarding recipients to increase shareholder value over the long-term and providing a retention incentive.
- A qualified employee stock purchase plan, pursuant to which all employees are able to purchase shares of our common stock, with the purpose of providing a convenient means by which employees may purchase shares of our common stock and a method by which we can assist and encourage employees to become shareholders.
- Retirement savings through a qualified 401(k) savings plan, pursuant to which all U.S. employees can choose to defer compensation for retirement and to which we make a matching contribution, with the purpose of encouraging employees to save for their retirement, with account balances affected by contributions and investment decisions made by the participant.
- Health and welfare benefits, a fixed component with the same benefits (medical, dental, vision, disability insurance and life insurance) available for all full-time U.S. employees, with the purpose of providing benefits to meet the health and welfare needs of our employees and their families and to provide a total competitive compensation package.
- Retention, severance and change of control agreements and plans pursuant to which we provide additional payments and benefits to certain officers, with the purpose of facilitating our ability to attract and retain officers in a competitive marketplace for talent and, with the change of control provisions, to encourage officers to remain focused on our business in the event of rumored or actual fundamental corporate changes.

The foregoing generally describes our compensation program for all employees in the United States. Subject to local laws and practices, we attempt to provide the same or substantially equivalent programs and benefits to our employees located in other countries.

We provide no deferred compensation or special retirement or pension plans or perquisites for our senior officers, including our Named Executive Officers, not available to our employees generally.

Analysis of 2007 Compensation Determinations

Given our recent operational and financial performance and in light of other factors described below, the Compensation Committee, with respect to the 2007 compensation of the Named Executive Officers, did not make any changes to their base salary or the target awards under our annual cash incentive compensation plan from 2006 levels and did not make any new equity grants in 2007. As a result, the Named Executive Officers continued to have a high percentage of their possible total compensation at risk pursuant to our cash and equity incentive compensation plans.

Base Salary

In making individual base salary decisions for our officers, the Committee considers each officer's duties, the contribution the officer has made to our overall performance, the officer's potential performance and contribution and retirement plans, compilations of salary and other compensation elements, internal comparisons of salary levels among officers, the extent and frequency of prior salary adjustments, market compensation practices, our financial and operational performance and our overall financial status and prospects. The Committee does not objectively determine individual base salary amounts by targeting to a specific level of salaries at other companies either directly or through survey data. In order to retain employees in the face of competitive pressure from other technology companies, we have had to increase base salaries generally, even in the light of financial losses during the last four years. The level of base salary generally increases with the level of the officer's responsibility, within broad ranges depending on each officer's experience and performance. We have a relatively flat salary structure for our senior officers, with the significant differences in total compensation among the senior officers being reflected in incentive awards and, for 2006 and 2007, the retention agreements with Mr. Ungaro, Mr. Henry and Ms. Williams discussed below. This approach helps us manage our fixed costs and yet provide the potential for higher compensation levels based on performance-dependent short-term and longer-term incentives.

In 2005, our senior executive team was significantly restructured, including promoting Peter J. Ungaro first to President and later to Chief Executive Officer, and adding Margaret A. Williams, Brian C. Henry, Steven L. Scott and Jan C. Silverman to key executive officer positions. While each hire was negotiated separately, principal consideration was given to providing competitive compensation in order to attract the individual to come and to remain with us while attempting to stay within our general compensation structure.

The Compensation Committee did not increase the base salary levels for any Named Executive Officer from his or her 2005 level in either 2006 or 2007, due to our recent operational and financial performance, and in order to continue to have a high percentage of each Named Executive Officer's total compensation at risk pursuant to our cash and equity incentive compensation plans.

Annual Cash Incentive Compensation Plan

Our annual cash incentive plan is an important element of the compensation program for our officers and senior managers, including the Named Executive Officers. This plan provides performance-based cash incentives based on Company and individual performance against specific targets, with the purpose of motivating and rewarding achievement of our critical strategic and financial goals.

Potential 2007 Incentive Payments. For 2007, as in earlier years, the Committee identified a target award amount of annual incentive compensation for each participant expressed as a percentage of the participant's base salary. This percentage varied in proportion to the level of the individual officer's responsibility with us. The Committee did not change the target awards from those assigned in the 2006 plan although, as discussed below, certain elements of the 2007 incentive plan were modified from the 2006 plan. Mr. Ungaro's target award continued to be substantially higher than the other senior officers given his responsibility for our overall operations, his favorable annual evaluations in difficult circumstances, his relatively low base salary compared to the general market for chief executive officer compensation and to provide a total compensation target more in line with other chief executive officers.

The target awards were payable only if specified performance objectives and results were achieved. The following table shows the 2007 target award amount for each Named Executive Officer under our annual cash incentive plan:

Executive	Title	Target Award As % of Base Salary
Peter J. Ungaro	Chief Executive Officer and President	150%
Brian C. Henry	Chief Financial Officer and Executive Vice President	60%
Margaret A. Williams	Senior Vice President responsible for Research and Development	60%
Steven L. Scott	Chief Technology Officer and Senior Vice President	50%
Kenneth W. Johnson	General Counsel, Senior Vice President, and Corporate Secretary	50%

The Committee set as a pre-condition to any payments under the 2007 annual cash incentive plan that we report positive net income on our audited financial statements for 2007, which is an after-award calculation as any payments would be treated as expenses on our income statement. The Committee believed that a positive return to the shareholders through reported earnings was important before the senior officers, including the Named Executive Officers, received any incentive compensation. In 2006, the Committee had set as a condition a certain minimum level of operating loss, which we had achieved. Given our projected improved outlook for 2007, the Committee believed that positive net income in 2007 was an achievable goal.

The threshold for incentive awards was 50% of the target award, an increase from 25% in 2006 in order to have a higher level of performance before payment of incentive awards, and ranged to 75% of the target award for meeting a Board approved plan, to 100% for meeting targets established above plan, and to a maximum of 150% of the target award for meeting specified stretch goals. Any payout over 100% of the target award required a specified level of product bookings, in order to emphasize the need for revenue over a term longer than the year. The Chief Executive Officer, subject to final approval by the Compensation Committee, retained the right to adjust the formula incentive award (from 0% to 125%) for each officer, based on his judgment as to the officer's performance. The Board, in executive session, approves the final incentive award for the Chief Executive Officer and in practice approves the final incentive awards to the other senior officers, including the other Named Executive Officers. See the "Grants of Plan-Based Awards" table below.

In setting performance goals for the 2007 incentive plan, the Committee utilized a balanced scorecard approach, with different performance goals weighted differently for each senior officer, depending on their areas of responsibility and factors on which they have the most influence. For most senior officers, the principal financial targets included:

- product bookings (defined as firm contracts for new product sales expected to be recognized as revenue prior to December 31, 2008) — bookings emphasize the need for revenue over a term longer than a year;
- gross margin dollars — our gross margins in recent years, although improving, have not been as desired and we have targeted improved gross margins as a driver to profitability; and
- pre-award operating income — to reward both controlling expenses and increasing gross margin contributions.

Senior officers responsible for technical areas had similar financial goals and specific product development and marketing goals for the year, weighted as appropriate for their respective areas of responsibility.

In addition, Mr. Ungaro, Mr. Henry and Ms. Williams were eligible to receive additional cash payments of $250,000, $75,000 and $75,000, respectively, on the condition that, in addition to reporting positive net income, pre-award results from operations in 2007 exceeded a pre-determined above-plan level. These potential payments were in recognition of their lower cash compensation in 2007 under their individual retention agreements, discussed below, although structured on an incentive basis tied to both gross margin contribution and expense controls.

Actual 2007 Incentive Payments. We made no cash incentive payments under the 2007 plan to any senior officer, including the Named Executive Officers, because we were not profitable for the year and we reported a net loss on our financial statements. See the "Summary Compensation Table" below.

Degree of Difficulty. We believe that the Committee and the Board in general have set performance targets for our annual cash incentive plans that are achievable but require significant effort to be met, with annual incentive awards at target being at substantial risk and incentive awards above target being very difficult to realize. We paid no cash incentive awards for 2001, 2004, 2005 or 2007, paid at-target awards for 2006 and paid above-target awards for 2002 and 2003.

Retention Agreements. On December 20, 2005, our Board of Directors approved retention agreements with each of Mr. Ungaro, Mr. Henry, and Ms. Williams. At that time we had suffered significant operating losses, experienced product development delays, announced material weaknesses in our internal controls over financial reporting and faced significant losses in investor confidence. These agreements reflected the Board's conclusion that senior management stability in these circumstances was of paramount importance and its concern that these individuals were well known and highly sought, that they each had contributed significantly to us and that the loss of any of them during the period covered by the retention agreements could materially adversely affect us. The agreements provided that if the officer remained employed by us on December 31, 2006, and December 31, 2007, he or she would receive a specified cash retention payment equal to, for 2006, the sum of the officer's base pay in 2006 and cash incentive plan award at target and, for 2007, 50% of the sum of the officer's base pay in 2007 and cash incentive plan award at target. These agreements expired at the end of 2007 and were not renewed. As noted above, the potential additional incentive-based cash payments to Mr. Ungaro, Mr. Henry and Ms. Williams for 2007 were in recognition of their lower cash payments under their retention agreements in 2007. See the "Summary Compensation Table" below.

Long-Term Equity Awards

We grant stock options and restricted stock for certain new hire situations, principally for senior engineer and officer positions and, on an annual basis, as part of the overall compensation plan for senior engineers and officers, including the Named Executive Officers. These grants are designed to align the interest of recipients with our shareholders, to motivate and reward recipients to increase shareholder value over the long-term and to provide a retention incentive. As noted above, in the past several years we have recruited a number of key senior officers and through that process have learned that the available talent pool in our industry is limited and that candidates have significant other opportunities. Given these circumstances, the Committee has emphasized the retentive nature of equity awards to keep our newly-formed senior management team in place.

In order to provide longer-term performance and retention incentives, we generally grant stock options with ten-year terms and four-year vesting schedules, with exercise prices equal to 100% of grant date fair market value (determined by the most recent closing price for our common stock prior to the grant decision or, for new hires, the most recent closing price prior to the first date of employment). As a financial gain from stock options is possible only if the market price for our common stock increases after the date of grant, we believe option grants encourage recipients to focus on performance and initiatives that should lead to an increase in the market price of our common stock, which benefits all of our shareholders. Stock options represent a high-risk and potential high-return component, as the realizable value of each option can fall to zero if the market price for our common stock falls below the exercise price. Most of the currently outstanding stock options held by our Named Executive Officers had exercise prices in excess of the market price of our common stock on December 31, 2007. See the "Outstanding Equity Awards at Fiscal Year-End" table below.

We grant restricted stock with vesting dependent solely on continued employment, generally with four-year vesting schedules, with half of the granted shares vesting after two years and the balance vesting after four years (the actual vesting date is designed to occur during open trading window periods following filing of our quarterly or annual reports with the SEC). Awards of restricted stock are designed to increase each recipient's ownership of our common stock, thereby aligning their interests with shareholders and, with a longer-term vesting schedule, to provide a significant long-term retention incentive. To emphasize the retentive purposes of the restricted stock grants, we have not added performance criteria to the grants. The Compensation Committee has undertaken to review this practice, and to consider adding performance criteria to a portion of future equity grants when it believes appropriate to do so.

In determining the amount of equity compensation to be awarded to officers on an annual basis, the Compensation Committee considers the retentive nature of longer-term awards, each officer's duties, the contribution the officer has made to our overall performance, the officer's potential performance and contribution and retirement plans, the current stock ownership of the officer, the extent and frequency of prior option grants and restricted stock awards, the officer's unvested stock option and restricted stock position, the range of outstanding options with exercise prices below or near the current market price for our common stock and the remaining duration of the outstanding options. To the extent appropriate, the Committee uses the same criteria in approving new-hire grants, although these commonly are more negotiated situations.

In general, the number and form of equity grants has related to factors such as the perceived value of the equity awards, using valuation methods analogous to the expensing of these awards for financial reporting purposes and estimating the potential return assuming certain increases in the market price of our common stock, and the rate of using the number of shares available for grant under our shareholder-approved plans. The Committee has not used any one factor in its determinations nor set a specific burn or use rate, although the Committee generally expects that the pool of options and restricted stock should be available for grants for at least three years following shareholder approval.

In 2007 and to date in 2008, the Committee did not award any equity grants other than in new-hire situations. The decision not to make an annual award in 2007 was in recognition of the grants made in late December 2006 and a determination to grant equity in the first part of each year in connection with the review of base salaries and annual incentive awards, beginning in 2008. See "Guidelines for Granting Equity Compensation" below.

For information regarding equity grants from prior years, see the tables and associated footnotes and narratives under "Compensation Tables" below.

Severance Policy and Change of Control Agreements

We have adopted a severance policy and entered into certain change of control agreements designed to attract and retain officers in a competitive marketplace for talent, as follows:

Executive Severance Policy. In October 2002 our Board of Directors adopted an Executive Severance Policy that covers our officers, including the Named Executive Officers. We consider it likely that it will take more time for officers to find new employment, and thus officers generally receive continuation of base salary and receive health and welfare benefits and an extended period to exercise vested options for certain periods, ranging from six to 12 months, depending on their office and how long they have served us as officers, if the officers are terminated without Cause or resign for Good Reason, as these terms are defined in the Policy. To receive these benefits the officer must provide us with a general release and continue to comply with his or her confidentiality and other agreements with us. Our obligations under this Policy are unfunded and our Board has the express right to modify or terminate this Policy at any time.

Management Continuation Agreements. We have entered into management continuation agreements with certain of our officers, including each of the Named Executive Officers. These agreements are designed to retain officers during the uncertainty of rumored or actual fundamental corporate changes and to ensure that the officers evaluate any potential acquisition situations impartially without concern for how they may be personally affected. Payments are made under these agreements only if two events occur (often referred to as a "double-trigger" form of agreement): first, there must be a Change of Control and, secondly, within three years after the Change of Control, the officer's employment must be terminated without Cause or the officer resigns for Good Reason, as such terms are defined in the agreement. In such event, the officer is to receive a lump sum payment equal to two times the officer's annual compensation (base salary plus cash incentive plan award at target), continuation of health and disability benefits and group term life insurance for 24 months following termination, the acceleration of vesting for all stock options and 12 months to exercise all options after termination or, if earlier, until the options expire. If these payments are subject to an "excess parachute payment" excise tax, we have agreed to provide a tax gross-up payment.

Stock Option Plans and Restricted Stock Agreements. Our stock option plans and restricted stock agreements provide that if we are sold, unless the existing options and restricted stock are continued or assumed by the successor entity, then each optionee would have the opportunity to exercise his or her options in full, including any portion not then vested, and the options would terminate upon the sale becoming effective, and the restricted stock would vest in full. We believe that acceleration of vesting of options and restricted stock is appropriate when the options and restricted stock grants are not continued or assumed by the successor company, as the recipient has not received the full contemplated benefit of the equity award, due to circumstances beyond the recipient's control.

The terms of the Executive Severance Policy and the Management Continuation Agreements were first established a number of years ago and have not been changed substantively since their commencement in order to provide consistency for all covered officers, except for changes negotiated from time to time in connection with hiring new individual executive officers. The Executive Severance Policy, the Management Continuation Agreements and the stock option plans and restricted stock agreements are described in more detail under "Narrative to the Termination of Employment and Change of Control Payments Table" below. We are in the process of reviewing the terms of the Executive Severance Policy and Management Continuation Agreements to determine if they reflect current practices and to assure compliance with the requirements of Section 409A of the Internal Revenue Code.

Retirement Plans

Our only retirement plan for all U.S. employees, including the Named Executive Officers, is a qualified 401(k) plan under which employees may contribute a portion of their salary on a pre-tax basis. Participants may invest in a limited number of mutual funds, but may not direct the purchase of shares of our common stock. We match 25% of participant contributions, with half of the match paid in shares of common stock on a quarterly basis during the year and the balance paid after year-end in cash and/or shares of common stock, as the Board of Directors, acting through the Compensation Committee, decides.

We do not have any pension plan for any of our U.S. employees, including our Named Executive Officers. We do not have any plan for any of our employees, including our Named Executive Officers that provides for the deferral of compensation on a qualified or non-qualified basis under the Internal Revenue Code other than our 401(k) plan.

Additional Benefits and Perquisites

We have health and welfare plans available on a non-discriminatory basis to all employees in the United States designed to meet the health and welfare needs of our employees and their families and to provide a total competitive compensation package. We provide these benefits to our senior officers, including the Named Executive Officers, on the same terms and conditions as provided to all other eligible employees:

- Group health insurance and dental and vision benefits
- Life insurance, up to a maximum of $500,000
- Employee Stock Purchase Plan qualified under Section 423 of the Internal Revenue Code
- Long-term care
- Short and long-term disability
- Supplemental income protection
- Flexible spending accounts for health care and dependent care
- An employee assistance plan and travel assistance.

We do not provide perquisites for our senior officers, including the Named Executive Officers, that are not available on the same terms to our employees generally.

Stock Ownership Guidelines

We have not implemented formal stock ownership guidelines for our officers. We expect that our executive officers will discuss potential sales of our common stock with our Chief Executive Officer. We continue to review the practices regarding such guidelines and may re-evaluate our position with respect to stock ownership guidelines for officers.

Guidelines for Granting Equity Compensation

In 2005 and 2006, the Committee made decisions regarding base salaries and annual cash incentive awards in the spring of each year and decisions regarding annual equity grants in December. The Committee has decided to make all awards to senior officers in the spring concurrent with compensation decisions for all employees in order to have a more cohesive approach to total compensation for each senior officer, and for that reason made no general equity grants to senior executive officers in 2007. To date the Committee and the Board have not finalized decisions regarding 2008 compensation, including equity awards.

As a matter of practice, the Committee does not make annual awards at such time as we are in possession of non-public information that reasonably could be determined to be material to investors or just before the release of quarterly or annual financial results. As stated above, while the Compensation Committee has the authority to determine the equity grants to executive officers, other than the Chief Executive Officer, in practice all grants are reviewed and approved by the Board, in executive sessions either at an in-person or telephonic meeting.

The Compensation Committee approves new-hire equity grants for vice-presidents and has established guidelines for equity grants of new hires below that rank for awards approved by the Chief Executive Officer pursuant to those guidelines. New-hire grants are effective on the first day employment begins, with the exercise prices for stock options set at the closing price for our common stock of the immediately prior trading day. As the date of grants is pre-established, the timing of the release of material nonpublic information does not affect the grant dates for new-hire equity awards.

Under our option plans, we may not grant stock options at a discount to the fair market value of our common stock or, except under certain older plans, reduce the exercise price of outstanding options except in the case of a stock split or other recapitalization events. We do not grant stock options with a so-called "reload" feature, and we do not loan funds to employees to enable them to exercise stock options.

Securities Trading Policies

Our securities trading policies state that directors, officers and employees may not purchase or sell puts or calls to sell or buy our common stock, engage in short sales with respect to our common stock, or buy our common stock on margin or pledge shares of our common stock. Our policies restrict trading in our common stock by directors, officers and certain specified employees to open window periods following the release of our quarterly and annual financial results, except for trades pursuant to approved Rule 10b5-1 plans.

Tax Deductibility

Section 162(m) of the Internal Revenue Code limits to $1 million per person the amount that we may deduct for compensation paid in any one year to our Chief Executive Officer and certain of our most highly compensated officers. This limitation does not apply, however, to "performance-based" compensation, as defined in the Internal Revenue Code. Stock options generally qualify as "performance-based" compensation and may be fully deductible. Payments under our annual cash incentive plan and our outstanding restricted stock agreements would not qualify as "performance-based" compensation. The deductibility of some types of compensation payments depends upon the timing of the awards and the vesting or exercise of previously granted rights. Interpretations of and changes in applicable tax laws and regulations, as well as other factors beyond our control, also can affect deductibility of compensation. Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs, particularly given our considerable net loss carry-forward position for U.S. tax purposes. Rather, we maintain the flexibility to structure our compensation programs in ways that promote the best interests of our shareholders.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the above Compensation Discussion and Analysis. Based on that review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee

Frank L. Lederman, Chair
John B. Jones, Jr.
Stephen C. Kiely
Stephen C. Richards

Compensation Tables

The tables on the following pages describe, with respect to our Named Executive Officers, the 2006 and 2007 salaries, bonuses, incentive awards and other compensation reportable under SEC rules, plan-based awards granted in 2007, values of outstanding equity awards as of year-end 2007, exercises of stock options and vesting of restricted stock awards in 2007, and potential payments upon termination of employment and following a Change of Control.

Summary Compensation

The following table summarizes the compensation for the indicated years of our Chief Executive Officer, our Chief Financial Officer and our three highest paid other executive officers for the year ended December 31, 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)	Total(6)
Peter J. Ungaro	2007	$350,000	$437,500	$457,152	$80,000	—	$ 4,361	$1,329,013
Chief Executive Officer & President	2006	$350,000	$875,000	$591,607	$ 2,537	$525,000	$ 1,345	$2,345,489
Brian C. Henry	2007	$325,000	$260,000	$261,161	$52,000	—	$ 5,758	$ 903,919
Chief Financial Officer & Executive Vice President	2006	$325,000	$520,000	$344,927	$ 1,396	$195,000	$ 1,626	$1,387,949
Margaret A. Williams	2007	$300,000	$240,000	$261,161	$52,000	—	$ 4,560	$ 857,721
Senior Vice President	2006	$300,000	$480,000	$344,927	$ 1,396	$180,000	$ 1,613	$1,307,936
Steven L. Scott	2007	$300,000	—	$ 58,344	$33,000	—	$21,238	$ 412,582
Chief Technology Officer & Senior Vice President	2006	$300,000	—	$ 1,882	$ 888	$150,000	$22,278	$ 475,048
Kenneth W. Johnson	2007	$240,000	—	$ 93,110	$27,000	—	$11,983	$ 372,093
General Counsel & Senior Vice President	2006	$240,000	—	$ 98,147	$ 255	$120,000	$ 4,220	$ 462,622

(1) The amounts shown in this column reflect payments under the Retention Agreements with each of the applicable Named Executive Officers. See "Analysis of 2007 Compensation Determinations — Annual Cash Incentive Compensation Plan — Retention Agreements" in the Compensation Discussion and Analysis above.

(2) The amounts shown in this column do not reflect an amount paid to or earned or realized by any Named Executive Officer but rather reflect the expense recorded on our financial statements for the indicated year with respect to all restricted stock awards held by each Named Executive Officer during that year, disregarding any adjustments for estimated forfeitures. See "Analysis of 2007 Compensation Determinations — Long-Term Equity Awards" in the Compensation Discussion and Analysis above and the "Outstanding Equity Awards at Fiscal Year-End" and "Option Exercises and Stock Vested" tables below for a more complete description of these awards.

See Note 2 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2007, for a description of the valuation of these restricted stock awards pursuant to FAS 123R. The amount any Named Executive Officer realizes, if any, from these restricted stock awards will depend on the future market value of our common stock when these shares are sold, and there is no assurance that the Named Executive Officers will realize amounts at or near the values shown.

(3) The amounts shown in this column do not reflect an amount paid to or earned or realized by any Named Executive Officer but rather reflect our expense for the indicated year with respect to all outstanding stock options held by each Named Executive Officer during that year, disregarding any adjustments for estimated forfeitures, and otherwise as recorded on our financial statements. This column reflects our recorded expense in 2007 and 2006 for only the stock options granted on December 19, 2006, as all stock options granted to the Named Executive Officers before 2006 vested in full before 2006, and we recognized no expense in 2006 or 2007 for such pre-2006 stock option grants. See "Analysis of 2007 Compensation Determinations — Long-Term Equity Awards" in the Compensation Discussion and Analysis above and the "Outstanding Equity Awards at Fiscal Year-End" table below for a more complete description of these option grants.

See Note 2 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2007, for a description of the valuation of these stock options, including key assumptions, under the Black-Scholes pricing model pursuant to FAS 123R; the values determined by the Black-Scholes pricing model are highly dependent on these assumptions, particularly regarding volatility of the market price for our common stock and expected life of these options. There can be no assurance that the options will ever be exercised, in which case no value will be realized by the Named Executive Officer. The amount any Named

Executive Officer realizes, if any, from these options depends on the future excess, if any, of the market value of our common stock over the exercise price of the options when the Named Executive Officer sells the underlying shares, and there is no assurance that the Named Executive Officers will realize amounts at or near the values shown. At December 31, 2007, the exercise price of the stock options granted in December 2006 substantially exceeded the market value of our common stock and the options had no intrinsic value.

(4) We made no payments for 2007 to any Named Executive Officer under our 2007 annual cash incentive plan. See "Analysis of 2007 Compensation Determinations — Annual Cash Incentive Compensation Plan" in the Compensation Discussion and Analysis above for a description of the 2007 incentive plan, including conditions to payment of awards.

(5) "All Other Compensation" for 2007 includes premiums for group term life insurance policies and matching contributions under our 401(k) plan, as follows:

Officer	Group Term Life Insurance	401(k) Plan Match
Peter J. Ungaro	$ 486	$3,875
Brian C. Henry	$ 633	$5,125
Margaret A. Williams	$ 810	$3,750
Steven L. Scott	$ 563	$3,875
Kenneth W. Johnson	$6,858	$5,125

The amount shown in the "All Other Compensation" column for Mr. Scott also includes $16,800 for the cost of renting an apartment in 2007 in Seattle, Washington, for Mr. Scott and his wife who, at our request, temporarily moved from their home in Wisconsin in order to become more familiar with our Seattle-based engineers and their work.

(6) The amounts shown in the "Total" column are the sum of the amounts shown in the columns for salary, bonus, stock awards, option awards, non-equity incentive plan compensation and all other compensation, as required by SEC rules. Because these sums combine cash payments earned by and made to the Named Executive Officers and amounts not earned by or paid to the Named Executive Officers but rather amounts recorded by us on our financial statements as an expense for restricted stock awards and options held by the Named Executive Officers, the actual total amount earned in any year by a Named Executive Officer depends on future events and, for the reasons described in footnotes (2) and (3) above, there is no assurance that the Named Executive Officers will realize a total sum at or near the values shown.

Grants of Plan-Based Awards in 2007

The following table sets forth certain information with respect to potential cash incentive awards for the year ended December 31, 2007, to the Named Executive Officers, none of which were earned. We did not make any equity grants during 2007. See "Analysis of 2007 Compensation Determinations — Long-Term Equity Awards" in the Compensation Discussion and Analysis above.

Grants of Plan-Based Awards

Name	Award Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)		
		Threshold	Target	Maximum
Peter J. Ungaro(2)	2/7/07	$262,500	$525,000	$787,500
Brian C. Henry(2)	2/7/07	$ 97,500	$195,000	$292,500
Margaret A. Williams(2)	2/7/07	$ 90,000	$180,000	$270,000
Steven L. Scott	2/7/07	$ 75,000	$150,000	$225,000
Kenneth W. Johnson	2/7/07	$ 60,000	$120,000	$180,000

(1) Represents threshold, target and maximum payout levels under our annual cash incentive compensation plan for 2007. No amounts were paid under this plan to any Named Executive Officer for 2007; see the "Non-Equity Incentive Plan Compensation" column in the "Summary Compensation Table" above.

(2) Mr. Ungaro, Mr. Henry and Ms. Williams were eligible to receive additional cash payments of $250,000, $75,000 and $75,000, respectively, on the condition that, in addition to reporting positive net income, pre-award results from operations in 2007 exceeded a pre-determined above-plan level. Because we reported a net loss for 2007 on our audited financial statements, these payments were not made. See "Analysis of 2007 Compensation Determinations — Annual Cash Incentive Compensation Plan" in the Compensation Discussion and Analysis above.

Narrative to the Summary Compensation and Grants of Plan-Based Awards Tables

The amounts reported in the Summary Compensation Table include base pay, payments under the retention agreements, annual and long-term incentive amounts and benefits as described more fully above under "Analysis of 2007 Compensation Determinations" in the Compensation Discussion and Analysis above.

As noted in that analysis, for our Named Executive Officers there were no increases in base salary in 2007 over 2006, no amounts were paid under our annual cash incentive plan for 2007 because the requirement for reported positive net income was not met, and no equity was granted to any of the Named Executive Officers during 2007.

Outstanding Equity Awards on December 31, 2007

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2007, held by our Named Executive Officers.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards				Restricted Stock Awards	
	Number of Shares Underlying Unexercised Options					
Name	Exercisable(1)	Unexercisable(2)	Option Exercise Price ($ per share)(3)	Option Expiration Date	Number of Shares That Have Not Vested(4)	Market Value of Shares That Have Not Vested(5)
Peter J. Ungaro	124,999		$36.00	07/29/2013	63,150	$378,269
	25,000		$27.56	02/05/2014		
	75,000		$14.76	09/20/2014		
	43,750		$ 8.00	05/11/2015		
	43,750		$10.00	05/11/2015		
	43,750		$12.00	05/11/2015		
	43,750		$14.00	05/11/2015		
	15,788	47,362	$10.56	12/19/2016		
Brian C. Henry	124,999		$ 5.92	05/23/2015	34,750	$208,153
	8,688	26,062	$10.56	12/19/2016		
Margaret A. Williams	12,500		$ 8.32	04/27/2015	34,750	$208,153
	12,500		$10.00	04/27/2015		
	12,500		$11.64	04/27/2015		
	12,500		$13.32	04/27/2015		
	6,250		$ 8.00	05/11/2015		
	6,250		$10.00	05/11/2015		
	6,250		$12.00	05/11/2015		
	6,250		$14.00	05/11/2015		
	8,688	26,062	$10.56	12/19/2016		
Steven L. Scott	547		$20.00	07/01/2010	22,100	$132,379
	948		$10.12	02/07/2011		
	7,292		$10.36	04/29/2012		
	3,907		$16.40	07/12/2012		
	12,499		$27.56	02/05/2014		
	6,250		$14.76	09/20/2014		
	6,250		$ 8.00	05/11/2015		
	6,250		$10.00	05/11/2015		
	6,250		$12.00	05/11/2015		
	6,250		$14.00	05/11/2015		
	73,500		$ 3.80	09/26/2015		
	5,525	16,575	$10.56	12/19/2016		
Kenneth W. Johnson	7,500		$35.00	08/05/2008	3,175	$ 19,018
	2,700		$24.50	02/03/2009		
	7,299		$ 5.96	02/03/2009		
	17,500		$ 5.96	02/01/2010		
	9,999		$10.12	02/07/2011		
	10,000		$ 8.84	04/02/2012		
	29,375		$ 5.96	08/26/2012		
	8,125		$15.80	08/26/2012		
	12,499		$27.56	02/05/2014		
	6,250		$ 8.00	05/11/2015		
	1,250		$10.00	05/11/2015		
	6,250		$12.00	05/11/2015		
	6,250		$14.00	05/11/2015		
	3,175	3,175	$10.56	12/19/2016		

(1) All stock options listed in this column are fully vested.

(2) With respect to the stock options granted on December 29, 2006, 25% of the options vested on December 19, 2007, and are shown in the "exercisable" column, and the remaining balances are shown in this column and vest monthly over the next 36 months, so that all of these options will be vested in full on December 19, 2010, other than Mr. Johnson's options, half of which vested on November 15, 2007, and the remaining half vest in full on June 19, 2009. Vesting of stock options is accelerated upon the death or Disability of the optionee, and may be accelerated upon certain other events. Additional information regarding the design and terms of these stock option grants is included under the captions "Analysis of 2007 Compensation Determinations — Long-Term Equity Awards" in the Compensation Discussion and Analysis above and "Narrative to the Termination of Employment and Change of Control Payments Table — Stock Options Plans" below.

(3) The option exercise prices were set at 100% of the fair market value of our common stock on the respective dates of grant, except for the options expiring on April 27, 2015, and May 11, 2015, that were granted with per share exercise prices higher than the grant date fair market values of $8.32 per share and $5.88 per share, respectively.

(4) Half of these restricted stock awards vest on November 15, 2008, and the remaining half vest on November 15, 2010, other than Mr. Johnson's which vest in full on May 15, 2009, and are forfeitable upon certain events. Restricted stock awards also vest in full upon the death or Disability of the recipient, and upon certain other events. Additional information regarding the design and terms of these long-term equity awards is included under "Analysis of 2007 Compensation Determinations — Long-Term Equity Awards" in the Compensation Discussion and Analysis above and in the "Narrative to the Termination of Employment and Change of Control Payments Table — Restricted Stock Agreements" below.

(5) Determined by multiplying the closing price of $5.99 per share for our common stock on December 31, 2007, as reported by the Nasdaq Global Market, by the number of unvested restricted shares then held by the Named Executive Officer.

2007 Option Exercises and Stock Vested

The following table sets forth certain information with respect to stock option exercises and restricted stock vesting during the year ended December 31, 2007, by the Named Executive Officers.

Option Exercises and Stock Vested

	Stock Option Awards		Restricted Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting(2)
Peter J. Ungaro	—	—	150,000	$1,162,800
Brian C. Henry	—	—	87,500	$ 678,300
Margaret A. Williams	—	—	87,500	$ 678,300
Steven L. Scott	1,900	$19,030	22,100	$ 171,319
Kenneth W. Johnson	—	—	28,175	$ 213,219

(1) As Mr. Scott sold in market sales all of the shares of common stock acquired on the exercise of the stock options on the same day as exercise, this column reflects the aggregate sales price of the underlying shares of common stock actually received less the exercise price of the options.

(2) Based on multiplying the fair value of our common stock on the respective vesting dates, as reported on the Nasdaq Global Market, by the number of shares then vested. The amounts shown do not reflect any amounts actually received by any of the Named Executive Officers.

Termination of Employment and Change of Control Arrangements

The following discussion and table summarize the compensation that would have been payable to each Named Executive Officer upon a termination of his or her employment at the close of business on December 31, 2007. This discussion and the table below assume the fulfillment on that date of the retention agreements described under "Analysis of 2007 Compensation Determinations — Annual Cash Incentive Compensation — Retention Agreements" in the Compensation Discussion and Analysis above. The amounts paid under those agreements are reflected in the "Summary Compensation Table" above and not in the table below.

No special payments are due if the Named Executive Officer terminates his or her employment voluntarily without Good Reason, is terminated for Cause or retires, except as noted in footnote (2) below. For all terminations, a terminated employee receives accrued and unpaid salary and the balance in his or her 401(k) plan account; we do not accrue vacation pay for our senior officers, including the Named Executive Officers.

For a description of the applicable provisions regarding employment terminations in our Executive Severance Policy, the Management Continuation Agreements, our stock option plans and our restricted stock agreements, see "Narrative to the Termination of Employment and Change of Control Payments Table" below.

The actual amounts to be paid to and the value of stock options and restricted stock held by a Named Executive Officer upon any termination of employment can be determined only at the time of such termination, and are dependent on the facts and circumstances then applicable.

Termination of Employment and Change of Control Payments

Name and Termination Event	Severance Payment(1)	Restricted Stock Award(2)	Stock Options(3)	Continued Benefit Plan Coverage(4)	Tax Gross-Up(5)	Total(6)
Peter J. Ungaro						
Death/Disability	—	$378,269	—	—	—	$ 378,269
Resignation for Good Reason	$1,750,000	—	—	$32,184	—	$1,782,184
Termination without Cause	$1,750,000	—	—	$32,184	—	$1,782,184
After Change of Control-Resignation for Good Reason or Termination without Cause	$1,750,000	$378,269	—	$38,735	—	$2,167,004
Brian C. Henry						
Death/Disability	—	$208,153	—	—	—	$ 208,153
Resignation for Good Reason	$ 297,917	—	$ 8,750	$35,232	—	$ 341,899
Termination without Cause	$ 520,000	—	$ 8,750	$37,071	—	$ 565,821
After Change of Control-Resignation for Good Reason or Termination without Cause	$1,040,000	$208,153	—	$54,206	—	$1,302,359
Margaret A. Williams						
Death/Disability	—	$208,153	—	—	—	$ 208,153
Resignation for Good Reason	$ 275,000	—	—	$30,805	—	$ 305,805
Termination without Cause	$ 275,000	—	—	$30,805	—	$ 305,805
After Change of Control-Resignation for Good Reason or Termination without Cause	$ 960,000	$208,153	—	$44,992	—	$1,213,145
Steven L. Scott						
Death/Disability	—	$132,379	—	—	—	$ 132,379
Resignation for Good Reason	$ 300,000	—	$160,965	$36,150	—	$ 497,115
Termination without Cause	$ 300,000	—	$160,965	$36,150	—	$ 497,115
After Change of Control-Resignation for Good Reason or Termination without Cause	$ 900,000	$132,379	—	47,199	—	$1,079,578
Kenneth W. Johnson						
Death/Disability	—	$ 19,018	—	—	—	$ 19,018
Resignation for Good Reason	$ 240,000	—	$ 1,625	$32,442	—	$ 274,067
Termination without Cause	$ 240,000	—	$ 1,625	$32,442	—	$ 274,067
After Change of Control-Resignation for Good Reason or Termination without Cause	$ 720,000	$ 19,018	—	$84,032	—	$ 823,050

(1) Except for the termination events following a Change of Control, the amounts shown in this column for Mr. Ungaro, Ms. Williams, Mr. Scott and Mr. Johnson are the amounts due under the Executive Severance Policy. The amount shown for Mr. Henry is the sum due under the Executive Severance Policy, as amended by his offer letter. The amounts due under the Executive Severance Policy are assumed to be paid in accordance with our normal payroll payment practices over a period of months (12 months for Mr. Ungaro, Mr. Scott and Mr. Johnson, 11 months for Ms. Williams and either 12 months for Mr. Henry if he were terminated other than for Cause or 11 months if he resigned for Good Reason). For a termination within three years following a Change of Control due to a resignation for Good Reason or a termination without Cause, the amounts shown in this column are the amounts due under our Management Continuation Agreements and are payable in a lump sum within 30 days following termination of employment.

(2) Under our restricted stock agreements, all unvested restricted stock vests in full upon death or Disability or, if following a Change of Control, there is a termination without Cause or a resignation for Good Reason. The amounts shown in this column reflect the value of the Named Executive Officer's outstanding previously

unvested restricted shares with vesting accelerated to December 31, 2007, based on the closing market price of $5.99 per share on December 31, 2007. See the "Outstanding Equity Awards at Fiscal Year-End" table above for a description of the unvested restricted stock then held by each Named Executive Officer. As Mr. Johnson is of retirement age, a pro rata share of his unvested restricted shares would have vested if he had retired on December 31, 2007, with a value of $4,750.

(3) Under the stock option plans, in the event of death or Disability, all unvested options become exercisable and all options have a twelve-month exercise period or, if earlier, until the expiration date of the options. As the exercise price of the accelerated options of $10.56 per share exceeds the closing market price of $5.99 per share on December 31, 2007, no value for these options is shown.

Under the Executive Severance Policy, in the event of termination without Cause or a resignation for Good Reason, there is no acceleration of unvested options and the exercise period for all previously vested options would be 11 months for Ms. Williams and, in the event of resignation for Good Reason, for Mr. Henry, and, otherwise, 12 months for the Named Executive Officers or, if earlier, until the expiration date of the options. The amounts shown reflect the value, if any, determined by the difference between the exercise prices of previously vested options over the closing market price of $5.99 per share on December 31, 2007.

Under the Management Continuation Agreements, if there is either a termination without Cause or a resignation for Good Reason within three years after a Change of Control, all unvested options become exercisable and the optionee has 12 months to exercise all of his or her options or, if earlier, until the expiration date of the options. As the exercise price of the accelerated options of $10.56 per share exceeds the closing market price of $5.99 per share, no value for these accelerated options is shown.

See the "Outstanding Equity Awards at Fiscal Year-End" table above for a description of the options vested and unvested as of December 31, 2007.

(4) The amounts shown in this column reflect the estimated present value of the continued payment under the Executive Severance Policy of our portion of the medical, dental, vision and life insurance benefits for 12 months for Mr. Ungaro, Mr. Scott and Mr. Johnson, for 11 months for Ms. Williams and either 12 months for Mr. Henry if he were terminated other than for Cause or 11 months if he resigned for Good Reason, plus $14,500 for outplacement services for all Named Executive Officers except for Mr. Johnson who is of retirement age. With respect to a termination without Cause or a resignation for Good Reason within three years after a Change of Control, the amounts shown reflect the estimated present value of the continued payment of our portion of the medical, dental, vision, life insurance and disability benefits for 24 months (for the medical, dental and vision payments, we have multiplied our monthly cost for this insurance in effect in January 2008 by the 24 months). In all cases, these payments would cease if, before the applicable time periods were completed, a Named Executive Officer becomes employed with another company that offers such benefits.

(5) Under the Management Continuation Agreements, if any payments made to the Named Executive Officers following a Change of Control are subject to the excise tax on "excess parachute payments," as defined in Section 280G of the Internal Revenue Code, we are required to make a tax gross-up payment to the officer sufficient so that the officer will receive the benefits as if no excise tax were payable. The compensation payable to the Named Executive Officers shown in the table, using taxable wages for the applicable number of years through 2007 in calculating the base amounts, would not have constituted "excess parachute payments," however, and we would not have been required to make any tax-gross up payments.

(6) The actual amounts to be paid to and the value of stock options and restricted stock held by a Named Executive Officer upon any termination of employment can be determined only at the time of such termination, and are dependent on the facts and circumstances then applicable.

Narrative to the Termination of Employment and Change of Control Payments Table

While we have offer letters to senior officers, including the Named Executive Officers, that set out terms of their initial compensation, and agreements regarding confidential information and ownership of intellectual property, we do not have employment agreements with our senior officers and each of them is employed "at will." As described above under "Analysis of 2007 Compensation Determinations — Severance Policy and Change of Control Agreements" in the Compensation Discussion and Analysis and more fully below, our senior officers, including all of the Named Executive Officers, are covered by our Executive Severance Policy and a more limited group of senior officers, including all of our Named Executive Officers, are parties to Management Continuation Agreements that come into effect upon a Change of Control. In addition, our stock option plans and restricted stock agreements contain provisions that apply to terminations of employment.

Executive Severance Policy. In October 2002 our Board of Directors adopted an Executive Severance Policy that covers our officers, including the Named Executive Officers. This Policy applies to terminations of employment without Cause or resignations for Good Reason, as such terms are defined in the Policy; this Policy does not apply if the Management Continuation Agreements described below are applicable and does not apply to employment terminations due to death, Disability, retirement, Cause or resignations other than for Good Reason. Our Chief Executive Officer receives the sum of 200% of the total of his base salary for twelve months and his annual incentive award based on the target established by the Board for each year if his employment were terminated before the end of March 2008, and 100% of such compensation thereafter. Senior vice presidents generally receive salary continuation, exclusive of any incentive awards or other bonuses, in an amount equal to their base salary for a period of nine months plus one month for each year of service as an officer, up to a maximum of twelve months; and other vice presidents receive salary continuation, exclusive of any incentive awards or other bonuses, in an amount equal to their base salary for a period of six months plus one month for each year of service as an officer, up to a maximum of nine months. Our offer letter to Mr. Henry provided that if he were terminated other than for Cause, he would receive a payment equal to his annual base salary and his annual incentive award at target.

Amounts are paid in accordance with our standard salary payment procedures generally for such periods, although the Board can modify the period over which such amounts are paid. The Policy also provides for continued payment of our portion of medical, dental, vision and life insurance benefits, extension of the period to exercise stock options vested at the time of termination and executive outplacement services for the period the former employee receives salary continuation payments (the provision of benefits terminates earlier if the former officer is offered such benefits by a subsequent employer). The officer must provide us with a general release and continue to comply with his or her confidentiality and other agreements with us. Our obligations under this Policy are unfunded and our Board has the express right to modify or terminate this Policy at any time.

Management Continuation Agreements. We have entered into management continuation agreements with certain of our senior officers, including each of the Named Executive Officers. Payments are made under these agreements only if two events occur (often referred to as a "double-trigger" form of agreement): first, there is a Change of Control, as defined, and, secondly, within three years after the Change of Control, the officer's employment is terminated other than for Cause, death, Disability, retirement or resignation other than for Good Reason, as such terms are defined in the agreement. If both such events occur, then the officer is to receive an amount equal to two times the officer's annual compensation, payable in a lump-sum within 30 days of termination. Under these agreements, "annual compensation" means one year of base salary, at the highest base salary rate that was paid to the officer in the 12-month period prior to the date of his or her termination of employment, plus the incentive plan award at target that the officer was eligible to receive in that 12-month period. The officer would also receive continuation of health and disability benefits and group term life insurance for 24 months following termination and the acceleration of vesting for all stock options held and the optionee has 12 months to exercise the options after termination or, if earlier, until the options expire. The agreements provide that in certain circumstances if the officer incurs excise tax due to the application of Section 280G of the Internal Revenue Code, the officer is entitled to an additional cash payment so that he or she will be in the same position as if the excise tax were not applicable. We have also agreed to pay the legal fees and other costs incurred with respect to any challenge by the IRS to these calculations and payments.

Stock Option Plans. Our stock option plans provide that upon termination of employment, other than for Cause, death or permanent and total disability (as defined in the Internal Revenue Code), the options cease vesting and the optionee has three months to exercise the option or, if earlier, until the option expires. If the optionee is terminated for Cause or "resigns in lieu of dismissal" (that is, a resignation after we have notified the optionee that he or she would be terminated for Cause), the option is deemed to have terminated at the time of the first act that led to such termination. Upon termination for death or disability, the options vest in whole and the optionee (or his or her successor) has 12 months to exercise the options or, if earlier, until the options expire. If an officer receives the benefit of the Executive Severance Policy and his or her employment is terminated without Cause or due to a resignation for Good Reason, as such terms are defined in the Policy, then the officer would receive an extended period in which to exercise his or her options that are vested at the time of termination, as described above under "Executive Severance Policy." In the event of a merger, consolidation, sale of all or substantially all of the assets or liquidation, unless the existing options are continued or assumed by the successor entity, if any, with appropriate adjustments, then the stock options terminate upon the effective date of such transaction, and each optionee would be provided the opportunity to exercise his or her options in full, including any portion not then vested. Our Board may extend the period in which to exercise an option, but not beyond the original expiration date of the option.

Restricted Stock Agreements. Under our restricted stock agreements entered into in December 2006 with each of the Named Executive Officers, the restricted stock vests in full upon the death or Disability of the recipient or if, following a Change of Control, in addition to death or Disability, the Named Executive Officer is terminated without Cause or terminates for Good Reason. The restricted shares are forfeited if a Named Executive Officer's employment is terminated for any other reason, except if the Named Executive Officer has held the restricted stock for 18 months and his or her employment is terminated for any reason other than Cause, or if the Named Executive Officer retires, then the Named Executive Officer receives a pro-rata portion of the unvested shares based on the time period he or she has held the restricted stock compared to the four-year vesting period. In addition, in the event of a merger, consolidation, sale of all or substantially all of the assets or liquidation, the restricted stock vests in full if we fail to have the restricted stock agreements continued or assumed by the successor entity.

Definitions. The following terms have essentially the same meanings for the Executive Severance Policy, Management Continuation Agreements, stock option plans and restricted stock agreements:

"Change of Control" includes a merger or consolidation between us and any other corporation (other than to change our state of incorporation or which does not effect a substantial change in ownership), complete liquidation or an agreement for the sale or disposition of all or substantially all of our assets; the acquisition by any person or entity, directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities except pursuant to a negotiated agreement with us and pursuant to which such securities are purchased from us; or, except for our stock option plans, a majority of our Board in office at the beginning of any 36-month period is replaced during the course of such 36-month period (other than by voluntary resignation of individual directors in the ordinary course of business) and such replacement was not initiated by the Board as constituted at the beginning of such 36-month period.

"Cause" means a termination of employment resulting from a good faith determination by our Board of Directors that there has been a willful failure or refusal in a material respect to follow reasonable policies or directives or to attend to material duties or obligations (other than any such failure resulting from incapacity due to physical or mental illness), which has not been corrected within a reasonable period following written notice; an act involving wrongful misconduct which has a demonstrable adverse impact on or material damage to us, or which constitutes a misappropriation of our assets; the unauthorized disclosure of confidential information; the provision of services for another company or person which competes with us, without the prior written approval of our President; or, except for our stock option plans, a material breach of obligations under agreements with us.

"Disability" means that, at the time the officer's employment is terminated, the officer has been unable to perform the duties of his or her position for a period of six consecutive months as a result of the officer's incapacity due to physical or mental illness.

"Good Reason" means a reduction in salary or benefits (other than reductions applicable to employees generally); a material change or diminution in job responsibilities; a request to relocate, except for office relocations that would not increase the officer's one-way commute by more than 25 miles; or the failure by us to obtain the assumption of the relevant agreement by our successor.

As noted under "Analysis of 2007 Compensation Determinations — Severance Policy and Change of Control Agreements" in the Compensation Discussion and Analysis above, we are in the process of reviewing the terms of the Executive Severance Policy and Management Continuation Agreements to determine if they reflect current practices and to assure compliance with the requirements of Section 409A of the Internal Revenue Code.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Frank L. Lederman (Chair), John B. Jones, Jr., Stephen C. Kiely and Stephen C. Richards; in addition, until his death in early February 2007, Kenneth W. Kennedy, Jr. served on the Compensation Committee. No member of the Compensation Committee was an officer or employee of Cray Inc. or any of our subsidiaries in 2007 or formerly. In addition, none of our executive officers served on the board of directors or compensation committee of any entity whose executive officers included any of our directors.

TRANSACTIONS WITH RELATED PERSONS

We recognize that transactions between us and any of our significant shareholders, directors, executive officers and employees can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the best interests of us and our shareholders. Therefore, as a general matter and in accordance with our Code of Business Conduct, it is our preference to avoid such transactions. Nevertheless, we recognize that there are situations where such transactions may be in, or may not be inconsistent with, our best interests. Our Board of Directors has adopted a written Related Person Transaction Policy which requires the Audit Committee of our Board to review and, if appropriate, to approve or ratify any such transactions. Specifically, pursuant to the policy, the Audit Committee will review any transaction in which we are or will be a participant and the amount involved exceeds $120,000, and in which any of our 5% shareholders, directors or executive officers, or any of their immediate family members, has a direct or an indirect material interest. After its review the Audit Committee will only approve or ratify those transactions that are in, or are not inconsistent with, our best interests, as the Committee determines, and the Committee, in its sole discretion, may impose such conditions as it deems appropriate on us or the related person in connection with approval of the transaction. A copy of our Related Person Transaction Policy is available on our website: *www.cray.com* under "*Investors — Corporate Governance — Governance Documents*."

Pursuant to our Related Person Transaction Policy, our Audit Committee approved a transaction in 2007 between the Company and Interactive Supercomputing, Inc. ("ISC"), a privately-held company formed to commercialize Star-P, an interactive parallel computing platform that acts as a bridge between certain serial popular scientific and engineering desktop computing tools, particularly multiple Very High Level Language applications such as MATLAB and Python, and the parallel computing capability of supercomputers. William C. Blake, one of our Directors, is chief executive officer, a director and a shareholder (owning approximately 8%) of ISC. In September 2007 we entered into a porting agreement with ISC pursuant to which we and ISC agreed to work together to port ISC's Star-P software to our supercomputing systems and we became an authorized OEM reseller of that software. We agreed to pay ISC the sum of $200,000 for the porting assistance, software licenses and three years of software maintenance, of which $100,000 was paid in 2007 and $100,000 was paid in 2008. We receive an OEM discount on any re-licensing transactions with third parties. Although he was not actively involved in the negotiations between ISC and us, Mr. Blake initially proposed the transaction to us. He did not receive any commission or special benefit for the transaction from ISC and we have been informed that the transaction represents slightly less than 5% of ISC's reported 2007 revenue, with additional revenue to be recognized by ISC over several years, and represents approximately 21% of ISC's 2007 invoiced sales. The transaction represents a very small percentage of our revenue and cash flow. The Audit Committee approved the ISC transaction as being in our best interests as the terms were commercially reasonable (we have similar partnerships and alliances with several unrelated entities regarding various solutions and software platforms), ISC offers a unique solution and opportunity for us to gain future revenue through the capabilities of the Star-P software that are not available elsewhere, and the transaction should not result in continuing Board involvement.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee is responsible for overseeing the Company's accounting and financial reporting processes and audits of the Company's financial statements. As set forth in its charter, which can be found at: *www.cray.com* under "*Investors — Corporate Governance,*" the Audit Committee acts only in an oversight capacity and relies on the work and assurances of management, which has primary responsibility for the Company's financial statements and reports, as well as of the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of the Company's audited financial statements to generally accepted accounting principles. The Audit Committee believes it has satisfied its charter responsibilities for 2007.

The Committee has worked with management over the past several years to improve the depth and quality of the Company's accounting staff, and management has implemented continued improvements in its process of documenting, testing and evaluating its systems of internal controls over financial reporting. The Audit Committee has been kept apprised of this progress, including reviewing planning and execution updates provided by management and the independent auditors. The Company reported no material weaknesses in its system of internal controls over financial reporting and has received favorable opinions from the independent auditors for each year since 2004, including for 2007. The Company included the 2007 report and opinion in its Annual Report on Form 10-K for the year ended December 31, 2007.

The Audit Committee met in person or by telephone 14 times in 2007. The Committee has been able to reduce its meeting schedule from 25 meetings in 2005 and 22 meetings in 2006 with the Company's improvements in the depth and quality of its accounting staff and in its processes and documentation of its internal controls. In the course of these meetings, the Audit Committee reviewed the results of audit examinations, evaluations of the Company's internal controls and the overall quality of its financial reporting.

The Audit Committee believes that a candid, substantive and focused dialogue with management and the independent auditors is fundamental to the Committee's oversight responsibilities. To support this belief, the Committee periodically meets separately with management, without the auditors present, and with the auditors, without management present. In the course of its discussions in these meetings, the Audit Committee asked questions intended to bring to light any areas of potential concern related to the Company's financial reporting and internal controls, including but not limited to:

- Are there any significant accounting judgments, estimates or adjustments made by management in preparing the financial statements that would have been made differently had the auditors themselves prepared and been responsible for these financial statements?
- Based on the auditors' experience and their knowledge of the Company, do the Company's financial statements fairly present to investors, with clarity and completeness, the Company's financial position and performance for the reporting period in accordance with generally accepted accounting principles and SEC disclosure requirements?
- Based on the auditors' experience and their knowledge of the Company, has the Company implemented internal controls and audit procedures that are appropriate for the Company?
- Are the auditors receiving the support they need from management to execute their duties?
- Based on management's experience, are the auditors adequately prepared and staffed to review properly and timely the Company financial records and internal control processes and documentation?

Questions raised by the Audit Committee regarding these matters were answered to the Committee's satisfaction.

In accordance with Audit Committee policy and the requirements of law, the Audit Committee pre-approves all services to be provided by any independent auditors responsible for providing an opinion on the Company's consolidated financial statements filed with the SEC. Peterson Sullivan PLLC, the Company's independent auditors, did not perform any non-audit services for the Company in 2006 or 2007. See "Discussion Of Proposals Recommended By The Board — Proposal 2: To Ratify the Appointment of Peterson Sullivan PLLC as the Company's Independent Auditors" below.

The Audit Committee engaged Peterson Sullivan as the Company's independent auditors for 2007, and reviewed its overall audit scope and plans. The Audit Committee also has discussed with Peterson Sullivan such matters relating to the performance of the audit as are required to be discussed by Statement of Auditing Standards No. 61 (Communications with Audit and Finance Committees, as amended). Additionally, the Audit Committee has discussed with Peterson Sullivan its independence with respect to the Company. The Company has received the written disclosures and the letter from Peterson Sullivan required by Independence Standards Board Standard No. 1.

The Audit Committee has engaged Peterson Sullivan as the Company's independent auditors for 2008. In taking this action, the Audit Committee considered carefully Peterson Sullivan's performance for the Company in that capacity since its retention in mid-2005, its independence with respect to the services to be performed and its general reputation for adherence to professional auditing standards. Although the Audit Committee has the sole authority to appoint the independent public accountants, the Audit Committee has recommended that the Board ask the shareholders to ratify the appointment of Peterson Sullivan as the Company's independent auditors at the 2008 Annual Meeting. The Board has followed the Committee's recommendation. See "Discussion Of Proposals Recommended By The Board — Proposal 2: To Ratify the Appointment of Peterson Sullivan PLLC as the Company's Independent Auditors" below.

The Audit Committee has reviewed and discussed the audited financial statements for 2007 with management, including a discussion of the quality and acceptability of the financial reporting, the reasonableness of significant accounting judgments and estimates and the clarity of disclosures in the financial statements. In connection with this review and discussion, the Audit Committee asked a number of follow-up questions of management and Peterson Sullivan to provide comfort to the Committee in connection with its review.

In reliance on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the Securities and Exchange Commission.

The Audit Committee

Daniel C. Regis, Chair
Sally G. Narodick
Stephen C. Richards

DISCUSSION OF PROPOSALS RECOMMENDED BY THE BOARD

Proposal 1: To Elect Eight Directors for One-Year Terms

Our Bylaws fix the number of members of our Board at eight. Eight directors presently serve on our Board of Directors for terms ending at the 2008 Annual Meeting. The Board has nominated Ms. Narodick and Messrs. Blake, Jones, Kiely, Lederman, Regis, Richards and Ungaro for re-election to the Board, each to hold office until the Annual Meeting in 2009.

We know of no reason why any nominee may be unable to serve as a director. If any nominee becomes unable to serve, your proxy may vote for another nominee proposed by the Board, or the Board may reduce the number of directors to be elected. If any director resigns, dies or is otherwise unable to serve out his or her term, or the Board increases the number of directors, the Board may fill the vacancy.

Board Recommendation: The Board of Directors recommends that you vote **"FOR"** the election of all nominees for director.

Information about each nominee for director is set forth below.

William C. Blake

Mr. Blake, 58, joined our Board in June 2006. Mr. Blake is a 25-year veteran of the High Performance Computing industry. He currently serves as the Chief Executive Officer of Interactive Supercomputing, Inc., a software company that develops and sells an interactive parallel computing platform that extends existing desktop simulation tools for parallel computing on a spectrum of computing architectures. Before assuming this position in January 2007, he served as the Senior Vice President, Product Development of Netezza Corporation, which develops, markets and sells data warehouse appliances. Prior to joining Netezza in 2002, he was with Compaq Computer Corporation for nine years, managing both Compaq's worldwide High Performance Technical Computing business and its software development group from 1996 to 2002, which included being responsible for compiler development for the Alpha processor; from 1993 to 1996 he was Compaq's director of software products development and long-range operating system strategy. Mr. Blake previously held various key engineering management positions with Digital Equipment Corporation from 1981 to 1993. Mr. Blake is a member of the Board of Directors of TotalView Technologies, Inc., a provider of debugging and analysis solutions for complex computer codes, and is a member of the Institute of Electrical and Electronics Engineers and the Association for Computing Machinery. He received a B.S. from Lowell Technological Institute.

John B. Jones, Jr.

Mr. Jones, 63, joined our Board in December 2004. He was a leading high technology equity research analyst for nearly twenty years. Until his retirement in the fall of 2004, Mr. Jones was a Senior Managing Director at Schwab SoundView Capital Markets. He joined SoundView in 2002 as a Senior Equity Research Analyst. From 1992 to 2002, Mr. Jones was a Managing Director and Senior Analyst at Salomon Brothers, Salomon Smith Barney and Citibank, where he covered the Server and Enterprise Hardware, Printer and Test & Measurement industries. From 1985 to 1992, he was a partner and senior analyst at Montgomery Securities. Prior to his career as an equity research analyst, Mr. Jones held various positions in the computer industry at Stratus Computer, Wang Laboratories and IBM. He is a director of Stratus Technologies Inc., a provider of fault tolerant computer servers, technologies and services. He received a B.S. from the University of Oregon.

Stephen C. Kiely

Mr. Kiely, 62, joined our Board in 1999, was appointed Lead Director in January 2005 and Chairman of the Board in August 2005. He is Chairman of Stratus Technologies Inc., a provider of fault tolerant computer servers, technologies and services. Mr. Kiely has served in his present position at Stratus Technologies since 1999 when Stratus was purchased from Ascend Communications and he served as Chief Executive Officer of Stratus Technologies from 1999 through June 2003. Mr. Kiely joined Stratus in 1994 and held various executive positions with Stratus, becoming President of the Stratus Enterprise Computer division in 1998. Prior to joining Stratus,

Mr. Kiely held a number of executive positions with several information technology companies, including EON Corporation, Bull Information Systems, Prisma, Inc., Prime Computer and IBM. Mr. Kiely is a past member of the Advisory Council for the School of Engineering at Rice University, has served as a board member of the Massachusetts Technology Park Corporation and was a member of an advisory board to the President of the State University of New York at New Paltz. Mr. Kiely received a B.A. from Fairfield University and a M.S. in Management from the Stanford University Graduate School of Business.

Frank L. Lederman

Dr. Lederman, 58, joined our Board in May 2004. He served as a Vice President and Chief Technical Officer of Alcoa, Inc., from 1995 to his retirement in 2002. From 1988 to 1995, Dr. Lederman was with Toronto-based Noranda Inc., where he served as Senior Vice President, Technology. His responsibilities included directing the Noranda Technology Center in Montreal. Before joining Noranda, he was with General Electric Company from 1976 to 1988 serving in a number of positions in management and as a physicist, including as manager of electronics research programs and resources in the Corporate Research and Development Center in Schenectady, N.Y. Dr. Lederman received a B.S. and M.S. from Carnegie-Mellon University and a M.S. and Ph.D. in Physics from the University of Illinois, and was a Post-Doctoral Fellow in Electrical Engineering at the University of Pennsylvania.

Sally G. Narodick

Ms. Narodick, 62, joined our Board in October 2004. She is a retired educational technology and e-learning consultant. From 2000 to 2004 she was President of Narodick Consulting, an e-learning consulting firm. From 1998 to 2000, she served as Chief Executive Officer of Apex Online Learning, an Internet educational software company. Previously, Ms. Narodick served as an education technology consultant, both independently and for the Consumer Division of IBM from 1996 to 1998. From 1989 to 1996, Ms. Narodick served as Chairman and Chief Executive Officer of Edmark Corporation, an educational software company sold to IBM in 1996. From 1973 to 1987, she served in a variety of financial management capacities at Seafirst Corporation and Seafirst Bank, and was a securities analyst at Paine Webber from 1970 to 1973. She also serves as a Board member of Penford Corporation, Puget Energy, Inc. and SumTotal Systems. Ms. Narodick chairs the audit committee of Puget Energy, Inc. A graduate of Boston University, Ms. Narodick received a M.A. in Teaching from Teachers College, Columbia University, and a M.B.A. from New York University.

Daniel C. Regis

Mr. Regis, 68, joined our Board in 2003. He currently is Managing Director of Digital Partners, a venture capital fund specializing in Northwest emerging technology companies, which he co-founded in 2000. From 1996 to 1999, he was President of Kirlan Venture Capital, Inc., where he managed similarly focused technology funds. Prior to that, Mr. Regis spent over 30 years with Price Waterhouse LLP, including serving as managing partner of the Seattle office and previously of the Northwest and Portland, Oregon offices. He is a director of Columbia Banking System, Inc., and Chairman of Art Technology Group, Inc. He is a member of the audit committees of Columbia Banking Systems, Inc. and Art Technology Group, Inc. He received a B.S. from Seattle University.

Stephen C. Richards

Mr. Richards, 54, joined our Board in October 2004 and is currently a private investor. Previously he served as Chief Operating Officer and Chief Financial Officer of McAfee, Inc., the leading provider of intrusion prevention and risk management solutions, a position he held for four years until his retirement in December 2004. He served as Chief Online Trading Officer of E*TRADE Group, Inc., a position he held from March 1999 to June 2000. From 1998 to February 1999, he served as Senior Vice President, Corporate Development and New Ventures at E*TRADE, following two years as E*TRADE's Senior Vice President of Finance, Chief Financial Officer and Treasurer. Prior to joining E*TRADE in April 1996, he was Managing Director and Chief Financial Officer of Correspondent Clearing at Bear Stearns & Companies, Inc., Vice President/Deputy Controller of Becker Paribas and First Vice President/Controller of Jefferies and Company, Inc. Mr. Richards is a member of the Board of Directors of BigFix, Inc., Guidance Software, Inc., and Tradestation Group Inc., and is a trustee for the UC Davis

Foundation. Mr. Richards is a Certified Public Accountant. He received a B.A. from the University of California at Davis and a M.B.A. in Finance from the University of California at Los Angeles.

Peter J. Ungaro

Mr. Ungaro, 39, has served as Chief Executive Officer and as a member of our Board of Directors since August 2005 and as President since March 2005; he previously served as Senior Vice President responsible for sales, marketing and services since September 2004 and before then served as Vice President responsible for sales and marketing from when he joined us in August 2003. Prior to joining us, he served as Vice President, Worldwide Deep Computing Sales for IBM since April 2003. Prior to that assignment, he was IBM's vice president, worldwide HPC sales, a position he held since February 1999. He also held a variety of other sales leadership positions since joining IBM in 1991. Mr. Ungaro received a B.A. from Washington State University.

Proposal 2: To Ratify the Appointment of Peterson Sullivan PLLC as the Company's Independent Auditors

The Audit Committee has retained Peterson Sullivan to serve as independent auditors to conduct an audit of our financial statements for 2008 and the Board has directed that management submit the selection of Peterson Sullivan for ratification by the shareholders at the Annual Meeting. In retaining Peterson Sullivan, the Audit Committee considered carefully Peterson Sullivan's performance for us in that capacity since its retention in mid-2005, its independence with respect to the services to be performed and its general reputation for adherence to professional auditing standards.

Selection of our independent auditors is not required to be submitted to a vote of the shareholders of the Company for ratification. The Sarbanes-Oxley Act of 2002 requires the Audit Committee to be directly responsible for the appointment, compensation and oversight of the audit work of the independent auditors. However, the Board of Directors is submitting this matter to the shareholders as a matter of good corporate practice. If the shareholders fail to vote on an advisory basis in favor of ratifying this selection, the Audit Committee will reconsider whether to retain Peterson Sullivan, and may retain that firm or another without re-submitting the matter to our shareholders. Even if the shareholders vote on an advisory basis in favor of ratifying the appointment, the Audit Committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of us and our shareholders.

Representatives of Peterson Sullivan are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Services and Fees

The following table lists the fees for services rendered by Peterson Sullivan for 2006 and 2007:

Services	2006	2007
Audit Fees(1)	$605,000	$530,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	—	—
Total	$605,000	$530,000

(1) Audit services billed in 2006 and 2007 consisted of: audit of our annual financial statements, audits of our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act, reviews of our quarterly financial statements, statutory and regulatory audits, consents, comfort letters and other services related to filings with the SEC and capital raising offerings.

(2) No audit-related services were billed in 2006 or 2007.

(3) No tax services were billed in 2006 or 2007.

(4) There were no fees billed for other services in 2006 or 2007.

Peterson Sullivan to date has not performed any non-audit services for us.

Audit Committee Pre-Approval Policy

All audit, tax and other services to be performed for us by our independent auditors must be pre-approved by the Audit Committee. The Audit Committee reviews the description of the services and an estimate of the anticipated costs of performing those services. Services not previously approved cannot commence until such approval has been granted. Pre-approval usually is granted at regularly scheduled meetings. If unanticipated items arise between meetings of the Audit Committee, the Audit Committee has delegated approval authority to the Chairman of the Audit Committee, in which case the Chairman communicates such pre-approvals to the full Committee at its next meeting. During 2007, all services performed by Peterson Sullivan were pre-approved by the Audit Committee in accordance with this policy.

Board Recommendation: The Board of Directors recommends that you vote **"FOR"** this proposal.

OTHER BUSINESS

The Board knows of no other matters to be brought before the Annual Meeting of Shareholders. If, however, other matters are properly presented at the meeting, the individuals appointed as proxies will vote your shares according to their judgment on those matters.

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, including financial statements and schedules, forms a part of our 2007 Annual Report that was provided to shareholders with this Proxy Statement. The Annual Report is available on our website: *www.cray.com* under *"Investors — Financials — Annual Reports and Proxy Statements."* Additional copies of the 2007 Annual Report on Form 10-K may be obtained without charge by writing to Kenneth W. Johnson, Corporate Secretary, Cray Inc., 411 First Avenue South, Suite 600, Seattle, WA 98104-2860.

By order of the Board of Directors,

Kenneth W. Johnson

KENNETH W. JOHNSON
Corporate Secretary

Seattle, Washington
March 31, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _______ to _______.

Commission File Number: 0-26820

CRAY INC.
(Exact name of registrant as specified in its charter)

Washington (State or Other Jurisdiction of Incorporation or Organization)	**93-0962605** (I.R.S. Employer Identification No.)
411 First Avenue South, Suite 600 Seattle, Washington (Address of Principal Executive Office)	**98104-2860** (Zip Code)

Registrant's Telephone Number, Including Area Code:
(206) 701-2000

Securities Registered Pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	Nasdaq Stock Market LLC

Securities Registered Pursuant to Section 12(g) of the Exchange Act: NONE

Form 10-K

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K . ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☑

The aggregate market value of the Common Stock held by non-affiliates of the Registrant as of June 29, 2007, was approximately $254,000,000, based upon the closing price of $7.63 per share reported on June 29, 2007 on the Nasdaq Global Market.

As of March 3, 2008, there were 32,817,497 shares of Common Stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement to be delivered to shareholders in connection with the Registrant's Annual Meeting of Shareholders to be held on May 14, 2008, are incorporated by reference into Part III.

CRAY INC.

FORM 10-K
For Fiscal Year Ended December 31, 2007

INDEX

Cray and Cray-1 are federally registered trademarks of Cray Inc., and Cray X1, Cray X1E, Cray X2, Cray XT3, Cray XT4, Cray XT5, Cray $XT5_h$, Cray XMT and Cray XD1 are trademarks of Cray Inc. Other trademarks used in this report are the property of their respective owners.

All numbers of shares of our common stock in this Annual Report on Form 10-K, as well as per share and similar calculations involving our common stock, reflect the one-for-four reverse stock split effected on June 8, 2006.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. We assume no obligation to update these forward-looking statements.

The risks, uncertainties and assumptions referred to above include the following: significantly fluctuating operating results with the possibility of periodic losses; our reliance on third-party suppliers to build and timely deliver components that meet our specifications; the need for increased product revenue and margin, particularly from our Cray XT products and successor massively parallel systems; the timing and level of government support for supercomputer research and development and system purchases; the technical challenges of developing new supercomputer systems on time and budget; competitive pressures from established companies well known in the high performance computer market and system builders and resellers of systems constructed from commodity components; our ability to attract, retain and motivate key employees; and other risks that are described from time to time in our reports filed with the Securities and Exchange Commission ("SEC" or "Commission"), including but not limited to the items discussed in "Risk Factors" set forth in Item 1A below in this Annual Report on Form 10-K, and in subsequently filed reports.

In this report, we rely on and refer to information and statistics regarding the markets for various products. We obtained this information from third-party sources, discussions with our customers and our own internal estimates. We believe that these third-party sources are reliable, but we have not independently verified them and there can be no assurance that they are accurate.

PART I

Item 1. *Business*

General

We design, develop, manufacture, market and service high performance computing ("HPC") systems, commonly known as supercomputers. Our supercomputer systems provide capability, capacity and sustained performance far beyond typical server-based computer systems and address challenging scientific and engineering computing problems.

We believe we are well-positioned to meet the HPC market's demanding needs by providing superior supercomputer systems with performance and cost advantages when sustained performance on challenging applications and total cost of ownership are taken into account. We differentiate ourselves from our competitors primarily by concentrating our research and development efforts on the processing, interconnect and system capabilities that enable our systems to scale — that is, to continue to increase performance as our systems grow in size. Purpose-built for the supercomputer market, our systems balance highly capable processors, highly scalable system software and very high speed interconnect and communications capabilities.

We focus our sales and marketing activities on government agencies, industrial companies and academic institutions that purchase high end HPC systems. We sell our products primarily through a direct sales force that operates throughout the United States and in Canada, Europe, Japan and Asia-Pacific. Our supercomputer systems are installed at more than 100 sites in over 20 countries.

We were incorporated under the laws of the State of Washington in December 1987 under the name Tera Computer Company. We changed our corporate name to Cray Inc. in connection with our acquisition of the Cray Research operating assets from Silicon Graphics, Inc. ("SGI") in 2000. Our corporate headquarter offices are located at 411 First Avenue South, Suite 600, Seattle, Washington, 98104-2860, our telephone number is (206) 701-2000 and our website address is www.cray.com. The contents of our website are not incorporated by reference into this Annual Report on Form 10-K or our other SEC reports and filings.

Our History

In many ways our current history began in 2000, when we, as Tera Computer Company, acquired the operating assets of the Cray Research division from SGI and renamed ourselves Cray Inc. Tera Computer Company was founded in 1987 with the purpose of developing a new supercomputer system based on multithreaded architecture. Cray Research, Inc., founded in 1972 by Seymour Cray, pioneered the use of supercomputers in a variety of market sectors and dominated the supercomputer market in the late 1970's and 1980's. In 1996 SGI acquired Cray Research.

On April 1, 2000, we acquired from SGI the Cray product lines and current development projects, a worldwide service organization supporting Cray supercomputers installed at customer sites, integration and final assembly operations, software products and related experience and expertise, approximately 775 employees, product and service inventory, real property located in Chippewa Falls, Wisconsin, and the Cray brand name. Pursuant to a technology agreement, SGI assigned to us various patents and other intellectual property and licensed to us the rights to other patents and intellectual property.

On April 1, 2004, we acquired OctigaBay Systems Corporation ("OctigaBay"), located in Burnaby, B.C., Canada, which was developing a system targeted for the midrange market, which we named our Cray XD1 system. Initial commercial shipments of the Cray XD1 system began in the third quarter of 2004, with full production ramp in the first half of 2005. While we stopped building new Cray XD1 systems in 2007, we have incorporated many features of the Cray XD1 system into our Cray XT4 and Cray XT5 systems and will incorporate additional features of the Cray XD1's interconnect system in Cray XT5's successor system.

In 2005, our senior management changed significantly with a new chief executive officer and new leaders in technology, engineering, finance, marketing, operations and customer support. Since then we have continued to add depth in the management team, particularly in engineering, sales, marketing and finance. Under our new management team, we have expanded our worldwide customer base, refined our product roadmap, established a lower operating cost model and sharpened our focus on execution to meet customer expectations and improve our financial operating results.

Form 10-K

Our Goals and Strategy

Our goals are to become the leading provider of supercomputers in the HPC markets that we target and to have sustained annual profitability. Key elements of our strategy to achieve these goals include:

Gain Share in Our Core HPC Market. We intend to leverage our strong product portfolio, product roadmap and brand recognition in the high end of the HPC market, to gain market share. We believe that most of our competitors are primarily focused on the lower end of the HPC market where low-bandwidth cluster systems dominate. We plan to remain focused primarily on the capability and enterprise segments of the HPC market.

Extend Technology Leadership. We are an innovation driven company in a technology driven market. We plan to maintain a technology leadership position by investing in research and development and partnering with key customers with interests aligned strongly with ours. We will rely in part on government funding for our research and development efforts. We intend to execute on our product roadmap, supporting multiple processing technologies within single, highly scalable systems.

Expand Our Total Addressable Market. Over time, we intend to expand our addressable market by leveraging our technologies, customer base, Cray brand and introducing complementary products and services in new segments. We believe we have the opportunity to compete in a broader portion of the HPC market as well as selective markets outside of traditional HPC.

Maintain Our Focus on Execution and Profitability. We are committed to achieving sustained profitability on an annual basis. We intend to continue to refine our product roadmap, converge our technologies and development processes, improve our ability to deliver high quality products on time and on budget and continue our commitment to financial discipline.

Industry Background

Since Seymour Cray introduced the Cray-1 system in 1976, supercomputers have contributed substantially to the advancement of knowledge and the quality of human life. Scientists and engineers typically require vast computing resources to address problems of major economic, scientific and strategic importance. Many new products and technologies, as well as improvements of existing products and technologies, would not be possible without the continued improvement of supercomputer computational speeds, interconnect technologies, scalable system software and overall performance.

The HPC Market

The overall server market is estimated by the International Data Corporation ("IDC"), in its report entitled *Worldwide Technical Server Taxonomy, 2007: Updating the Comparison of Technical Servers with the Overall Server Market in Revenue*, issued in November 2007, to have been $52.3 billion worldwide in 2006. According to its preliminary assessment, as set forth in its February 2008 report, *IDC 2007 Worldwide HPC Market Revenue Results Show Continued Strong Growth*, the HPC market, which is a sub-sector of the overall server market, totaled $11.6 billion in 2007, up from $10.1 billion in 2006. We target the high end of the HPC market, which includes the capability segment and a portion of the enterprise segment, as these segments are defined by IDC. We believe our current total addressable market within these segments is approximately $1.5 billion in annual product sales.

The capability segment is characterized by intensive research and development necessary to deliver systems capable of solving the world's largest and most demanding problems. The enterprise segment is composed primarily of systems meeting the high capacity requirements of many small and medium-sized technical applications running concurrently in a high-throughput mode of operation. Systems in these two market segments range in price from $1 million to $50 million or more.

Vendors that compete in the highest end of the HPC market must commit significant resources to develop proprietary technologies and computing elements to meet the exacting needs of their customers. We believe that the technical requirements and high costs required to compete in this market are significant barriers to entry. Many of our potential competitors focus on the lower segments of the HPC market. These segments comprise a larger market that is increasingly competitive and in which it is difficult for vendors to add significant value due to the commoditization of the products sold in that market.

Increasing Demand for Supercomputing Power

Supercomputer users are seeking answers to some of the world's most complex problems in science and engineering. Addressing these challenges can require from 10 to up to 1,000 times or more the computing capability currently available with existing computer systems. Users require very large, powerful computing resources that are massively scalable, flexible and manageable, and can deliver high levels of sustained performance.

We believe there are three principal factors driving the demand for supercomputing power: first, the increasing need for advanced design and simulation capability in industry, government agencies and weather and climate centers; second, continuing concerns about national security issues, heightened by an emphasis on terrorism prevention; and, third, the recognized national interests of many countries to advance scientific research to enable innovations to better compete globally and achieve breakthroughs in new energy technologies, biological systems, nanotechnologies, particle physics and other natural phenomena.

Design and simulation of new products before they are built are invaluable tools to improve time-to-market, product quality and differentiation for government, industrial and academic users. The need for supercomputers within government laboratories and agencies and industrial firms is driven by the increasingly complex application requirements of computer-aided engineering, full-systems analysis, material behavior in composite materials and real-time stress-strain behavior. Supercomputers are critical for increasingly refined simulations of both aeronautical and automotive performance dynamics. Weather forecasting and climate centers require supercomputers to process large volumes of data to produce more accurate short-term and medium-range forecasts and to further our understanding of the long-term impact of various pollutants on the environment and the effects of global climate changes.

Governments have a wide range of ongoing and yet unmet security needs, ranging from burgeoning cryptanalysis and data mining requirements to rapid and accurate analysis of data from a diverse and growing number of disparate sources. In addition, governments constantly seek better simulation and modeling of missiles and other weapons systems and the maintenance and reliability of nuclear stockpiles. They also use supercomputers to simulate real world battlefield conditions rapidly and in increasing levels of detail.

Competition between countries to acquire the best supercomputing technology to enhance their worldwide competitiveness has increased. The U.S. government and its various agencies have determined that it is in the best economic and security interest of the country to establish and maintain a leadership position in the development of supercomputing technologies. One such initiative is the Defense Advanced Research Project ("DARPA") High Performance Computer System ("HPCS") initiative, under which we have received funding for our Cascade program since 2002 and have a contract to receive funding for our Cascade program through 2010. The DARPA program is designed to provide government support to develop breakthroughs in high productivity supercomputing systems for the national security and industrial user communities. This initiative has become increasingly important due to the trend towards commoditization in the HPC market, which is not expected to provide the advanced supercomputing capabilities necessary for the United States to achieve important goals and missions. Other countries such as Japan, China and members of the European Union also have programs in place to increase their worldwide competitiveness through the aggressive use of supercomputers.

Limitations of Existing and Emerging Solutions

Despite the demand for increased supercomputing power, systems capable of exploiting high end opportunities have become less common. Today's HPC market is replete with low bandwidth cluster systems that are often limited in performance beyond certain system size and capability. These systems loosely link together, or cluster, multiple commodity servers using widely available processors and subsystems connected through commercially available interconnect products.

With standard commercial interconnect components, low bandwidth cluster systems are not well-balanced — they may have fast processors, but performance is severely limited by the rate at which data can be moved throughout the system, such as to and from memory and among processors over the interconnection network. Because of the lack of specialized communication capabilities, these systems do not scale well — that is, as these systems grow in size their full system and per processor efficiencies degrade significantly. Additionally, as these systems grow in size, they may become unreliable because they lack the necessary management tools and built-in hardware redundancies to minimize disruptions.

Low bandwidth cluster systems may offer higher theoretical peak performance, for equivalent cost, than do our systems, but often lack in sustained performance when running real applications at scale. Theoretical peak performance is the highest theoretical possible speed at which a computer system could, but never does, operate; this measure is obtained simply by multiplying the number of processors by their peak-rated speed and the number of floating point operations per cycle it can compute, assuming zero communications bottlenecks or system inefficiencies. Sustained performance, always lower than peak, is the actual speed at which a supercomputer system runs an application program. The sustained performance of low bandwidth cluster systems on complex applications frequently is a small fraction, often less than 5% to 10%, of their theoretical peak performance — as these systems become larger, their efficiency declines even further, sometimes below 1% for the most challenging applications at scale.

The recent introduction of dual-core and quad-core processors and planned multi-core processors, which incorporate more than one processing core on the same integrated circuit, will further stress the capabilities of low bandwidth cluster systems, resulting in decreased per processor utilization due to the absence of balanced network and communication capabilities in such systems. Multi-core processors will also increase the power and cooling requirements for these systems, making packaging an increasingly critical element.

Given these limitations, low bandwidth cluster systems are better suited for applications that can be partitioned easily into discrete tasks that do not need to communicate often with each other, such as small problems and larger problems lacking communications complexity; users of such applications comprise the majority of the midrange and low end of the HPC market. The effectiveness of low bandwidth cluster systems in our target market, the high end of HPC, is limited today, and we believe will become increasingly more limited in the future.

Our Solutions

We concentrate on building balanced systems that are purpose-built for supercomputer users. These systems address the critical computing resource challenges HPC users face today: achieving massive scaling to tens of thousands of processors, ease of use, and very high levels of sustained performance on real applications. We do this by designing supercomputers that combine highly capable processors, whether developed by us or by others, high speed interconnect technology for maximum communication efficiency, innovative packaging to address increased cooling, power and reliability requirements, and scalable system software that enable performance and usability at scale.

Our supercomputers utilize components and technologies designed to support the demanding requirements of high end HPC users. In contrast, low bandwidth cluster system vendors use processors, interconnects and system software designed to meet the requirements of the significantly larger general purpose server market and then attempt to leverage these commercially-oriented products into the HPC market. An important benefit of our purpose-built approach is significantly higher sustained performance on certain important applications, with performance improvements on the order of 1.5 to 10 or more times that of our competitors. With our supercomputers, HPC users are able to focus on their primary objectives: advancing scientific discovery, increasing industrial capabilities and improving national security.

Our supercomputer systems offer several additional benefits:

- upgrade paths that allow customers to leverage their investments over longer periods of time and provide enhanced total costs of ownership;
- custom hardware design of interconnect systems and, in certain systems, proprietary processors;
- flexibility of processor type, memory and network configuration and software tools developed towards implementation of our Adaptive Supercomputing vision; and
- the Cray brand name, synonymous with supercomputing, that brings with it a proven research and development team and a global sales and service organization dedicated to the needs of HPC users.

We expect the emergence of multi-core processors to be advantageous to us, complementing our technical strengths in networking, scaling system software, and cooling and power management technologies. Additional cores will amplify the scaling issues that customers face today by putting increased stress on all aspects of the system. Our balanced approach to system design will likely become increasingly critical in enabling customers to take advantage of the benefits of multi-core processing.

Our Current Products and Products in Development

Our supercomputers provide capability, capacity and sustained performance far beyond typical server-based computer systems, allowing users to address challenging scientific and engineering computing problems. Purpose-built for the supercomputing market, our systems balance highly capable processors, scalable system software and very high speed interconnect and communications capabilities. We plan to utilize increasingly common infrastructure pursuant to our Adaptive Supercomputing vision. Our goal is to bring new products and/or major enhancements to market every 12 to 24 months.

Current Products

Cray XT5 System. The Cray XT5 system is our next-generation massively parallel processing ("MPP") system. Introduced in November 2007 as the successor to the Cray XT4 and Cray XT3 systems, the Cray XT5 system combines scalability with manageability, lower cost of ownership with reduced power and cooling requirements, and broader application support. The system has double the density and memory bandwidth of previous systems in the same footprint, supporting very high density processor configurations of 192 processor sockets or up to 768 processor cores and delivering more than seven teraflops (7 trillion floating point operations per second) of computational capacity per cabinet, with peak performance designed to exceed one petaflops. Customers can upgrade to the Cray XT5 system from Cray XT3 or Cray XT4 systems and/or add on to the existing Cray XT systems, leveraging their investment over a longer life. Cray XT5 cabinets can be configured with Cray XT4 compute blades, for optimized compute-to-communication balance, or with new high-density Cray XT5 compute blades for memory-intensive and/or compute-biased workloads. Its Linux-based operating system supports a broader range of applications. We expect first customer shipment of the Cray XT5 system in the second half of 2008.

Cray $XT5_h$ Hybrid Supercomputer. The Cray $XT5_h$ system is an integrated hybrid supercomputer that takes the scalar processing capability of the Cray XT5 system and adds vector processing and reconfigurable field programmable gate array hardware acceleration, allowing a single system to provide a variety of processing technologies for diverse workflows. The vector compute blades — called Cray X2 blades — provide the vector processing capabilities enabled by our BlackWidow development program. A Cray X2 compute node, the core building block of the system, has four vector processors and 64 gigabytes of shared memory resulting in more than 100 gigaflops of peak performance and system scalability to 1,024 processors with 16 terabytes of globally addressable memory. This combination provides a successor to our Cray X1E system with major improvements to single thread scalar performance and overall price performance, as well as the ability to interface directly with scalar technology and reconfigurable computing technology in a single system. Applications originally developed for the Cray X1 and X1E systems will port easily to the new Cray X2 processing nodes. We shipped our first Cray $XT5_h$ system in the fourth quarter of 2007.

Cray XT4 System. Our Cray XT4 system combines the capabilities of our Cray XT3 system and many software features of our Cray XD1 system to provide a next generation massively parallel processor supercomputer system. Our Cray XT4 system uses Dual-Core and Quad-Core AMD Opteron™ processors running a lightweight Linux operating system and connected to our proprietary second generation high speed network. Dual-core systems can be upgraded in the field to quad-core systems. The Cray XT4 system is highly scalable and is designed to provide significant improvements in peak and sustained performance over earlier systems. We shipped our first dual-core Cray XT4 system in November 2006, first shipped quad-core processors for a field upgrade in late 2007 and shipped our first quad-core Cray XT4 system in the first quarter of 2008.

Form 10-K

Products in Development

Cray XMT System. Our Cray XMT program is directed at developing a third generation multithreaded supercomputer, which offers global shared memory and high latency tolerance, with 128 threads per processor. The Cray XMT system will utilize our Cray XT infrastructure. The Cray XMT program is co-funded by the U.S. government. We shipped an early version of the Cray XMT system in September 2007 and plan subsequent shipments in the latter part of 2008.

Baker. Our Baker program is directed at creating the successor to our Cray XT5 system and to extend our leadership position in massively parallel computing. The Baker system will utilize a new high-performance interconnect that combines technologies of the Cray XT and Cray XD1 systems and will integrate next generation quad-core and multi-core processors in a more densely packaged air and/or liquid-cooled cabinet. The Baker system is expected to scale to multiple petaflops of peak performance.

Our Adaptive Supercomputing Vision and Cascade Program

Our Adaptive Supercomputing vision supports the anticipated future needs of HPC customers. With Adaptive Supercomputing, we expect to expand the concept of heterogeneous computing to a fully integrated view of both hardware and software supporting multiple processing technologies within a single, highly scalable system. Our plan is to increasingly integrate these processing technologies into a single Linux-based platform. We expect to include powerful compilers and related software that will analyze and match application codes to the most appropriate processing elements — we expect this capability will enable programmers to write code in a more natural way. We believe our November 2006 DARPA $250 million award validates this vision, which was the center of our DARPA HPCS Phase III proposal.

Our Adaptive Supercomputing vision incorporates many of our technical strengths — system scalability, multiple processing technologies, including custom processors, and high bandwidth networks — into a single system that we believe will make supercomputing capabilities accessible to a larger set of end-users.

Our Cascade development program implements our Adaptive Supercomputing vision by easing the customer's development of parallel software codes, supporting global address space models which exploit shared memory and providing for new high productivity languages. We plan to develop an adaptive, configurable system that can match the attributes of a wide variety of applications in order to maximize performance. Systems developed under the Cascade program are expected to utilize single and multi-cabinet designs that can leverage a variety of network cards and processor blades, thus providing system flexibility. Our Cascade efforts are substantially co-funded by the U.S. government through the November 2006 award to us under the DARPA HPCS program.

Our Target Markets

Our supercomputer systems are installed at more than 100 sites in over 20 countries. Our target markets for 2008 and beyond are:

National Security. Classified work in government agencies has represented an important customer market for us over many years. Certain governmental departments continue to provide funding support for our research and development efforts to meet their objectives. Current and target customers for our products include a number of Department of Defense-related classified customers, the National Nuclear Security Administration of the Department of Energy, and certain foreign counterparts.

Scientific Research. Scientific research includes both unclassified governmental and academic research laboratories and centers. The Department of Defense, through its High Performance Computing Modernization Program, funds a number of research organizations that are target customers. The Office of Science in the Department of Energy and its laboratories are key target customers, as are the National Science Foundation and the National Aeronautics and Space Administration, and related agencies around the world.

Earth Sciences. Weather forecasting and climate modeling applications require increasing speed and larger volumes of data. Forecasting models and climate applications have grown increasingly complex with an ever-increasing number of interactive variables, making improved supercomputing capabilities increasingly critical. We have a number of customers doing weather and climate applications, including in Korea, Denmark, India, Spain and Switzerland.

Computer-Aided Engineering. Supercomputers are used to design lighter, safer and more durable vehicles, as well as to study wind noise and airflow around the vehicle, to improve airplane flight characteristics and in many other computer-aided engineering applications in order to improve time-to-market and product quality. We currently have customers in each of the aerospace, automotive and manufacturing areas around the world.

In target markets such as the national security and scientific research markets, customers have their own application programs. Other target customers, such as aerospace and automotive firms and some governmental agencies, require third-party application programs developed by independent software vendors running on more mature systems.

Agencies of the U.S. government, directly and indirectly through system integrators and other resellers, accounted for approximately 60% of our 2007 revenue, approximately 48% of our 2006 revenue and 55% of our 2005 revenue. Significant customers with over 10% of our annual revenue were the National Energy Research Scientific Computing Center, the U.K. Engineering and Physical Sciences Research Council, and Oak Ridge National Laboratory in 2007, the Korea Meteorological Administration and AWE Plc in 2006, and Oak Ridge National Laboratory in 2005. International customers accounted for 38% of our total revenue in 2007, 48% of our total revenue in 2006 and 32% of our total revenue in 2005.

We currently have one operating segment for financial reporting purposes. Segment information and related disclosures about products, services and geographic areas are set forth in Note 17 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Our Technology

Our leadership in supercomputing is dependent upon the successful development and timely introduction of new products. We focus our research and development activities on designing system architecture, hardware and system software necessary to implement our product roadmap.

Architecture

We believe we are the only company in the world with significant demonstrated expertise in four primary processor technologies: vector processing, massively parallel processing, multithreading and co-processing with field programmable gate arrays.

Cray Research pioneered the use of vector systems. These systems traditionally have a moderate number of very fast custom processors utilizing shared memory. Vector processing is the computation of a vector or string of numbers with a single operation. This technology has proven to be highly effective for many scientific and engineering applications in areas such as climate modeling, cryptanalysis and computational fluid dynamics. Vector processing is the basis for our Cray X2 blades, an essential component of our Cray $XT5_h$ systems.

Massively parallel processing architectures typically link hundreds or thousands of commodity processors and local or distributed memory together in a single system. These systems are best suited for large computing problems that can be segmented into many parts and distributed across a large number of processors. We focus on building systems with highly scalable architectures using high bandwidth interconnect networks. The Cray XT family of supercomputer systems is based on this architecture.

Multithreading is designed to provide latency tolerance by supporting a large number of executable threads per processor, and quickly switching to another thread when a thread waits for data to be computed or to return from global shared memory. These systems are particularly effective for irregular access to large data sets and graph-based algorithms. We are currently developing a third generation multithreading system as part of our Cray XMT development project.

Field programmable gate arrays can be reconfigured or reprogrammed to implement specific functionality more suitably and more efficiently than on a general-purpose processor. The Cray $XT5_h$ system features reconfigurable computing with field programmable gate arrays.

Hardware

We have extensive experience in designing hardware components of HPC systems — processors, memory controllers, interconnect systems, I/O subsystems and cooling, power, and packaging infrastructures — and integrating them into a single system. Our hardware research and development experience includes:

- Integrated circuit design. We have experience in designing custom and standard cell integrated circuits, including vector and multithreaded processors. Our processors and other integrated circuits have special features that let them use high available memory bandwidth efficiently.
- High speed interconnect systems. We design high speed and high bandwidth interconnect systems using a combination of custom I/O circuits, high density connectors, carefully chosen transmission media and highly optimized logic.
- Packaging and cooling. We use very dense packaging in order to produce systems with high processing capabilities and complementary bandwidth. This packaging generates more heat per unit volume. We use specialized cooling techniques to address this issue, including liquid cooling and high volume air cooling.

Our hardware engineers are located primarily in our Chippewa Falls, Wisconsin, Seattle, Washington, and Austin, Texas, offices.

Software

We have extensive experience in designing, developing and adapting system software such as the operating system, hardware supervisory system and programming environment software as an integral aspect of our scalable

HPC systems and distribute those systems as part of system sales. Over time we plan to transition to a common system software and a common programming environment across all of our platforms, an important aspect of our Adaptive Supercomputing vision. Our software research and development experience includes: operating systems, with the anticipation that in the future our systems will utilize the Linux operating system for all node architectures; provision of scalable hardware control infrastructure systems for managing hardware, including power control, monitoring of environmental data and hardware diagnostics, with the anticipation of providing a common hardware supervisory system infrastructure for all of our systems; and programming environments, including our own and commercially available compilers, libraries and tools.

We purchase or license software technologies from third parties when necessary to provide appropriate support to our customers, while focusing our own resources where we believe we add the highest value. We do not market or sell application programs.

Our software personnel are located principally in our Mendota Heights, Minnesota and Seattle, Washington offices.

Services

Our worldwide service organization provides us with a competitive advantage and a predictable flow of revenue and cash. Support services are important to our customers, and we generally locate our support personnel at or near customer sites globally, supported by a central service organization located in Chippewa Falls, Wisconsin, and Mendota Heights, Minnesota. In recent years, annual service revenue has ranged from approximately one-quarter to one-third of total revenue. Our support services include facility analysis, system installation, application porting, tuning and support, hardware maintenance and system support.

Support services are provided under separate maintenance contracts with our customers. These contracts generally provide for support services on an annual basis, although some cover multiple years. While most customers pay for support on an annual basis, others pay on a monthly or quarterly basis. Customers may select levels of support and response times, ranging from parts only to 24 x 7 coverage with two-hour response.

Our Cray Technical Services offerings, which include product integration, custom hardware and software engineering, advanced computer training, project management services, site engineering and application analyst support, are provided on a project basis.

Sales and Marketing

We focus our sales and marketing activities on government agencies, industrial companies and academic institutions that purchase HPC systems. We sell our products primarily through a seasoned supercomputing direct sales force that operates throughout the United States and in Canada, Europe, Japan and Asia-Pacific. We serve smaller and remote markets through sales representatives and resellers. About half of our sales force is located in the United States and Canada, with the rest overseas.

A majority of our sales are driven by a formal request-for-proposal process for HPC systems. We utilize pre-sales technical experts to develop technical proposals that meet the customer requirements and benchmarking teams to demonstrate the advantages of our particular supercomputing products being proposed. For a majority of sales opportunities, the terms of our proposals, including system size, options, pricing and other commitments, are individually reviewed and approved by our senior executives. While we often tailor our supercomputer solutions for each customer, there is substantial commonality in the underlying components and systems, allowing us to mitigate potential impacts on manufacturing and procurement operations.

As government agencies and government funded scientific research institutions comprise a large portion of our customer base, our government programs office is an integral part of our overall sales and marketing strategy. Our government programs staff actively manages our relationship with U.S. government agencies and Congress.

Our marketing staff is responsible for product marketing, marketing communications and business development. Product marketing bridges our research and development organization and our sales staff to help ensure that our products meet the demands and requirements of our key customers and a broader set of prospects. Marketing communications focus on our overall brand messaging, press releases, conferences, trade shows and marketing campaigns. Business development focuses on providing products and services to specific customer sets, such as earth sciences and computer-aided engineering.

Manufacturing and Procurement

We subcontract the manufacture of a majority of the hardware components for all of our products, including integrated circuits, printed circuit boards, connectors, cables, power supplies and memory parts, on a sole or limited source basis to third-party suppliers. We use contract manufacturers to assemble our components for all of our systems. Our manufacturing strategy centers on build-to-order systems, focusing on obtaining competitive assembly and component costs and concentrating on the final assembly, test and quality assurance stages. This strategy allows us to avoid the large capital commitment and overhead associated with establishing full-scale manufacturing facilities and to maintain the flexibility to adopt new technologies as they become available without the risk of equipment obsolescence, provide near real-time configuration changes to exploit faster and/or less expensive technologies, and provide a higher level of large scale system quality. We perform final system integration, testing and quality check out of our systems. Our manufacturing personnel are located primarily in Chippewa Falls, Wisconsin.

Our systems incorporate some components that are available from single or limited sources, often containing our proprietary designs. Such components include integrated circuits, interconnect systems and certain memory devices. Prior to development of a particular product, proprietary components are competitively bid to a short list of technology partners. The technology partner that provides the best solution for the component is generally awarded the contract for the life of the component. Once we have engaged a technology partner, changing our product designs to utilize another supplier's integrated circuits can be a costly and time-consuming process. We also have sole or limited sources for less critical components, such as peripherals, power supplies, cooling and chassis hardware. We obtain key integrated circuits from IBM for our Cray XT systems, from Texas Instruments Incorporated for our Cray X2 blades and from Taiwan Semiconductor Manufacturing Company for our Cray XMT system, and processors from AMD for our Cray XT3, Cray XT4, Cray XT5, Cray XT5$_h$ and successor Cray XT systems. Our procurements from these vendors are primarily through purchase orders. We have chosen to deal with sole sources in specific cases due to the availability of specific technologies, economic advantages and other factors. Reliance on single or limited source vendors involves several risks, including the possibility of shortages of key components, long lead times, reduced control over delivery schedules and changes in direction by vendors, and we have been adversely affected by delays in qualified components in 2007 and recent years. See "Our reliance on third-party suppliers poses significant risks to our operating results, business and prospects" in Item 1A. "Risk Factors" below.

Competition

The HPC market is very competitive. Many of our competitors are established companies well known in the HPC market, including IBM, NEC, Hewlett-Packard, Hitachi, Fujitsu, SGI, Dell, Bull S.A. and Sun Microsystems. Most of these competitors have substantially greater research, engineering, manufacturing, marketing and financial resources than we do.

We also compete with systems builders and resellers of systems that are constructed from commodity components using processors manufactured by Intel, AMD, IBM and others. These competitors include the previously named companies as well as smaller firms that assemble systems from commercially available commodity products. These companies have capitalized on developments in parallel processing and increased computer performance in commodity-based networking and cluster systems. While these companies' products are more limited in applicability and scalability, they have achieved growing market acceptance as they offer significant peak/price performance on larger problems lacking complexity. Such companies, because they can offer high peak performance per dollar, can put pricing pressure on us in certain procurements.

Internationally, we compete primarily with IBM, Hewlett-Packard, Sun Microsystems, Bull S.A., Hitachi, Fujitsu, SGI and NEC. While the first seven companies offer large systems based on commodity processors, NEC also offers vector-based systems with a large suite of ported application programs. As in the United States, commodity HPC suppliers can offer systems with significantly better price/peak performance on certain applications. In addition, to the extent that Intel, IBM and other processor suppliers develop processors with greater capabilities than the processors we use from AMD, our Cray XT systems, including upgrades and successor products, may be at a competitive disadvantage to systems utilizing such other processors.

We compete primarily on the basis of product performance, breadth of features, price/performance, scalability, quality, reliability, upgradeability, service and support, corporate reputation, brand image and account relationships. Our market approach is more focused than our competitors, as we concentrate on supercomputing with products designed for the needs of this specific market. We offer systems that provide greater performance on the largest, most difficult computational problems and superior price/performance on many important applications in the capability market. Our systems often offer superior total cost of ownership advantages as they typically use less electric power and cooling and occupy less space than low bandwidth cluster systems.

Intellectual Property

We attempt to protect our trade secrets and other proprietary rights through formal agreements with our employees, customers, suppliers and consultants, and through patent protection. Although we intend to protect our rights vigorously, there can be no assurance that our contractual and other security arrangements will be successful.

Our general policy is to seek patent protection for those inventions and improvements likely to be incorporated into our products and services and give us a competitive advantage. We have a number of patents and pending patent applications relating to our hardware and software technologies. While we believe our patents and applications have value, no single patent or group of patents is in itself essential to us as a whole or to any of our key products. Any of our proprietary rights could be challenged, invalidated or circumvented and may not provide significant competitive advantage.

We license certain patents and other intellectual property from SGI as part of our acquisition of the Cray Research operations. These licenses contain restrictions on our use of the underlying technology, generally limiting the use to historic Cray products and vector processor computers. We have also entered into cross-license arrangements with other companies involved in the HPC industry.

See "We may not be able to protect our proprietary information and rights adequately" and "We may infringe or be subject to claims that we infringe the intellectual property rights of others" in Item 1A. "Risk Factors" below.

Employees

As of December 31, 2007, we had 800 employees. We have no collective bargaining agreement with our employees. We have not experienced a work stoppage and believe that our employee relations are very good.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are available free of charge at our website at www.cray.com as soon as reasonably practicable after we file such reports with the SEC electronically. In addition, we have set forth our Code of Business Conduct, Corporate Governance Guidelines, the charters of the Audit, Compensation, Corporate Governance and Strategic Technology Assessment Committees of our Board of Directors and other governance documents on our website, www.cray.com, under "Investors — Corporate Governance."

Item 1A. *Risk Factors.*

The following factors should be considered in evaluating our business, operations, prospects and common stock as they may affect our future results and financial condition and they may affect an investment in our securities.

Our operating results may fluctuate significantly and we may not achieve profitability in any given period. Our operating results are subject to significant fluctuations due to the factors listed below, which make estimating revenue and operating results for any specific period very difficult, particularly as the product revenue recognized in any given quarter may depend on a very limited number of system sales planned for that quarter, the timing of product acceptances by customers and contractual provisions affecting revenue recognition. For example, we expect a substantial portion of our potential product revenue in the first half of 2008 to come from a few major transactions involving our quad-core Cray XT4 and Cray $XT5_h$ systems and a significant portion of our product revenue in the second half of 2008 to come from new Cray XT5 systems which currently are in varying stages of development. Delays in recognizing revenue from any transaction due to development delays, not receiving needed components timely or with anticipated performance, not achieving product acceptances, contractual provisions or for other reasons, could have a material adverse effect on our operating results in any quarter, and could shift associated revenue, margin and cash receipts into subsequent quarters or calendar years.

We have experienced net losses in recent periods. For example, in 2005 we had a net loss of $64.3 million; in 2006 we had a net loss of $12.1 million, with net losses in the first three quarters of the year offsetting net income in the fourth quarter; and in 2007 we had a net loss of $5.7 million with net income in the third quarter of $5.1 million offset by losses in the other three quarters.

Whether we will be able to increase our revenue and achieve and sustain profitability on a quarterly and annual basis depends on a number of factors, including:

- successfully selling our Cray XT4, Cray XT5 and Cray $XT5_h$ systems, including upgrades and successor systems;
- the level of revenue recognized in any given period, which is affected by the very high average sales prices and limited number of system sales in any quarter, the timing of product acceptances by customers and contractual provisions affecting the timing and amount of revenue recognition;
- our expense levels, including research and development net of government funding, which are affected by the level and timing of such funding;
- maintaining our product development projects on schedule and within budgetary limitations;
- the level of product margin contribution in any given period due to product mix, strategic transactions, product life cycle and component costs;
- the level and timing of maintenance contract renewals with existing customers;
- revenue delays or losses due to customers postponing purchases to wait for future upgraded or new systems, delays in delivery of upgraded or new systems and longer than expected customer acceptance cycles;
- the terms and conditions of sale or lease for our products; and
- the impact of expensing our share-based compensation under Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("FAS 123R").

The timing of orders and shipments impacts our quarterly and annual results and is affected by events outside our control, such as:

- the timely availability of acceptable components in sufficient quantities to meet customer delivery schedules;
- the timing and level of government funding for product acquisitions and research and development contracts;
- price fluctuations in the commodity electronics and memory markets;
- the availability of adequate customer facilities to install and operate new Cray systems;
- general economic trends, including changes in levels of customer capital spending;
- the introduction or announcement of competitive products;

- currency fluctuations, international conflicts or economic crises; and
- the receipt and timing of necessary export licenses.

Because of the numerous factors affecting our revenue and results of operations, we cannot assure our investors that we will have net income on a quarterly or annual basis in the future. We anticipate that our quarterly results will vary significantly, and include losses. Delays in component availability, product development, receipt of orders or product acceptances had a substantial adverse effect on our quarterly and full year results for 2007 and prior years and could continue to have such an effect on our quarterly and full year results in 2008 and future years.

Our reliance on third-party suppliers poses significant risks to our operating results, business and prospects. We subcontract the manufacture of a majority of the hardware components for all of our products, including integrated circuits, printed circuit boards, connectors, cables, power supplies and memory parts, on a sole or limited source basis to third-party suppliers. We use contract manufacturers to assemble our components for all of our systems. We also rely on third parties to supply key capabilities, such as file systems and storage subsystems. We use key service providers to co-develop key technologies, including integrated circuit design and verification. We are subject to substantial risks because of our reliance on limited or sole source suppliers. For example:

- if a supplier does not provide components that meet our specifications in sufficient quantities on time, then production and sales of our systems would be delayed or result in decreased gross margin, adversely affecting revenue and cash flow — these risks are accentuated during steep production ramp periods as we introduce new or successor products;
- if an interruption of supply of our components occurs, because of a significant problem with a supplier providing parts that later prove to be defective or because a single-source supplier imposes allocations on its customers, decides to no longer provide those components to us or increases the price of those parts significantly, it could take us a considerable period of time to identify and qualify alternative suppliers, to redesign our products as necessary and to begin to manufacture the redesigned components. In some cases, we may not be able to redesign such components. Defective components may need to be replaced, which may result in increased costs and obsolete inventory;
- if a supplier provides us with hardware, software or other intellectual property that contains bugs or other errors or is different from what we expected, our development projects may be adversely affected through additional design testing and verification efforts and respins of integrated circuits;
- if a supplier providing us with key research and development services with respect to integrated circuit design, network communication capabilities or internal software is late, fails to provide us with effective designs or products or loses key internal talent, our development programs may be delayed or prove to be not possible to complete;
- if a supplier cannot provide a competitive key component, our systems may be less competitive than systems using components with greater capability;
- some of our key component and service suppliers are small companies with limited financial and other resources, and consequently may be more likely to experience financial and operational difficulties than larger, well-established companies; and
- if a key supplier is acquired or has a significant business change, production and sales of our systems may be delayed or our development programs may be delayed or may not be possible to complete.

To the extent that Intel, IBM or other processor suppliers develop processors with greater capabilities, even for a short time, our systems, including upgrades and successor products, may be at a competitive disadvantage to systems utilizing such other processors. Our Cray XT4, Cray XT5 and successor systems, including our Baker system, are based on certain Opteron processors from AMD, while our Cray $XT5_h$ system is based on custom integrated circuits manufactured for us by Texas Instruments, Inc. Delays in the availability of Quad-Core AMD Opteron™ processors adversely affected our revenue and operating results in the fourth quarter of 2007, and could continue to adversely affect results through the first half of 2008. If any of our integrated circuit suppliers suffers delays or cancels the development of enhancements to its processors, our product revenue would be adversely affected. Changing our product designs to utilize another supplier's integrated circuits would be a costly and time-consuming process.

Our products must meet demanding specifications. For example, integrated circuits must perform reliably at high frequencies in large systems to meet acceptance criteria. From time to time during the last three years, we incurred significant delays in the receipt of key components from single source suppliers that delayed product development, shipments and acceptances. These delays adversely affected product revenue and margins in those years, including 2007, and, to the extent that we continue to experience similar problems, such delays may adversely affect revenue, margins and operating results in 2008 and future years.

The achievement of our business plan in 2008 and future periods is highly dependent on increased product revenue and margins from our Cray XT4, Cray $XT5_h$, Cray XT5 and successor systems. Product revenue in recent years, including 2007, was adversely affected by the unavailability of key components from third-party vendors and by development delays, including system software development for large systems. We expect that a substantial majority of our product revenue in 2008 will come from a limited number of sales of quad-core Cray XT4 and Cray XT5 systems in the United States and overseas. We began delivering quad-core Cray XT4 processors for field-upgrades late in the fourth quarter of 2007, and we delivered our first quad-core Cray XT4 system in the first quarter of 2008; we expect that initial revenue from those transactions will be recognized in the first half of 2008. Delays in component availability and development led to delays in the delivery of the quad-core Cray XT4 system, adversely impacting our expected 2007 operating results, and additional delays in acceptable components would delay delivery of Cray XT4 and Cray XT5 systems and would impact 2008 and future operating results adversely.

Several factors affect our ability to obtain higher margins for our products, such as:

- We need increased product differentiation in our Cray XT4, Cray XT5 and successor systems, including our Baker system. The market for such products is large but is replete with low bandwidth cluster systems. Our long-term success may be adversely affected if we are not successful in demonstrating the value of our balanced high bandwidth systems with the capability of solving challenging problems quickly to a market beyond our current core of customers, largely certain agencies of the U.S. and other governments, that require systems with the performance and features we offer;
- In the past, product margins have been adversely impacted by lower volumes than planned and higher than anticipated manufacturing variances, including scrap, rework and excess and obsolete inventory; and
- We sometimes do not meet all of the contract requirements for customer acceptance of our systems, which have resulted in contract penalties. Most often these penalties adversely affect the gross margin on a sale through the provision of additional equipment and services to satisfy delivery delays and performance shortfalls, although there is the risk of contract defaults and product return. Such penalties adversely impacted gross margins in 2007, and we expect additional penalties in 2008. The risk of contract penalties is increased when we bid for new business prior to completing development of new products when we must estimate future system performance.

To improve our financial performance, we need to have greater product differentiation and to limit negative manufacturing variances, contract penalties and other charges that adversely affect product margin, and failure to do so will adversely affect our operating results.

If government support for development of our supercomputer systems is delayed, reduced or lost, our net research and development expenditures and capital requirements would increase significantly and our ability to conduct research and development would decrease. A few government agencies and research laboratories fund a significant portion of our development efforts, including our Cascade project through the DARPA HPCS program and to a lesser extent our Cray XMT project through another government agency; this combined funding significantly reduces our reported level of net research and development expenses. The DARPA program calls for the delivery of prototype systems by late 2010, and provides for a contribution by DARPA to us of up to $250 million payable over approximately four years, assuming we meet ten milestones. We have met three of these milestones through December 31, 2007. We are negotiating with DARPA changes to the scope and schedule of this program. If we are unable to meet any of the remaining milestones, or fail to renegotiate the terms of the program, either of which may lead to a termination of the program, our cash flows and expenses would be adversely impacted and our product development programs would be at risk. DARPA's future financial commitments are subject to subsequent Congressional and federal inter-agency action, and our Cascade development efforts and the level of reported research and development expenses would be adversely impacted if DARPA did not receive expected funding, delayed payment for completed milestones, delayed the timing of milestones or decided to terminate the program before completion. We incurred some delays in payments and program milestones by DARPA in 2007 and additional delays are possible. By the project's completion, we must have contributed at least $125 million towards the project's total development cost; failure to do so would result in a lower level of DARPA contribution and could result in a termination of the contract. The DARPA program will result in increased net research and development expenditures by us for the cost-sharing portion of the program and will adversely affect our cash flow, particularly in the later years of the program. Government funding for the Cray X2 blade in our Cray $XT5_h$ system, formerly our "BlackWidow" program, has ended, and our continued development work on this product results in increased research and development expense. We require additional funding and a contract extension for development work on our Cray XMT system after June 2009. Future funding and contract extensions for this project may be at risk, especially given the development delays we have encountered on this project.

Agencies of the U.S. government historically have facilitated the development of, and have constituted a market for, new and enhanced very high performance computer systems. U.S. government agencies may delay or decrease funding of our future product development efforts due to product development delays, a change of priorities, international political developments, overall budgetary considerations or other reasons. In recent years, the U.S. government has delayed enacting significant appropriations bills substantially past the commencement of its October 1 fiscal year. Any delay, decrease or cessation of governmental support could cause an increased need for capital, increase significantly our research and development expenditures and have a material adverse impact on our operating results and our ability to implement our product roadmap.

Failure to overcome the technical challenges of completing the development of our supercomputer systems on our product roadmap would adversely affect our revenue and operating results in subsequent years. In addition to developing the scalable system software and hardware for quad-core Cray XT4, Cray XT5 and Cray $XT5_h$ systems for revenue generation in 2008, we continue work on our product roadmap, including the Cray XMT system for second half 2008 deliveries, successor systems to the Cray XT5 system, and our Cascade program under the DARPA HPCS Phase III award in subsequent years. These development efforts are lengthy and technically challenging processes, and require a significant investment of capital, engineering and other resources. Unanticipated performance and/or development issues may require more engineers, time or testing resources than are currently available. Directing engineering resources to solving current issues has adversely affected the timely development of successor or future products. Given the breadth of our engineering challenges and our limited engineering and technical personnel resources, we periodically review the anticipated contributions and expense of our product programs to determine their long-term viability. We may not be successful in meeting our development schedules for technical reasons and/or because of insufficient engineering resources, which could cause a lack of confidence in our capabilities among our key customers. To the extent we incur delays in completing the design, development and production of hardware components, delays in development of requisite system software, cancellation of programs due to technical infeasibility or uncover stability issues, our revenue, results of operations and cash flows, and the reputation of such systems in the market, could be adversely affected. Future sales of our products may be adversely affected by any of these factors.

If the U.S. government purchases fewer supercomputers, our revenue would be reduced and our operating results would be adversely affected. Historically, sales to the U.S. government and customers primarily serving the U.S. government have represented a significant market for supercomputers, including our products. In 2005, 2006 and 2007, approximately 55%, 45% and 64% respectively, of our product revenue was derived from such sales. Our 2008 and future plans contemplate significant sales to U.S. government agencies. Sales to government agencies, including cancellations of existing contracts, may be affected by factors outside our control, such as changes in procurement policies, budgetary considerations including Congressional delays in completing appropriation bills, domestic crises, and international political developments. If agencies and departments of the United States or other governments were to stop, reduce or delay their use and purchases of supercomputers, our revenue and operating results would be adversely affected.

If we are unable to compete successfully in the HPC market, our revenue will decline. The performance of our products may not be competitive with the computer systems offered by our competitors. Many of our competitors are established companies well known in the HPC market, including IBM, NEC, Hewlett-Packard, Fujitsu, Hitachi, SGI, Dell, Bull S.A. and Sun Microsystems. Most of these competitors have substantially greater research, engineering, manufacturing, marketing and financial resources than we do. We also compete with systems builders and resellers of systems that are constructed from commodity components using processors manufactured by Intel, AMD, IBM and others. These competitors include the previously named companies as well as smaller firms that benefit from the low research and development costs needed to assemble systems from commercially available commodity products. These companies have capitalized on developments in parallel processing and increased computer performance in commodity-based networking and cluster systems. While these companies' products are more limited in applicability and scalability, they have achieved growing market acceptance. They offer significant peak/price performance on larger problems lacking complexity. Such companies, because they can offer high peak performance per dollar, can put pricing pressure on us in certain competitive procurements. In addition, to the extent that Intel, IBM and other processor suppliers develop processors with greater capabilities than the processors we use from AMD, our Cray XT4, Cray XT5 and successor systems may be at a competitive disadvantage to systems utilizing such other processors.

Periodic announcements by our competitors of new HPC systems or plans for future systems and price adjustments may reduce customer demand for our products. Many of our potential customers already own or lease very high performance computer systems. Some of our competitors may offer trade-in allowances or substantial discounts to potential customers, and engage in other aggressive pricing tactics, and we have not always been able to match these sales incentives. We have in the past and may again be required to provide substantial discounts to make strategic sales, which may reduce or eliminate any positive margin on such transactions, or to provide lease financing for our products, which could result in a deferral of our receipt of cash and revenue for these systems. These developments limit our revenue and resources and reduce our ability to be profitable.

Our market is characterized by rapidly changing technology, accelerated product obsolescence and continuously evolving industry standards. Our success depends upon our ability to sell our current products, and to develop successor systems and enhancements in a timely manner to meet evolving customer requirements, which may be influenced by competitive offerings. We may not succeed in these efforts. Even if we succeed, products or technologies developed by others may render our products or technologies noncompetitive or obsolete. A breakthrough in technology could make low bandwidth cluster systems even more attractive to our existing and potential customers. Such a breakthrough would impair our ability to sell our products and would reduce our revenue and operating results.

If we cannot retain, attract and motivate key personnel, we may be unable to effectively implement our business plan. Our success also depends in large part upon our ability to retain, attract and motivate highly skilled management, technical, marketing, sales and service personnel. The loss of and failure to replace key engineering management and personnel could adversely affect multiple development efforts. Recruitment and retention of senior management and skilled technical, sales and other personnel is very competitive, and we may not be successful in either attracting or retaining such personnel. From time to time, we have lost key personnel to Microsoft, Google and other high technology companies. As part of our strategy to attract and retain key personnel, we may offer equity compensation through stock options and restricted stock grants. Potential employees, however, may not perceive our equity incentives as attractive, and current employees who have significant options with exercise prices significantly above current market values for our common stock may seek other employment. In addition, due to the intense competition for qualified employees, we may be required to increase the level of compensation paid to existing and new employees, which could materially increase our operating expenses.

Lower than anticipated sales of new supercomputers and the termination of maintenance contracts on older and/or decommissioned systems may reduce our service revenue and margins from maintenance service contracts. Our HPC systems are typically sold with maintenance service contracts. These contracts generally are for annual periods, although some are for multi-year periods, and provide a predictable revenue base. Our revenue from maintenance service contracts declined from approximately $95 million in 2000 to approximately $42 million in 2005 while increasing to approximately $50 million in 2006 and since then has stabilized at about this level. We may have periodic revenue and margin declines as our older, higher margin service contracts are ended and newer, lower margin contracts are established, based on the timing of system withdrawals from service. Adding service personnel to new locations when we win contracts where we have previously had no presence and servicing installed products to replace defective components in the field create additional pressure on service margins.

Expansion of new Technical Services could reduce our overall service margins. We plan to continue to expand our capabilities to deliver Cray Technical Services in 2008 through the addition of experienced managers and personnel, marketing of these services and commencing new projects. These services usually are rendered on a project basis. To the extent that we incur additional expenses in this effort prior to receiving additional revenue, our overall service margins will be adversely affected.

Our stock price is volatile. The trading price of our common stock is subject to significant fluctuations in response to many factors, including our quarterly operating results (particularly if they are less than our or analysts' previous estimates), changes in analysts' estimates, our capital raising activities, announcements of technological innovations by us or our competitors and general conditions in our industry.

The adoption of FAS 123R has and will continue to adversely affect our operating results and may adversely affect the market price of our common stock. Beginning in 2006, in light of the adoption of FAS 123R, we granted stock options and restricted stock awards to a limited number of new employees and granted options and restricted stock to less than a majority of employees, generally with four-year vesting periods. We also changed the purchase price under our employee stock purchase plan in order to designate the plan as non-compensatory, and thereby avoid expense that would have otherwise been incurred under FAS 123R. Our estimates for stock option expense are based on the Black-Scholes valuation method, which provides significantly different values depending on certain assumptions. We recorded approximately $3.2 million as non-cash compensation expense in 2007 for stock options and restricted stock grants, equal to approximately 56% of our reported net loss for the year, and we anticipate that this expense amount will increase in future years. We do not know how analysts and investors will react to the additional expense recorded in our statements of operations rather than disclosed in the notes thereto, and thus such additional expense may adversely affect the market price of our common stock.

We may infringe or be subject to claims that we infringe the intellectual property rights of others. Third parties in the past have asserted, and may in the future assert intellectual property infringement claims against us, and such future claims, if proved, could require us to pay substantial damages or to redesign our existing products or pay fees to obtain cross-license agreements. Regardless of the merits, any claim of infringement would require management attention and could be expensive to defend.

We incorporate software licensed from third parties into the operating systems for our products and any significant interruption in the availability of these third-party software products or defects in these products could reduce the demand for our products. The operating system software we develop for our HPC systems contains components that are licensed to us under open source software licenses. Our business could be disrupted if this software, or functional equivalents of this software, were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case we would be required to redesign our operating system software to function with alternative third-party software, or develop these components ourselves, which would result in increased costs and could result in delays in product shipments. Our Cray XT4, Cray XT5 and successor systems utilize software system variants that incorporate Linux technology. The open source licenses under which we have obtained certain components of our operating system software may not be enforceable. Any ruling by a court that these licenses are not enforceable, or that Linux-based operating systems, or significant portions of them, may not be copied, modified or distributed as provided in those licenses, would adversely affect our ability to sell our systems. In addition, as a result of concerns about the risks of litigation and open source software generally, we may be forced to protect our customers from potential claims of infringement. In any such event, our financial condition and results of operations may be adversely affected.

We also incorporate proprietary incidental software from third parties, such as for file systems, job scheduling and storage subsystems. We have experienced some functional issues in the past with implementing such software with our supercomputer systems. These issues, if repeated, may result in additional expense by us and/or loss of customer confidence.

Our indebtedness may adversely affect our financial strength. In December 2004 we sold $80.0 million in aggregate principal amount of our 3.0% Convertible Senior Subordinated Notes due 2024 (the "Notes"). Holders may require us to purchase all or a part of their Notes for cash at a purchase price of 100% of the principal amount of the Notes plus accrued and unpaid interest on December 1, 2009, December 1, 2014 or December 1, 2019, or upon the occurrence of certain events provided in the indenture governing the Notes. As of December 31, 2007, we had no other outstanding indebtedness for money borrowed and no material equipment lease obligations. We have a $10.0 million cash secured credit facility which supports the issuance of letters of credit. As of December 31, 2007, we had approximately $8.0 million available to use under this credit facility. Our current credit facility constitutes senior debt with respect to the Notes. We may incur additional indebtedness for money borrowed, which may include borrowing under new credit facilities or the issuance of new debt securities. Over time, the level of our indebtedness could, among other things:

- increase our vulnerability to general economic and industry conditions, including recessions;
- require us to use cash from operations to service our indebtedness, thereby reducing our ability to fund working capital, capital expenditures, research and development efforts and other expenses;
- limit our flexibility investing in significant research and development projects with long paybacks, as well as our flexibility in planning for, or reacting to, changes in our business, including merger and acquisition opportunities;
- place us at a competitive disadvantage compared to competitors that have less indebtedness; and
- limit our ability to borrow additional funds that may be needed to operate and expand our business.

We may not have the funds necessary to purchase the Notes on December 1, 2009, upon a fundamental change or other purchase date, and our ability to purchase the Notes in such events may be limited. On December 1, 2009, December 1, 2014 or December 1, 2019, holders of the Notes may require us to purchase their Notes for cash, and we currently expect that we likely will be required to purchase all the Notes on December 1, 2009. In addition, holders may also require us to purchase their Notes upon a fundamental change, as defined in the indenture governing the Notes, which includes among other matters, a change of control. Our ability to repurchase the Notes in such events may be limited by law and by the terms of other indebtedness, including the terms of senior indebtedness, we may have outstanding at the time of such events. If we do not have sufficient funds, we will not be able to repurchase the Notes tendered to us for purchase. While our existing credit facility does not prohibit us from repurchasing any of the Notes, any subsequent credit facility may include such a covenant or a requirement for prior written consent from the lender. If a repurchase event occurs, we may require third-party financing to repurchase the Notes, but we may not be able to obtain that financing on favorable terms or at all. Our failure to repurchase tendered Notes at a time when the repurchase is required by the indenture would constitute a default under the indenture. In addition, a default under the indenture would constitute a default under our existing senior secured credit facility and could lead to defaults under other existing and future agreements governing our indebtedness. In these circumstances, the subordination provisions in the indenture governing the Notes may limit or prohibit payments to Note holders. If, due to a default, the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness or repurchase the Notes.

We will require a significant amount of cash to repay our indebtedness and to fund planned capital expenditures, research and development efforts and other corporate expenses. Our ability to make payments on our indebtedness, including the potential repurchase of the Notes in December 2009, and to fund planned capital expenditures, research and development efforts and other corporate expenses will depend on our future operating performance and on economic, financial, competitive, legislative, regulatory and other factors. Many of these factors are beyond our control. Our business may not generate sufficient cash from operations, and we expect to have a net use of cash in 2008, and future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness, including the Notes, or to fund our other needs. If we are unable to generate sufficient cash to enable us to pay our indebtedness, we may need to pursue one or more alternatives, such as reducing our operating expenses, reducing or delaying capital expenditures or research and development, selling assets, raising additional equity capital and/or debt, and seeking legal protection from our creditors.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 at the end of each fiscal year, and any adverse results from such future evaluations could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management and our independent registered public accounting firm on our internal control over financial reporting in our Annual Reports on Form 10-K. We received favorable opinions from our independent registered public accounting firm and we reported no material weaknesses for 2005, 2006 and 2007. Each year, we must continue to monitor and assess our internal control over financial reporting and determine whether we have any material weaknesses. Depending on their nature and severity, any future material weaknesses could result in our having to restate financial statements, could make it difficult or impossible for us to obtain an audit of our annual financial statements or could result in a qualification of any such audit. In such events, we could experience a number of adverse consequences, including our inability to comply with applicable reporting and listing requirements, a loss of market confidence in our publicly available information, delisting from the Nasdaq Global Market, loss of financing sources such as our line of credit, and litigation based on the events themselves or their consequences.

New environmental rules in Europe and other jurisdictions may adversely affect our operations. In 2006 members of the European Union ("EU") and certain other European countries began implementing the Restrictions on Hazardous Substances ("RoHS") Directive, which prohibits or limits the use in electrical and electronic equipment of the following substances: lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls, and polybrominated diphenyl ethers. After July 1, 2006, a company shipping products that do not comply with RoHS to the EU or such other European countries could have its products detained and could be subject to penalties. We did not ship any Cray X1E or Cray XD1 systems to Europe after July 1, 2006, because of these restrictions. We believe we are RoHS-compliant with our Cray XT4, Cray XT5, Cray $XT5_h$ and Cray XMT systems. If a regulatory authority determines that any of our products is not RoHS-compliant, we will have to redesign and requalify certain components to meet RoHS requirements, which could result in increased engineering expenses, shipment delays, penalties and possible product detentions or seizures.

A separate EU Directive on Waste Electrical and Electronic Equipment ("WEEE") was scheduled to become effective in August 2005. Under the WEEE Directive, companies that put electrical and electronic equipment on the EU market must register with individual member states, mark their products, submit annual reports, provide recyclers with information about product recycling, and either recycle their products or participate in or fund mandatory recycling schemes. In addition, some EU member states require recycling fees to be paid in advance to ensure funds are available for product recycling at the end of the product's useful life. We mark our products as required by the WEEE Directive and are registered with those EU member states where our products have been shipped since August 2005. Each EU member state is responsible for implementing the WEEE Directive and some member states have not yet established WEEE registrars or established or endorsed the recycling schemes required by the WEEE Directive. We are monitoring implementation of the WEEE Directive by the member states. Compliance with the WEEE Directive could increase our costs and any failure to comply with the WEEE Directive could lead to monetary penalties.

Other jurisdictions are considering adoption of rules similar to the RoHS and WEEE regulations. To the extent that any such rules differ from the RoHS and WEEE regulations, they may result in additional expense for us to redesign and requalify our products, and may delay us from shipping products into such jurisdictions.

U.S. export controls could hinder our ability to make sales to foreign customers and our future prospects. The U.S. government regulates the export of HPC systems such as our products. Occasionally we have experienced delays for up to several months in receiving appropriate approvals necessary for certain sales, which have delayed the shipment of our products. Delay or denial in the granting of any required licenses could make it more difficult to make sales to foreign customers, eliminating an important source of potential revenue.

We may not be able to protect our proprietary information and rights adequately. We rely on a combination of patent, copyright and trade secret protection, nondisclosure agreements and licensing arrangements to establish, protect and enforce our proprietary information and rights. We have a number of patents and have additional applications pending. There can be no assurance, however, that patents will be issued from the pending applications or that any issued patents will protect adequately those aspects of our technology to which such patents will relate. Despite our efforts to safeguard and maintain our proprietary rights, we cannot be certain that we will succeed in doing so or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies. The laws of some countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Additionally, under certain conditions, the U.S. government might obtain non-exclusive rights to certain of our intellectual property. Although we continue to implement protective measures and intend to defend our proprietary rights vigorously, these efforts may not be successful.

A substantial number of our shares are eligible for future sale and may depress the market price of our common stock and may hinder our ability to obtain additional financing. As of December 31, 2007, we had outstanding:

- 32,638,415 shares of common stock;
- 1,284,852 shares of common stock issuable upon exercise of warrants;
- 3,328,798 shares of common stock issuable upon exercise of options, of which options to purchase 2,767,801 shares of common stock were then exercisable; and
- Notes convertible into an aggregate of 4,144,008 shares of common stock at a current conversion price of approximately $19.31 per share, subject to adjustment, or, under certain circumstances specified in the indenture governing the Notes, a maximum of 5,698,006 shares of common stock.

Almost all of our outstanding shares of common stock may be sold without substantial restrictions, with certain exceptions including 376,206 shares held by Board members, executive officers and key managers that may be forfeited and are restricted against transfer until vested.

Almost all of the shares of common stock that may be issued on exercise of the warrants and options will be available for sale in the public market when issued, subject in some cases to volume and other limitations. The warrants outstanding at December 31, 2007, consisted of warrants to purchase 1,284,852 shares of common stock, with an exercise price of $10.12 per share, expiring on June 21, 2009. The Notes are not now convertible, and only become convertible upon the occurrence of certain events specified in the indenture governing the Notes. Sales in the public market of substantial amounts of our common stock, including sales of common stock issuable upon the exercise or conversion of warrants, options and Notes, may depress prevailing market prices for the common stock. Even the perception that sales could occur may impact market prices adversely. The existence of outstanding warrants, options and Notes may prove to be a hindrance to our future financings. Further, the holders of warrants, options and Notes may exercise or convert them for shares of common stock at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. Such factors could impair our ability to meet our capital needs. We also have authorized 5,000,000 shares of undesignated preferred stock, although no shares of preferred stock currently are outstanding.

Provisions of our Restated Articles of Incorporation and Bylaws could make a proposed acquisition that is not approved by our Board of Directors more difficult. Provisions of our Restated Articles of Incorporation and Bylaws could make it more difficult for a third party to acquire us. These provisions could limit the price that investors might be willing to pay in the future for our common stock. For example, our Restated Articles of Incorporation and Bylaws provide for:

- removal of a director only in limited circumstances and only upon the affirmative vote of not less than two-thirds of the shares entitled to vote to elect directors;
- the ability of our board of directors to issue up to 5,000,000 shares of preferred stock, without shareholder approval, with rights senior to those of the common stock;
- no cumulative voting of shares;
- the right of shareholders to call a special meeting of the shareholders only upon demand by the holders of not less than 30% of the shares entitled to vote at such a meeting;

- the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote on an amendment, unless the amendment was approved by a majority of our continuing directors, who are defined as directors who have either served as a director since August 31, 1995, or were nominated to be a director by the continuing directors;

- special voting requirements for mergers and other business combinations, unless the proposed transaction was approved by a majority of continuing directors;

- special procedures to bring matters before our shareholders at our annual shareholders' meeting; and

- special procedures to nominate members for election to our board of directors.

These provisions could delay, defer or prevent a merger, consolidation, takeover or other business transaction between us and a third party that is not approved by our Board of Directors.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal properties as of March 1, 2008, were as follows:

Location of Property	Uses of Facility	Approximate Square Footage
Chippewa Falls, WI	Manufacturing, hardware development, central service and warehouse	227,800
Seattle, WA	Executive offices, hardware and software development, sales and marketing	59,600
Mendota Heights, MN	Software development, sales and marketing	55,300

We own 179,000 square feet of manufacturing, development, service and warehouse space in Chippewa Falls, Wisconsin, and lease the remaining space described above.

We also lease a total of 7,200 square feet of office space, primarily for hardware development, in Austin, Texas. We also lease a total of approximately 5,700 square feet, primarily for sales and service offices, in various domestic locations. In addition, various foreign sales and service subsidiaries have leased an aggregate of approximately 14,100 square feet of office space. Our Seattle lease expires on November 1, 2008. We are in negotiations with our current landlord regarding a new lease and are exploring other leasing opportunities in the Seattle area. We believe our facilities are adequate to meet our needs at least through 2008.

Item 3. *Legal Proceedings*

We have no material pending litigation.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our shareholders during the fourth quarter of 2007.

Item E.O. ***Executive Officers of the Company***

Our executive officers, as of March 1, 2008, were as follows:

Name	Age	Position
Peter J. Ungaro	39	Chief Executive Officer and President
Brian C. Henry	51	Executive Vice President and Chief Financial Officer
Kenneth W. Johnson	65	Senior Vice President, General Counsel and Corporate Secretary
Ian W. Miller	50	Senior Vice President
Steven L. Scott	41	Senior Vice President and Chief Technology Officer
Margaret A. Williams	49	Senior Vice President

Our executive officers are elected annually by the Board of Directors and serve at the Board's discretion. There are no family relationships among any of our directors, nominees for directors or executive officers.

Peter J. Ungaro has served as Chief Executive Officer and as a member of our Board of Directors since August 2005 and as President since March 2005; he previously served as Senior Vice President responsible for sales, marketing and services from September 2004 and before then served as Vice President responsible for sales and marketing from when he joined us in August 2003. Prior to joining us, he served as Vice President, Worldwide Deep Computing Sales for IBM since April 2003. Prior to that assignment, he was IBM's vice president, worldwide HPC sales, a position he held since February 1999. He also held a variety of other sales leadership positions since joining IBM in 1991. Mr. Ungaro received a B.A. from Washington State University.

Brian C. Henry has served as Executive Vice President and Chief Financial Officer since joining us in May 2005. Mr. Henry previously served as Executive Vice President and Chief Financial Officer of Onyx Software Corporation, a full suite customer relationship management company, which he joined in 2001. He previously served from 1999 to 2001 as Executive Vice President and Chief Financial Officer of Lante Corporation, a public internet consulting company focused on e-markets and collaborative business models. From 1998 to 1999 he was Chief Operating Officer, Information Management Group, of Convergys Corporation, which he helped spin-off from Cincinnati Bell Inc., a diversified service company where he served as Executive Vice President and Chief Financial Officer from 1993 to 1998. From 1983 to 1993 he was with Mentor Graphics Corporation in key financial management roles, serving as Chief Financial Officer from 1986 to 1993. Mr. Henry received his B.S. from Portland State University and an M.B.A. from Harvard University where he was a Baker Scholar.

Kenneth W. Johnson serves as Senior Vice President, General Counsel and Corporate Secretary. He has held the position of General Counsel and Corporate Secretary since joining us in September 1997. From September 1997 to December 2001 he also served as Vice President Finance and Chief Financial Officer and he again served as Chief Financial Officer from November 2004 to May 2005. Prior to joining us, Mr. Johnson practiced law in Seattle for 20 years with Stoel Rives LLP and predecessor firms, where his practice emphasized corporate finance. Mr. Johnson received an A.B. from Stanford University and a J.D. from Columbia University Law School.

Ian W. Miller serves as Senior Vice President responsible for sales and marketing. He joined us in February 2008, after having served as Vice President of Sales for PolyServe Software, a unit of Hewlett-Packard, since May 2007, and for the five previous years as Vice President of World-Wide Sales for PolyServe Inc. PolyServe provides software that unifies many servers and storage devices to form a modular utility that acts and can be managed as a single entity. Prior to joining PolyServe in 2002, Mr. Miller spent three years as Vice President-Sales at IBM responsible for its high-end xSeries servers and the two previous years as Vice President, Global Marketing for Sequent Computer, before and after IBM's acquisition of Sequent. From 1995 to 1997, he served as Senior Vice President-Asia Pacific for Software AG and from 1978 through 1995 he held various sales and marketing positions in the United Kingdom and Asia for Unisys Corporation. Mr. Miller received a Bsc. in Economics from London University.

Steven L. Scott has served as Senior Vice President since September 2005. He originally served as an employee, having joined Cray Research in 1992, through mid-July 2005, and rejoined us in September 2005. He was named as Chief Technology Officer in October 2004 and then again in September 2005. He is responsible for designing the integrated infrastructure that will drive our next generation of supercomputers. Prior to his appointment as Chief Technology Officer, Dr. Scott held a variety of technology leadership positions. He was formerly the chief architect of the Cray X1 system and was instrumental in the design of the Red Storm supercomputer system. Dr. Scott holds 17 U.S. patents in the areas of interconnection networks, cache coherence, synchronization mechanisms, and scalable parallel architectures. Dr. Scott has served on numerous program committees and as an associate editor for the IEEE Transactions on Parallel and Distributed Systems, and is a noted expert in HPC architecture and interconnection networks. In 2005 he was the recipient of both the Seymour Cray Computing Award from the IEEE Computer Society and the Maurice Wilkes Award from the Association of Computing Machinery. He received his B.S. in electrical and computing engineering, M.S. in computer science and Ph.D. in computer architecture all from the University of Wisconsin where he was a Wisconsin Alumni Research Foundation and Hertz Foundation Fellow.

Margaret A. "Peg" Williams is Senior Vice President responsible for our software and hardware research and development efforts, including our current and future products and projects. Dr. Williams joined us in May 2005. From 1997 through 2005, she held various positions with IBM, including Vice President of Database Technology and Director and then Vice President of HPC Software and AIX Development. She also led the user support team at the Maui High Performance Computing Center from 1993 through 1996. From 1987 through 1993, Dr. Williams held various positions in high performance computing software development at IBM. Dr. Williams holds a B.S. in mathematics and physics from Ursinus College and an M.S. in mathematics and a Ph.D. in applied mathematics from Lehigh University.

PART II

Item 5. *Market for the Company's Common Equity, Related Shareholder Matters and Issuer Repurchases of Equity Securities*

Price Range of Common Stock and Dividend Policy

Our common stock is traded on the Nasdaq Global Market under the symbol CRAY. On March 3, 2008, we had 32,817,497 shares of common stock outstanding that were held by 597 holders of record.

The quarterly high and low sales prices of our common stock for the periods indicated are as follows:

	High	Low
Year Ended December 31, 2006:		
First Quarter	$10.16	$ 5.20
Second Quarter	$10.16	$ 5.88
Third Quarter	$14.36	$ 9.95
Fourth Quarter	$13.45	$ 8.36
Year Ended December 31, 2007:		
First Quarter	$14.40	$11.32
Second Quarter	$14.33	$ 6.50
Third Quarter	$ 8.30	$ 6.02
Fourth Quarter	$ 7.38	$ 5.52

We have not paid cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Equity Compensation Plan Information

The following table provides information as of December 31, 2007, with respect to compensation plans under which shares of our common stock are authorized for issuance, including plans previously approved by our shareholders and plans not previously approved by our shareholders.

Plan Category	Number of Shares of Common Stock to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares of Common Stock Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in 1st column)
Equity compensation plans approved by shareholders (1)	2,674,934	$15.67	2,869,538
Equity compensation plans not approved by shareholders (2)	653,864	$10.61	143,666
Total	3,328,798	$14.68	3,013,204

(1) The shareholders approved our 1988, 1995 Independent Director, 1995, 1999 and 2003 stock option plans, our 2004 long-term equity compensation plan, our 2006 long-term equity compensation plan and our 2001 employee stock purchase plan; the 1988, the 1995 Independent Director and the 1995 stock option plans have been terminated and no more options may be granted under those plans. Pursuant to these stock option plans, incentive and nonqualified options may be granted to employees, officers, directors, agents and consultants with exercise prices at least equal to the fair market value of the underlying common stock at the time of grant. While the Board may grant options with varying vesting periods under these plans, most options granted to employees vest over four years, with 25% of the options vesting after one year and the remaining options vesting monthly over the next three years, and most option grants to non-employee directors vesting monthly over the twelve months after grant. In 2005, the vesting of all employee stock options with per share

exercise prices of $5.88 or higher was accelerated; the vesting of stock options granted to non-employee directors and contractors was not accelerated. Most options granted in 2005 vested in full on or before December 31, 2005. Under the 2004 and 2006 long-term equity compensation plans, the Board may grant restricted and performance stock grants in addition to incentive and nonqualified stock options. As of December 31, 2007, under the option and equity compensation plans approved by shareholders under which we may grant stock options, an aggregate of 2,456,840 shares remained available for grant as options and, under the option and equity compensation plans approved by shareholders under which we may grant restricted and bonus awards, an aggregate of 1,556,439 shares were available for such awards.

Under the 2001 employee stock purchase plan, all employees are eligible to participate. Effective December 16, 2005, the formula for determining the purchase price of shares under this plan was changed to 95% of the fair market value of our common stock on the fourth business day after the end of each offering period. The 2001 employee stock purchase plan covers a total of 1,000,000 shares; at December 31, 2007, we had issued a total of 587,302 shares under the 2001 plan and had a total of 412,698 shares available for future issuance. The first two columns do not include the shares to be issued under the 2001 employee stock purchase plan for the offering period that began on December 16, 2007 and will end on March 15, 2008, as neither the number of shares to be issued in that offering period nor the offering price is now determinable.

(2) The shareholders did not approve the 2000 non-executive employee stock option plan. Under the 2000 non-executive employee stock option plan approved by the Board of Directors on March 30, 2000, an aggregate of 1,500,000 shares pursuant to non-qualified options could be issued to employees, agents and consultants but not to officers or directors. Otherwise, the 2000 non-executive employee stock option plan is similar to the stock option plans described in footnote (1) above. At December 31, 2007, under the 2000 non-executive employee stock plan we had options for 603,309 shares outstanding and options for 896,691 shares available for future grant.

On April 1, 2004, in connection with the acquisition of OctigaBay, subsequently renamed Cray Canada Inc., we assumed that company's key employee stock option plan, including existing options. Options could be granted to Cray Canada employees, directors and consultants. Otherwise the Cray Canada key employee stock option plan is similar to the stock option plans described in footnote (1) above. On March 8, 2006, the Cray Canada plan was terminated, which ended future grants but did not affect then outstanding options. Under the Cray Canada key employee stock option plan, we had 50,555 options outstanding as of December 31, 2007.

From time to time we have issued warrants as compensation to consultants and others for services without shareholder approval. As of December 31, 2007, we had no such warrants outstanding.

Unregistered Sales of Securities

We had no unregistered sales of our securities in 2007 not previously reported.

Issuer Repurchases

We did not repurchase any of our equity securities in the fourth quarter of 2007.

STOCK PERFORMANCE GRAPH

The graph below compares the cumulative total return to shareholders for our common stock with the comparable return of the Nasdaq Stock Market (U.S. companies) Index and the Nasdaq Computer Manufacturer Stocks Index.

The graph assumes that a shareholder invested $100 in our common stock on December 31, 2002, and that all dividends were reinvested. We have never paid cash dividends on our common stock. All return information is historical and is not necessarily indicative of future performance.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG OUR COMMON STOCK, THE NASDAQ STOCK MARKET (U.S. COMPANIES) INDEX AND THE NASDAQ COMPUTER MANUFACTURER STOCKS INDEX THROUGH DECEMBER 31, 2007



DOLLARS
400
300
200
100
0
Cray Inc.
Nasdaq Stock Market (U.S.)
Nasdaq Computer Manufacturer Stocks
2002
2003
2004
2005
2006
2007

	12/31/02	12/31/03	12/31/04	12/30/05	12/29/06	12/31/07
Cray Inc.	100.0	129.5	60.8	17.3	38.7	19.5
Nasdaq Stock Market (U.S.)	100.0	149.5	162.7	166.2	182.6	198.0
Nasdaq Computer Manufacturer Stocks	100.0	138.9	181.1	185.1	189.1	276.6

Item 6. *Selected Financial Data*

The following table presents selected historical consolidated financial data for Cray Inc. and its subsidiaries, which is derived from our audited consolidated financial statements:

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except for per share data)				
Operating Data:					
Product revenue	$133,455	$162,795	$152,098	$ 95,901	$175,004
Service revenue	52,698	58,222	48,953	49,948	61,958
Total revenue	186,153	221,017	201,051	145,849	236,962
Cost of product revenue	89,475	124,728	139,518	104,196	97,354
Cost of service revenue	31,247	32,466	29,032	30,338	40,780
Total cost of revenue	120,722	157,194	168,550	134,534	138,134
Gross margin	65,431	63,823	32,501	11,315	98,828
Research and development, net	37,883	29,042	41,711	53,266	37,762
Sales and marketing	22,137	21,977	25,808	34,948	27,038
General and administrative	14,956	18,785	16,145	19,451	10,908
Restructuring, severance and impairment	(48)	1,251	9,750	8,182	4,019
In-process research and development charge	—	—	—	43,400	—
Operating expenses	74,928	71,055	93,414	159,247	79,727
Income (loss) from operations	(9,497)	(7,232)	(60,913)	(147,932)	19,101
Other income (expense), net	1,112	(2,141)	(1,421)	(699)	1,496
Interest income (expense), net	3,840	(2,095)	(3,462)	365	444
Income (loss) before income taxes	(4,545)	(11,468)	(65,796)	(148,266)	21,041
(Provision) benefit for income taxes	(1,174)	(602)	1,488	(59,092)	42,207
Net income (loss)	$ (5,719)	$ (12,070)	$ (64,308)	$ (207,358)	$ 63,248
Net income (loss) per common share					
Basic	$ (0.18)	$ (0.53)	$ (2.91)	$ (9.95)	$ 3.77
Diluted	$ (0.18)	$ (0.53)	$ (2.91)	$ (9.95)	$ 3.25
Weighted average outstanding shares					
Basic	31,892	22,849	22,125	20,847	16,775
Diluted	31,892	22,849	22,125	20,847	19,465
Cash Flow Data:					
Cash provided by (used in):					
Operating activities	$ 38,650	$ 12,608	$ (36,705)	$ (52,656)	$ (8,713)
Investing activities	(35,426)	(27,372)	41,731	(29,908)	(41,169)
Financing activities	1,695	83,909	(137)	84,153	65,079
Depreciation and amortization	13,359	16,181	19,578	17,179	15,860
Purchases of property and equipment	2,768	2,611	3,982	12,518	6,599

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except for per share data)				
Balance Sheet Data:					
Cash, cash equivalents, restricted cash and short-term investments	$179,121	$140,328	$ 46,026	$ 87,422	$ 74,343
Working capital	150,839	136,324	52,204	93,616	115,815
Total assets	355,902	337,503	273,005	310,504	291,589
Obligations under capital leases	—	31	154	823	152
Long-term debt	80,000	80,000	80,000	80,000	—
Shareholders' equity	148,202	141,374	65,947	121,965	222,633

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Forward-Looking Statements

The information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, and is subject to the safe harbor created by those Sections. Factors that could cause results to differ materially from those projected in the forward-looking statements are set forth in this section and earlier in this report under Item 1A. "Risk Factors," beginning on page 12. The following discussion should also be read in conjunction with the Consolidated Financial Statements and accompanying Notes thereto.

Overview and Executive Summary

We design, develop, manufacture, market and service high performance computing ("HPC") systems, commonly known as supercomputers. Our supercomputer systems provide capability, capacity and sustained performance far beyond typical server-based computer systems and address challenging scientific and engineering computing problems.

We believe we are well-positioned to meet the HPC market's demanding needs by providing superior supercomputer systems with performance and cost advantages when sustained performance on challenging applications and total cost of ownership are taken into account. We differentiate ourselves from our competitors primarily by concentrating our research and development efforts on the processing, interconnect and system capabilities that enable our supercomputers to scale — that is, to continue to increase performance as they grow in size. In addition, we have demonstrated expertise in the four primary processor technologies. Purpose-built for the supercomputer market, our systems balance highly capable processors, highly scalable system software and very high speed interconnect and communications capabilities.

In 2005, our senior management team changed significantly with a new chief executive officer and new leaders in technology, finance, marketing, operations and customer support. Since then we have continued to add depth in the management team, particularly in engineering, sales, marketing and finance, and have continued our focus on our announced goals of obtaining market leadership in the HPC markets that we target and having sustained annual profitability. In early 2006 we announced our Adaptive Supercomputing vision to expand the concept of hybrid computing to a fully integrated view of supporting multiple processing technologies within a single, highly scalable system. Our November 2006 $250 million award from DARPA under its HPCS program will co-fund our Cascade development project to implement this vision. In 2006 and 2007, we obtained significant market penetration internationally, particularly in Europe. In 2007, we introduced the Cray XT5 family of products, a significant step toward realizing our Adaptive Supercomputing vision, and made progress on our financial goals with significantly improved product gross margins and a stronger balance sheet.

Summary of 2007 Results

Revenue decreased by $34.9 million, or 16%, in 2007 from 2006, with $29.4 million coming from decreases in product revenue and the remaining $5.5 million coming from decreases in service revenue. The decrease in product revenue was principally due to delays in completing new products in time to recognize revenue in 2007 because of delays in product development and component availability, and anticipated lower project revenue largely due to the completion of the DARPA Phase II contract in 2006.

Loss from operations increased in 2007 to a loss of $9.5 million compared to a loss from operations of $7.2 million in 2006. Gross margin contribution increased $1.6 million despite lower revenue, with a $5.9 million increase in product gross margin contribution offset in part by a decrease in service gross margin contribution. Operating expenses, excluding restructuring, severance and impairment expense, increased $5.2 million principally due to higher net research and development expense, which more than offset lower general and administrative expense.

Net cash provided by operations in 2007 was $38.7 million compared to $12.6 million in 2006. Cash and short-term investment balances, including restricted cash balances, increased by $38.8 million during 2007. We did not borrow under our line of credit during the year.

Market Overview and Challenges

In recent years the most significant trend in the HPC market has been the continuing expansion and acceptance of low-bandwidth cluster systems using processors manufactured by Intel, AMD, IBM and others with commercially available commodity networking and other components throughout the HPC market, especially in capacity computing situations. These systems may offer higher theoretical peak performance for equivalent cost, and vendors of such systems often put pricing pressure on us in competitive procurements, even at times in capability market procurements.

In the capability market and in large capacity procurements in the enterprise market, the use of commodity processors and networking components is resulting in increasing data transfer bottlenecks as these components do not balance faster processor speeds with network communication capability. With the arrival of dual and quad-core processors, these unbalanced systems have even lower productivity, especially in larger systems running more complex applications, a trend that is likely to increase with the arrival of ever larger multi-core processors in future years. In response, vendors have begun to augment standard microprocessors with other processor types in order to solve complex problems faster. In addition, with increasing numbers of multi-core processors, large computer systems use progressively higher amounts of power to operate and require special cooling capabilities.

We believe we are well-positioned to meet the market's demanding needs, as we concentrate our research and development efforts on the processing, interconnect, system software and packaging capabilities that enable our supercomputers to scale — that is, to continue to increase performance as, purpose built for the supercomputer market, they grow in size. We have demonstrated expertise in the four primary processor technologies — vector processing, massively parallel processing, multithreading and co-processing with field programmable gate arrays. Our experience and capabilities across each of these fronts are becoming ever more important, especially in larger procurements. We expect to be in a comparatively advantageous position as larger multi-core processors become available and as multiple processing technologies become integrated into single systems.

Nevertheless, to compete against cluster systems in the longer term, we need to incorporate greater performance differentiation across our products. We believe we will have such differentiation through our vector-based technology incorporated in our Cray $XT5_h$ system and our multithreaded Cray XMT system. These products, which focus on narrower markets than our commodity processor products, are expected to be available in 2008. We must add greater performance differentiation to our high-bandwidth, massively parallel commodity processor-based products, such as our Cray XT4, Cray XT5 and successor systems. While increasing performance differentiation, we must balance the business strategy trade-offs between using commodity parts, which are available to our competitors, and proprietary components, which are both expensive and time-consuming to develop but provide customers with higher levels of performance and capability.

Key Performance Indicators

Our management monitors and analyzes several key performance indicators in order to manage our business and evaluate our financial and operating performance, including:

Revenue. Product revenue generally constitutes the major portion of our revenue in any reporting period and, for the reasons discussed elsewhere in this Annual Report on Form 10-K, is subject to significant variability from period to period. In the short term, we closely review the status of product shipments, installations and acceptances in order to forecast revenue and cash receipts; longer-term, we monitor the status of the pipeline of product sales opportunities and product development cycles. Revenue growth is the best indicator of whether we are achieving our objective of increased market share in the markets we address. The introduction of the quad-core Cray XT4 system and the Cray XT5 family and our longer-term product roadmap are efforts to increase product revenue. We also plan to increase our Cray Technical Services offerings to increase revenue. Maintenance service revenue is more constant in the short run and assists, in part, to offset the impact that the variability in product revenue has on total revenue.

Gross margins. Our total gross margin and our product gross margin for 2007 was 35% and 33%, respectively, a significant increase from the respective 2006 levels of 29% and 23%. We need to continue to maintain and improve our product gross margins, which we believe is best achieved through increased product differentiation. We also monitor service margins and have been proactive in reducing service costs where possible.

Operating expenses. Our operating expenses are driven largely by headcount, contracted research and development services and the level of recognized co-funded research and development. As part of our ongoing efforts to control operating expenses, we monitor headcount levels in specific geographic and operational areas. During 2006 we received increased levels of co-funding for our research and development projects. Our November 2006 DARPA Phase III award is in line with our long-term development path. This award, however, likely will result in potentially large increases in gross and net research and development expenditures by us in future periods due to the size of the overall program and the cost-sharing requirement on our part. Our operating expenses for 2007 were approximately $3.9 million greater than 2006, with higher net research and development expenses in 2007 due to lower amounts recognized from government co-funding arrangements and increased headcount offset in part by lower general and administrative and restructuring and severance expenses.

Liquidity and cash flows. Due to the variability in product revenue, our cash position also varies from quarter to quarter and within a quarter. We closely monitor our expected cash levels, particularly in light of potential increased inventory purchases for large system installations and the risk of delays in product shipments and acceptances and, longer-term, in product development. Sustained profitability over annual periods is our primary objective, which should improve our cash position and shareholder value.

Critical Accounting Policies and Estimates

This discussion as well as disclosures included elsewhere in this Annual Report on Form 10-K are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingencies. In preparing our financial statements in accordance with U.S. GAAP, there are certain accounting policies that are particularly important. These include revenue recognition, inventory valuation, goodwill and intangible assets, income taxes, accounting for loss contracts, research and development expenses and share-based compensation. We believe these accounting policies and others set forth in *Note 2 — Summary of Significant Accounting Policies* of the Notes to Consolidated Financial Statements should be reviewed as they are integral to understanding our results of operations and financial condition. In some cases, these policies represent required accounting. In other cases, they may represent a choice between acceptable accounting methods or may require substantial judgment or estimation.

Additionally, we consider certain judgments and estimates to be significant, including those relating to the fair value determination used in revenue recognition, percentage of completion accounting on the Red Storm contract, estimates of proportional performance on co-funded engineering contracts, determination of inventory at the lower of cost or market, useful lives for depreciation and amortization, determination of future cash flows associated with impairment testing for goodwill and long-lived assets, determination of the fair value of stock options and assessments of fair value, estimation of restructuring costs, calculation of deferred income tax assets, potential income tax assessments and other contingencies. We base our estimates on historical experience, current conditions and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates and assumptions.

Our management has discussed the selection of significant accounting policies and the effect of judgments and estimates with the Audit Committee of our Board of Directors.

Revenue Recognition

We recognize revenue when it is realized or realizable and earned. In accordance with the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition in Financial Statements*, we consider revenue realized or realizable and earned when we have persuasive evidence of an arrangement, the product has been shipped or the services have been provided to our customer, the sales price is fixed or determinable, no significant unfulfilled obligations exist and collectibility is reasonably assured. We record revenue in our Consolidated Statements of Operations net of any sales, use, value added or certain excise taxes imposed by governmental authorities on specific sales transactions. In addition to the aforementioned general policy, the following are our statements of policy with regard to multiple-element arrangements and specific revenue recognition policies for each major category of revenue.

Multiple-Element Arrangements. We commonly enter into transactions that include multiple-element arrangements, which may include any combination of hardware, maintenance and other services. In accordance with Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, when some elements are delivered prior to others in an arrangement and all of the following criteria are met, revenue for the delivered element is recognized upon delivery and acceptance of such item:

- The element could be sold separately;
- The fair value of the undelivered element is established; and
- In cases with any general right of return, our performance with respect to any undelivered element is within our control and probable.

If all of the criteria are not met, revenue is deferred until delivery of the last element as the elements would not be considered a separate unit of accounting and revenue would be recognized as described below under our product or service revenue recognition policies. We consider the maintenance period to commence upon acceptance of the product, which may include a warranty period and accordingly allocate a portion of the sales price as a separate deliverable which is recognized as service revenue over the entire service period.

Products. We recognize revenue from product sales upon customer acceptance of the system, when we have no significant unfulfilled obligations stipulated by the contract that affect the customer's final acceptance, the price is fixed or determinable and collection is reasonably assured. A customer-signed notice of acceptance or similar document is typically required from the customer prior to revenue recognition.

DARPA Phase II and Red Storm Project Revenue. Revenue from contracts that require us to design, develop, manufacture or modify complex information technology systems to a customer's specifications is recognized using the percentage of completion method for long-term development projects under American Institute of Certified Public Accountants ("AICPA") Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts.* Percentage of completion is measured based on the ratio of costs incurred to date compared to the total estimated costs. Total estimated costs are based on several factors, including estimated labor hours to complete certain tasks and the estimated cost of purchased components or services. Estimates may need to be adjusted from quarter to quarter, which would impact revenue and margins on a cumulative basis. To the extent the estimate of total costs to complete the contract indicates a loss, such amount is recognized in full in the period that the determination is made. Revenue from these arrangements was included in Product Revenue on our accompanying Consolidated Statements of Operations for 2007, 2006 and 2005. Funding under DARPA Phase III, however, was reflected as reimbursed research and development expense, and as such was deducted to arrive at net research and development expenses as recorded on our Consolidated Statements of Operations for 2007.

Services. Maintenance services are provided under separate maintenance contracts with our customers. These contracts generally provide for maintenance services for one year, although some are for multi-year periods, often with prepayments for the term of the contract. We consider the maintenance period to commence upon acceptance of the product, which may include a warranty period. We allocate a portion of the sales price to maintenance service revenue based on estimates of fair value. Revenue for the maintenance of computers is recognized ratably over the term of the maintenance contract. Maintenance contracts that are paid in advance are recorded as deferred revenue. We consider fiscal funding clauses as contingencies for the recognition of revenue until the funding is virtually assured. Revenue from Cray Technical Services is recognized as the services are rendered.

Inventory Valuation

We record our inventory at the lower of cost or market. We regularly evaluate the technological usefulness and anticipated future demand of our inventory components. Due to rapid changes in technology and the increasing demands of our customers, we are continually developing new products. Additionally, during periods of product or inventory component upgrades or transitions, we may acquire significant quantities of inventory to support estimated current and future production and service requirements. As a result, it is possible that older inventory items we have purchased may become obsolete, be sold below cost or be deemed in excess of quantities required for production or service requirements. When we determine it is not likely we will recover the cost of inventory items through future sales, we write down the related inventory to our estimate of its market value.

Because the products we sell have high average sales prices and because a high number of our prospective customers receive funding from U.S. or foreign governments, it is difficult to estimate future sales of our products and the timing of such sales. It also is difficult to determine whether the cost of our inventories will ultimately be recovered through future sales. While we believe our inventory is stated at the lower of cost or market and that our estimates and assumptions to determine any adjustments to the cost of our inventories are reasonable, our estimates may prove to be inaccurate. We have sold inventory previously reduced in part or in whole to zero, and we may have future sales of previously written down inventory. We also may have additional expense to write down inventory to its estimated market value. Adjustments to these estimates in the future may materially impact our operating results.

Goodwill and Other Intangible Assets

Approximately 18% of our total assets as of December 31, 2007 consisted of goodwill resulting from our acquisition of the Cray Research business unit assets from SGI in 2000 and our acquisition of OctigaBay in 2004. We no longer amortize goodwill associated with these acquisitions, but we are required to conduct periodic analyses of the recorded amount of goodwill in comparison to its estimated fair value. We currently have one operating segment and reporting unit. As such, we evaluate any potential goodwill impairment by comparing our net assets against the market value of our outstanding shares of common stock. We performed an annual impairment test effective January 1, 2008, and determined that our recorded goodwill was not impaired.

The analysis of whether the fair value of recorded goodwill is impaired and the number and nature of our reporting units involves a substantial amount of judgment. Future charges related to the amounts recorded for goodwill could be material depending on future developments and changes in technology and our business.

In connection with our 2004 acquisition of OctigaBay, we assigned $6.7 million of value to core technology. In December 2005 we announced plans to further integrate our technology platforms, and combine the Cray XD1 and the Cray XT3 products into a unified product offering. We determined that the core technology asset was impaired and recorded a charge of $4.9 million charge in 2005 to "Restructuring, Severance and Impairment" in the Consolidated Statements of Operations. In connection with this charge, we reversed the remaining deferred tax liability of $1.5 million that was established in the purchase accounting as amortization of this intangible asset was not deductible for income tax purposes.

Accounting for Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and operating loss and tax credit carryforwards and are measured using the enacted tax rates and laws that will be in effect when the differences and carryforwards are expected to be recovered or settled. In accordance with Statement of Financial Accounting Standards ("FAS") No. 109, *Accounting for Income Taxes* ("FAS 109"), a valuation allowance for deferred tax assets is provided when we estimate that it is more likely than not that all or a portion of the deferred tax assets may not be realized through future operations. This assessment is based upon consideration of available positive and negative evidence, which includes, among other things, our most recent results of operations and expected future profitability. We consider our actual historical results to have stronger weight than other more subjective indicators when considering whether to establish or reduce a valuation allowance on deferred tax assets.

As of December 31, 2007, we had approximately $143.3 million of deferred tax assets, against which we provided a $140.8 million valuation allowance. Our net deferred tax assets were generated in foreign jurisdictions where we believe it is more likely than not that we will realize these assets through future operations.

On January 1, 2007, we implemented the provisions of FAS interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Estimated interest and penalties are recorded as a component of interest expense and other expense, respectively. Such amounts were not material for 2007, 2006 and 2005. The adoption of FIN 48 did not have a material impact on our financial position.

Accounting for Loss Contracts

In accordance with our revenue recognition policy, certain production contracts are accounted for using the percentage of completion accounting method. We recognize revenue based on a measurement of completion comparing the ratio of costs incurred to date with total estimated costs multiplied by the contract value. Inherent in these estimates are uncertainties about the total cost to complete the project. If the estimate to complete results in a loss on the contract, we will record the amount of the estimated loss in the period the determination is made. On a regular basis, we update our estimates of total costs. Changes to the estimate may result in a charge or benefit to operations.

As of December 31, 2007, our estimate of loss on the Red Storm contract totaled $15.5 million. As of December 31, 2006 and 2005, our estimate of loss on the Red Storm contract was a cumulative loss of $15.3 million. As of December 31, 2007 and 2006, the Red Storm loss contract accrual balance was $1.3 million and $157,000, respectively, and is included in "Other accrued liabilities" in our Consolidated Balance Sheets.

Research and Development Expenses

Research and development costs include costs incurred in the development and production of our hardware and software, costs incurred to enhance and support existing software features and expenses related to future product development. Research and development costs are expensed as incurred, and may be offset by co-funding from the U.S. government.

Amounts to be received under co-funding arrangements with the U.S. government are based on either contractual milestones or costs incurred. These co-funding milestone payments are recognized in operations as performance is estimated to be completed and are measured as milestone achievements occur or as costs are incurred. These estimates are reviewed on a periodic basis and are subject to change, including in the near term. If an estimate is changed, net research and development expense could be impacted significantly. In 2007, 2006 and 2005, certain of these co-funding payments were recognized as product revenue. See "Revenue Recognition — DARPA Phase II and Red Storm Project Revenue" above.

We do not record a receivable from the U.S. government prior to completing the requirements necessary to bill for a milestone or cost reimbursement. Funding from the U.S. government is subject to certain budget restrictions and milestones may be subject to completion risk, and as such, there may be periods in which research and development costs are expensed as incurred for which no reimbursement is recorded, as milestones have not been completed or the U.S. government has not funded an agreement.

We classify amounts to be received from funded research and development projects as either revenue or a reduction to research and development expense, based on the specific facts and circumstances of the contractual arrangement, considering total costs expected to be incurred compared to total expected funding and the nature of the research and development contractual arrangement. In the event that a particular arrangement is determined to represent revenue, the corresponding research and development costs are classified as cost of revenue.

Share-Based Compensation

We account for share-based compensation in accordance with the provisions of FAS 123R. Estimates of fair value of stock options are based upon the Black-Scholes option pricing model. We utilize assumptions related to stock price volatility, stock option term and forfeiture rates that are based upon both historical factors as well as management's judgment.

Recent Accounting Pronouncements

In September 2006, the FASB issued FAS No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, except for nonfinancial assets and liabilities which has been delayed until after November 15, 2008. We do not expect the adoption of FAS 157 to have a significant impact on our financial statements.

In February 2007, the FASB issued FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of FAS 159 to have a significant impact on our financial statements.

In June 2007, the Emerging Issues Task Force of the FASB issued EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities* ("EITF 07-3"), which is effective for fiscal years beginning after December 15, 2007. EITF 07-3 requires that nonrefundable advance payments for future research and development activities be deferred and capitalized. Such amounts will be recognized as an expense as the goods are delivered or the related services are performed. We do not expect the adoption of EITF 07-3 to have a material impact on our financial results.

In December 2007, the Emerging Issues Task Force of the FASB issued EITF Issue No. 07-1, *Accounting for Collaborative Arrangements* ("EITF 07-1"), which is effective for fiscal years beginning after December 15, 2008. EITF 07-1 provides income statement classification and related disclosure guidance for participants in a collaborative arrangement. We do not expect the adoption of EITF 07-1 to have a material impact on our financial results.

In December 2007, the FASB issued FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51* ("FAS 160"), which amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for the Company's fiscal year beginning January 1, 2009. We do not expect the adoption of FAS 160 to have a material impact on our financial results.

In December 2007, the FASB issued FAS No. 141R, *Business Combinations* ("FAS 141R"), which establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in an acquisition, at their fair value as of the acquisition date. FAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This standard will change our accounting treatment for business combinations on a prospective basis.

Results of Operations

Revenue and Gross Margins

Our product and service revenue for the indicated years ended December 31 were (in thousands, except for percentages):

	Year Ended December 31,		
	2007	2006	2005
Product revenue	$133,455	$162,795	$152,098
Less: Cost of product revenue	89,475	124,728	139,518
Product gross margin	$ 43,980	$ 38,067	$ 12,580
Product gross margin percentage	33%	23%	8%
Service revenue	$ 52,698	$ 58,222	$ 48,953
Less: Cost of service revenue	31,247	32,466	29,032
Service gross margin	$ 21,451	$ 25,756	$ 19,921
Service gross margin percentage	41%	44%	41%
Total revenue	$186,153	$221,017	$201,051
Less: Total cost of revenue	120,722	157,194	168,550
Total gross margin	$ 65,431	$ 63,823	$ 32,501
Total gross margin percentage	35%	29%	16%

Product Revenue

Product revenue in 2007 decreased $29.3 million, or 18%, over 2006 due to delays in component availability and product development that adversely affected our ability to deliver and recognize revenue from our quad-core Cray XT4, Cray $XT5_h$ and Cray XMT systems that had been anticipated at the beginning of the year. Additionally, as anticipated, project revenue decreased to $1.4 million in 2007 compared to project revenue of $21.4 million in 2006, largely due to the termination of the DARPA Phase II project that ended in 2006.

Product revenue in 2006 increased $10.7 million, or 7%, over 2005 due to increased sales of Cray XT3 systems that offset sales decreases of Cray X1E and Cray XD1 systems. Revenue from the DARPA Phase II and Red Storm development projects totaled $21.4 million in 2006 compared to $22.1 million in 2005.

For 2008, while a wide range of results are possible, we expect significantly improved product revenue over 2007, weighted heavily toward the second half of the year. Our expectations are based on anticipated initial revenue from quad-core Cray XT4 and Cray $XT5_h$ systems in the first half of 2008 and from Cray XT5 systems later in the year.

Form 10-K

Service Revenue

Service revenue for 2007 decreased $5.5 million, or 9%, over 2006, as a result of decreased maintenance revenue and lower revenue from Cray Technical Services due to the end of a refurbishment contract in 2006. Service revenue for 2006 increased $9.3 million, or 19%, over 2005, due to a growth in maintenance revenue from new contracts and revenue from Cray Technical Services.

We target overall service revenue to increase in 2008 to near 2006 levels. Although we expect our maintenance service revenue to stabilize and grow modestly over the next year, we may have periodic revenue and margin declines as our older, higher margin service contracts end. Our newer products will likely require less hardware maintenance and therefore generate less maintenance revenue than our historic vector systems. We are targeting modest growth in Cray Technical Services revenue through new project offerings.

Product Gross Margin

Product gross margin improved 10 percentage points in 2007 compared to 2006. This improvement in product gross margin was due primarily to increased gross margins across all product lines, including lower charges for excess and obsolete inventory and lower Red Storm and DARPA Phase II low margin project revenue. This was partially offset by the settlement of certain contract penalties for deliveries that were delayed and/or did not meet contractual performance requirements.

Product gross margin improved 15 percentage points for 2006 compared to 2005. This improvement in product gross margin was due to increased gross margins across all product lines, including lower charges for excess and obsolete inventory and no amortization of core technology intangible assets that were written off during the fourth quarter of 2005. Additionally, gross margins for 2005 were negatively impacted by a $7.7 million loss on the Red Storm project.

The Red Storm and DARPA Phases I and II project costs, totaling $2.0 million, $19.8 million and $28.6 million in 2007, 2006 and 2005, respectively, are reflected on our financial statements as cost of product revenue and the related reimbursements are recorded in our financial statements as product revenue. Excluding these low margin development projects, product gross margin in 2007, 2006 and 2005 would have been 34%, 26% and 15%, respectively.

Revenue for 2007, 2006 and 2005 included $200,000, $256,000 and $2.1 million, respectively, from the sale of obsolete inventory recorded at a zero cost basis. In 2005, this amount consisted mainly of the sale of a refurbished Cray T3E supercomputer, one of our legacy systems.

We expect our product gross margin percentage in 2008 to be similar to 2007 levels, although to fluctuate significantly on a quarter-to-quarter basis. We expect to recognize approximately $7 million of low margin project revenue during 2008.

Service Gross Margin

Despite a decrease in cost of service revenue of $1.2 million in 2007 compared to 2006, service gross margin declined 3 percentage points in 2007 compared to 2006 due to the decreases in maintenance revenue and the end of a high margin Cray Technical Services refurbishment contract in 2006. Service gross margin improved 3 percentage points in 2006 compared to 2005 due to the increases in maintenance and Cray Technical Services revenue while increasing costs at a lower rate.

Service gross margin percentage for 2008 is expected to decrease somewhat from 2007 levels, although gross margin contribution should increase with an increase in Cray Technical Services revenue offset somewhat by additional costs associated with expanding our Cray Technical Services offerings.

Operating Expenses

Research and Development

Research and development expenses for the indicated years ended December 31 were as follows (in thousands, except for percentages):

	December 31,		
	2007	2006	2005
Gross research and development expenses	$ 90,090	$ 99,061	$ 96,257
Less: Amounts included in cost of product revenue	(793)	(17,012)	(19,724)
Less: Reimbursed research and development (excludes amounts in revenue)	(51,414)	(53,007)	(34,822)
Net research and development expenses	$ 37,883	$ 29,042	$ 41,711
Percentage of total revenue	20%	13%	21%

Gross research and development expenses in the table above reflect all research and development expenditures, including expenses related to our research and development activities on the Red Storm and DARPA Phases II and III projects. Research and development expenses on the Red Storm and DARPA Phase II projects are reflected in our Statements of Operations as cost of product revenue, and government co-funding on our other projects, including DARPA Phase III, is recorded in our Statements of Operations as reimbursed research and development. Research and development expenses include personnel expenses, depreciation, allocations for certain overhead expenses, software, prototype materials and outside contracted engineering expenses.

In 2007, gross research and development expenses decreased from 2006 levels primarily due to decreases in expenses for our Cray $XT5_h$ systems (formerly known as our BlackWidow project) and our Cray XT3, Cray XD1 and other scalar systems, offset in part by increased expenditures on our DARPA Phase III project. We are required to spend $375 million on our DARPA Phase III project in order to receive $250 million of co-funding. During the fourth quarter of 2007, we increased our estimate to complete the DARPA Phase III project which negatively impacted research and development expense by approximately $500,000 for the fourth quarter. For 2007, net research and development expenses increased as compared to 2006 due principally to decreases in government reimbursement for our Cray $XT5_h$ system and Cray XMT system, offset in part by increased co-funding for our DARPA Phase III project, with the aggregate decreases in government reimbursements exceeding the decrease in gross research and development expenses.

For 2006, net research and development expenses decreased as compared to 2005 due principally to increases in reimbursement for our BlackWidow, Cray XMT and DARPA project and reduced research and development expenses for the Cray XD1 product line, which was offset in part by a $2.8 million charge related to an intellectual property license agreement.

For 2008, we anticipate net research and development expenses to increase about 20% from 2007 levels, with decreases in gross research and development expenses to be more than offset by decreases in the total level of government funding. Government funding for our vector system, the Cray $XT5_h$ system has ended. We plan to fund further development of that system internally. We have commenced discussions with DARPA regarding the scope and timing of the DARPA Phase III project. Any modification to or termination of the DARPA Phase III contract could have an adverse impact on future reported research and development expense.

Other Operating Expenses

Our sales and marketing, general and administrative and restructuring, severance and impairment charges for the indicated years ended December 31 were (in thousands, except for percentages):

	Year Ended December 31,		
	2007	2006	2005
Sales and marketing	$22,137	$21,977	$25,808
Percentage of total revenue	12%	10%	13%
General and administrative	$14,956	$18,785	$16,145
Percentage of total revenue	8%	8%	8%
Restructuring, severance and impairment	$ (48)	$ 1,251	$ 9,750
Percentage of total revenue	<1%	<1%	5%

Sales and Marketing. The slight increase in sales and marketing expenses for 2007 compared to 2006 was primarily due to higher personnel costs partially offset by lower sales commissions for product sales.

The decrease in sales and marketing expenses for 2006 compared to 2005 was primarily due to a decrease in headcount and related expenses as a result of a personnel reduction that took place in 2005, offset in part by higher commission expense on increased product revenues.

We expect that 2008 sales and marketing expenses will be higher than 2007 levels primarily due to increased sales commissions on higher anticipated product sales and increased headcount, including a new Senior Vice President for sales and marketing.

General and Administrative. The decrease in general and administrative costs for 2007 compared to 2006 was primarily due to decreases in variable pay and retention compensation program expense, decreases in headcount expenses and lower costs for audit, Sarbanes-Oxley compliance and legal fees.

The increase in general and administrative costs for 2006 over 2005 was primarily due to increases in expense for variable pay and retention compensation programs and in non-cash, stock-based compensation incurred in connection with restricted stock awards and stock option grants, which were partially offset by a general decrease in headcount expenses and lower costs for audit, Sarbanes-Oxley compliance and legal fees.

We expect 2008 general and administrative expenses to be higher than 2007 expense levels due to higher expected variable incentive pay amounts.

Restructuring, Severance and Impairment. Restructuring, severance and impairment charges include costs related to our efforts to reduce our overall cost structure by reducing headcount. During 2005, we reduced our workforce by approximately 150 employees and incurred additional severance charges primarily for the retirement of our former Chief Executive Officer, James Rottsolk. During 2006, we incurred $1.3 million of severance and other exit costs related to these 2005 actions. During 2007, we recognized a $48,000 favorable impact due to a change in estimate for certain benefits. We undertook no new restructuring efforts in 2007 or 2006.

In 2005, we recorded an impairment charge of $4.9 million on the unamortized balance of a core technology intangible asset acquired in connection with the 2004 OctigaBay acquisition.

Other Income (Expense), Net

For the year ended December 31, 2007, we recognized net other income of $1.1 million due principally to foreign exchange transaction gains, including approximately $369,000 related to a foreign exchange gain on a forward foreign exchange contract prior to its designation as a cash flow hedge. For the years ended December 31, 2006 and 2005, we recognized net other expense of $2.1 million and $1.4 million, respectively. Net other expense for the year ended December 31, 2006, was principally the result of foreign exchange losses in connection with a forward foreign exchange contract, while net other expense for the year ended December 31, 2005 was principally foreign currency losses on the remeasurement of foreign currency balances, principally intercompany balances.

Interest Income (Expense), Net

Our interest income and interest expense for the indicated years ended December 31 were (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Interest income	$ 7,046	$ 2,525	$ 741
Interest expense	(3,206)	(4,620)	(4,203)
Net interest income (expense)	$ 3,840	$(2,095)	$(3,462)

Interest income increased in 2007 compared to 2006 as a result of higher average invested cash balances primarily as a result of the December 2006 common stock offering and higher short-term interest rates. Interest income increased in 2006 compared to 2005 as a result of higher average invested cash balances and higher short-term interest rates.

Interest expense for 2007, 2006 and 2005 includes $2.4 million of interest on our Notes. Additionally, interest expense for 2007, 2006 and 2005 includes $.7 million, $1.6 million and $1.0 million, respectively, of non-cash amortization of fees capitalized in connection with both our line of credit and our long-term debt offering costs and $13,000, $390,000 and $765,000, respectively, of interest and related fees on our line of credit.

For 2008, we expect interest income and therefore overall net interest income to decrease significantly due to lower average cash balances and lower short-term interest rates.

Taxes

We recorded income tax expense of $1.2 million and $602,000 in 2007 and 2006, respectively, which reflects tax expense for local, state and foreign tax jurisdictions. In 2005, we recorded an income tax benefit of $1.5 million, which consisted of a $2.3 million benefit for foreign deferred taxes, partially offset by current tax expense for local, state and foreign tax jurisdictions.

There has been no current provision for U.S. federal income taxes for any period presented. We have income taxes currently payable due to our operations in certain foreign countries, particularly in Canada and certain European and Asian countries and in certain states.

As of December 31, 2007, we had federal income tax net operating loss carryforwards of approximately $292 million that will begin to expire in 2010 if not utilized.

Net Income (Loss)

Net loss was $5.7 million in 2007, $12.1 million in 2006 and $64.3 million in 2005.

The 2007 loss included higher net research and development expense offsetting increased gross margin contribution, higher interest and other income and lower general and administrative and restructuring, severance and impairment expense.

The 2006 loss included low gross margin on product revenue recognized for our Cray X1/X1E installation at the Korea Meteorological Administration, $1.6 million in inventory write-downs and a $2.8 million charge for an intellectual property license agreement.

The 2005 loss included a $7.7 million charge for additional estimated losses identified during 2005 on the Red Storm development contract and restructuring, severance and impairment charges of $9.8 million, which includes a $4.9 million write-down for core technology impairment.

For 2008, while there is a wide range of potential outcomes for the reasons discussed above, we target profitability for the year.

We anticipate using cash over the course of the year, very heavily in the first two quarters, as we build inventory for planned customer shipments in the second half of the year. This use of cash combined with anticipated lower interest rates is expected to result in decreased interest income in 2008.

Our quarterly and annual results in 2008 will be affected by many factors, including the level and timing of government funding, the timing and success of planned product rollouts, the timing and success of meeting certain product development milestones and the timing of customer orders, shipments, acceptances, revenue recognition and margin contribution. We expect quarterly results to fluctuate significantly.

Liquidity and Capital Resources

Cash, cash equivalents, restricted cash, short-term investments and accounts receivable totaled $202.8 million as of December 31, 2007 compared to $185.1 million as of December 31, 2006; cash, cash equivalents and restricted cash decreased by $9.8 million, short-term investments increased $48.6 million and accounts receivable decreased by $21.2 million in 2007. As of December 31, 2007, we had working capital of $150.8 million compared to $136.3 million as of December 31, 2006.

Net cash provided by operating activities for the year ended December 31, 2007 was $38.7 million compared to $12.6 million in 2006. Net cash used in operations for the year ended December 31, 2005 was $36.7 million. For the year ended December 31, 2007, cash provided by operating activities was principally the result of non-cash depreciation and amortization being greater than our net loss for the year and cash generated from changes in operating assets and liabilities. For the year ended December 31, 2006, cash provided by operating activities was principally the result of non-cash depreciation and amortization being greater than our net loss for the year and cash generated from changes in operating assets and liabilities. For the year ended December 31, 2005, cash used by operating activities was principally the result of our net loss for the period and increases in inventory and accounts receivable, partially offset by an increase in deferred revenue.

Net cash used in investing activities was $35.4 million in 2007 and $27.4 million in 2006. Net cash provided by investing activities in 2005 was $41.7 million. For the year ended December 31, 2007, net cash used in investing activities was principally as a result of short-term investment purchases in excess of sales of $47.7 million offset by a decrease in restricted cash of $15.0 million due to the December 2007 amendment of our line of credit agreement with Wells Fargo Bank, N.A. For the year ended December 31, 2006, net cash used in investing activities was principally as a result of an increase in restricted cash, required under the provisions of our then line of credit agreement with Wells Fargo Bank, N.A. For the year ended December 31, 2005, net cash provided by investing activities consisted of the sale of short-term investments, partially offset by the purchases of short-term investments and equipment as well as a decrease in restricted cash.

Net cash provided by financing activities was $1.7 million in 2007 and $83.9 million in 2006. Net cash used in financing activities was $137,000 in 2005. For the year ended December 31, 2007, cash provided by financing activities included $1.7 million of proceeds from stock option exercises and our employee stock purchase plan. For the year ended December 31, 2006, cash provided by financing activities included $81.3 million from our December 2006 common stock offering and $3.2 million of proceeds from stock option exercises and our employee stock purchase plan. For the year ended December 31, 2005, net cash used in financing activities consisted primarily of $755,000 paid for line of credit issuance costs and $731,000 for payments on capital leases, offset by $1.3 million in proceeds from the issuance of common stock through the employee stock purchase plan and exercise of stock options.

Over the next twelve months, our significant cash requirements will relate to operational expenses, consisting primarily of personnel costs, costs of inventory and spare parts, outside engineering expenses, particularly as we continue development of our Cray XT4, Cray XT5, Cray $XT5_h$, Cray XMT and successor systems and internally fund a portion of the expenses on our Cascade project pursuant to the DARPA Phase III award, interest expense and acquisition of property and equipment. Our 2008 capital budget for property and equipment is approximately $12.5 million. In addition, we lease certain equipment and facilities used in our operations under operating or capital leases in the normal course of business. The following table summarizes our contractual cash obligations as of December 31, 2007 (in thousands):

	Amounts Committed by Year				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**Thereafter**
Development agreements	$29,040	$22,793	$6,247	$ —	$ —
Operating leases	6,250	2,798	1,625	674	1,153
Unrecognized income tax benefits	990	—	730	260	—
Total contractual cash obligations	$36,280	$25,591	$8,602	$934	$1,153

We have $80.0 million in aggregate principal amount of outstanding Notes due in 2024. The Notes bear interest at an annual rate of 3.0%, or $2.4 million per year, and holders of the Notes may require us to purchase the Notes on December 1, 2009, December 1, 2014 and December 1, 2019 or upon the occurrence of certain events provided in the indenture governing the Notes. We expect that we likely will have to purchase all of the Notes in December 2009. In December 2007, we amended our line of credit reducing the maximum line of credit to $10.0 million from $25.0 million and extending the expiration date to June 2009. No amounts were outstanding under this line as of December 31, 2007. As of the same date, we were eligible to use $8.0 million of this line of credit; the borrowing limitation relates to restrictions from our outstanding letters of credit.

In our normal course of operations, we have development arrangements under which we engage outside engineering resources to work on our research and development projects. For the twelve months ended December 31, 2007, we incurred $17.0 million for such arrangements.

At any particular time, our cash position is affected by the timing of cash receipts for product sales, maintenance contracts, government co-funding for research and development activities and our payments for inventory, resulting in significant fluctuations in our cash balance from quarter-to-quarter and within a quarter. Our principal sources of liquidity are our cash and cash equivalents, short-term investments and cash from operations. With the acceptances and payment for large new systems and the benefit from our restructuring activities and other recent cost reduction efforts offset by expenditures for working capital purposes, we anticipate that our cash flow from operations will likely be negative for 2008 as a whole, particularly in the first half of the year, although a wide range of results is possible. We do not anticipate borrowing from our credit line and we expect our cash resources to be adequate for at least the next twelve months.

We have been focusing on expense controls, negotiating sales contracts with advance partial payments where possible, implementing tighter purchasing and manufacturing processes and improving working capital management in order to maintain adequate levels of cash. Additionally, the adequacy of our cash resources is dependent on the amount and timing of government funding as well as our ability to sell our products, particularly the Cray XT4, Cray XT5, Cray $XT5_h$ and Cray XMT systems, with adequate margins. Beyond the next twelve months, the adequacy of our cash resources will largely depend on our success in re-establishing profitable operations and positive operating cash flows on a sustained basis. See Item 1A. "Risk Factors" above.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to financial market risks, including changes in interest rates and equity price fluctuations.

Interest Rate Risk: We invest our available cash in investment-grade debt instruments of corporate issuers and in debt instruments of the U.S. government and its agencies. We do not have any derivative instruments or auction rate securities in our investment portfolio. We protect and preserve invested funds by limiting default, market and reinvestment risk. Investments in both fixed-rate and floating-rate interest earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely affected due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities, which have declined in market value due to changes in interest rates. At December 31, 2007, we held a portfolio of highly liquid investments.

Foreign Currency Risk: We sell our products primarily in North America, Asia and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Our products are generally priced in U.S. dollars, and a strengthening of the dollar could make our products less competitive in foreign markets. While we commonly sell products with payments in U.S. dollars, our product sales contracts may call for payment in foreign currencies and to the extent we do so, or engage with our foreign subsidiaries in transactions deemed to be short-term in nature, we are subject to foreign currency exchange risks. As of December 31, 2007, we have entered into forward exchange contracts that hedge approximately $41 million of anticipated cash receipts on specific foreign currency denominated sales contracts. These forward contracts hedge the risk of foreign exchange rate changes between the time that the related contracts were signed and when the cash receipts are expected to be received. Our foreign maintenance contracts are typically paid in local currencies and provide a natural hedge against foreign exchange exposure. To the extent that we wish to repatriate any of these funds to the United States, however, we are subject to foreign exchange risks. As of December 31, 2007, a 10% change in foreign exchange rates could impact our annual earnings and cash flows by approximately $1 million.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS*

* The Financial Statements are located following page 52.

The selected quarterly financial data required by this item is set forth in Note 21 of the Notes to Consolidated Financial Statements.

Form 10-K

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation and supervision of our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer/ Corporate Controller, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report and determined that our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting during the 2007 fourth quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined by Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Peterson Sullivan PLLC, an independent registered public accounting firm, has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Cray Inc.

We have audited Cray Inc. and Subsidiaries' ("the Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007, and our report dated March 7, 2008, expressed an unqualified opinion on those consolidated financial statements.

/s/ PETERSON SULLIVAN PLLC

Seattle, Washington
March 7, 2008

Item 9A(T). *Controls and Procedures*

Not Applicable.

Item 9B. *Other Information*

None.

PART III

Certain information required by Part III is omitted from this Report as we will file a definitive proxy statement for the Annual Meeting of Shareholders to be held on May 14, 2008, pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Report, and certain information included in the Proxy Statement is incorporated herein by reference. Only those sections of the Proxy Statement which specifically address the items set forth herein are incorporated by reference.

Item 10. *Directors, Executive Officers and Corporate Governance*

Information with respect to our directors is set forth in the section titled "The Board of Directors" and in the section titled "Proposal 1: To Elect Eight Directors For One-Year Terms" in our Proxy Statement, and information with respect to our Audit Committee is set forth in the section titled "The Board of Directors" in our Proxy Statement. Such information is incorporated herein by reference. Information with respect to executive officers is set forth in Part I, Item E.O., beginning on page 22 above, under the caption "Executive Officers of the Company." Information with respect to compliance with Section 16(a) of the Exchange Act by the persons subject thereto is set forth under the section titled "Our Common Stock Ownership — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

Our Board of Directors has adopted a Code of Business Conduct applicable to all of our directors, officers and employees. The Code of Business Conduct, our Corporate Governance Guidelines, charters for the Audit, Compensation, Corporate Governance and Strategic Technology Assessment Committees and other governance documents may be found on our website: www.cray.com under "Investors — Corporate Governance."

Item 11. *Executive Compensation*

The information in the Proxy Statement set forth in the section titled "The Board of Directors — Compensation of Directors" and "Compensation of the Executive Officers" is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information in the Proxy Statement set forth in the section "Our Common Stock Ownership" is incorporated herein by reference.

Information regarding securities authorized for issuance under our equity compensation plans is set forth in Part II, Item 5 above.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information in the Proxy Statement set forth in the sections titled "The Board of Directors — Independence" and "Transactions With Related Persons" is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information set forth in the section titled "Proposal 2: To Ratify the Appointment of Peterson Sullivan PLLC as the Company's Independent Auditors" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) *Financial Statements*

Consolidated Balance Sheets at December 31, 2007 and December 31, 2006

Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

(a)(2) *Financial Statement Schedules*

Schedule II — Valuation and Qualifying Accounts — The financial statement schedule for the years ended December 31, 2007, 2006, and 2005 should be read in conjunction with the consolidated financial statements of Cray Inc. filed as part of this Annual Report on Form 10-K.

Schedules other than that listed above have been omitted since they are either not required, not applicable, or because the information required is included in the consolidated financial statements or the notes thereto.

(a)(3) *Exhibits*

The Exhibits listed in the Exhibit Index, which appears immediately following the signature page and is incorporated herein by reference, are filed as part of this Annual Report on Form 10-K. Each management contract or compensatory plan or agreement listed on the Exhibit Index is identified by an asterisk.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on March 11, 2008.

CRAY INC.

By /s/ PETER J. UNGARO

Peter J. Ungaro
Chief Executive Officer and President

Each of the undersigned hereby constitutes and appoints Peter J. Ungaro, Brian C. Henry and Kenneth W. Johnson and each of them, the undersigned's true and lawful attorney-in-fact and agent, with full power of substitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and any other instruments or documents that said attorneys-in-fact and agents may deem necessary or advisable, to enable Cray Inc. to comply with the Securities Exchange Act of 1934 and any requirements of the Securities and Exchange Commission in respect thereof, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that each such attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities indicated on March 11, 2008.

Signature	Title
By /s/ PETER J. UNGARO Peter J. Ungaro	Chief Executive Officer, President and Director
By /s/ BRIAN C. HENRY Brian C. Henry	Principal Financial Officer
By /s/ KENNETH D. ROSELLI Kenneth D. Roselli	Principal Accounting Officer
By /s/ WILLIAM C. BLAKE William C. Blake	Director
By /s/ JOHN B. JONES, JR. John B. Jones, Jr.	Director
By /s/ STEPHEN C. KIELY Stephen C. Kiely	Director
By /s/ FRANK L. LEDERMAN Frank L. Lederman	Director

Signature	Title
By /s/ SALLY G. NARODICK Sally G. Narodick	Director
By /s/ DANIEL C. REGIS Daniel C. Regis	Director
By /s/ STEPHEN C. RICHARDS Stephen C. Richards	Director

Form 10-K

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Articles of Incorporation (1)
3.2	Amended and Restated Bylaws (8)
4.1	Form of Common Stock Purchase Warrants due June 21, 2009 (14)
4.2	Indenture dated as of December 6, 2004, by and between the Company and The Bank of New York Trust Company, N.A. as Trustee (and Form of 3.0% Convertible Senior Subordinated Note included as Exhibit A to the Indenture) (12)
10.0*	1999 Stock Option Plan (32)
10.1*	2000 Non-Executive Employee Stock Option Plan (5)
10.2*	2001 Employee Stock Purchase Plan (11)
10.3*	2003 Stock Option Plan (2)
10.4*	2004 Long-Term Equity Compensation Plan (13)
10.5*	Cray Canada Inc. Amended and Restated Key Employee Stock Option Plan (18)
10.6*	2006 Long-Term Equity Compensation Plan (30)
10.7*	Form of Officer Non-Qualified Stock Option Agreement (19)
10.8*	Form of Officer Incentive Stock Option Agreement (19)
10.9*	Form of Director Stock Option Agreement (19)
10.10*	Form of Director Stock Option Agreement, immediate vesting (19)
10.11*	Form of Employee Restricted Stock Agreement, current form (35)
10.12*	Form of Director Restricted Stock Agreement (1)
10.13*	2005 Executive Bonus Plan (17)
10.14*	Cray 2006 Bonus Plan (9)
10.15*	Cray 2007 Cash Incentive Plan (8)
10.16*	Letter Agreement between the Company and Peter J. Ungaro, effective March 7, 2005 (16)
10.17*	Offer Letter between the Company and Margaret A. Williams, dated April 14, 2005 (23)
10.18*	Offer Letter between the Company and Brian C. Henry, dated May 16, 2005 (24)
10.19*	Form of Management Continuation Agreement between the Company and its Executive Officers and certain other Employees (10)
10.20*	Executive Severance Policy, as amended (21)
10.21*	Retention Agreement between the Company and Peter J. Ungaro, dated December 20, 2005 (26)
10.22*	Retention Agreement between the Company and Brian C. Henry, dated December 20, 2005 (26)
10.23*	Retention Agreement between the Company and Margaret A. Williams, dated December 20, 2005 (26)
10.24*	Summary sheet setting forth amended compensation arrangements for non-employee Directors (27)
10.25	Lease Agreement between Merrill Place, LLC and the Company, dated November 21, 1997 (6)
10.26	Fourth Amendment to the Lease between Merrill Place LLC and the Company, dated as of October 31, 2005 (22)
10.27	FAB I Building Lease Agreement between Union Semiconductor Technology Corporation and the Company, dated June 30, 2000 (7)
10.28	Amendment No. 1 to the FAB Building Lease Agreement between Union Semiconductor Technology Corporation and the Company, dated as of August 19, 2002 (3)
10.29	Conference Center Lease Agreement between Union Semiconductor Technology Corporation and the Company, dated June 30, 2000 (7)
10.30	Amendment No. 1 to the Conference Center Lease Agreement between Union Semiconductor Technology Corporation and the Company, dated as of August 19, 2002 (3)

Exhibit Number	Description
10.31	Development Building and Conference Center Lease Agreement between Northern Lights Semiconductor Corporation and the Company, dated as of February 1, 2008 (33)
10.32	Mendota Heights Office Lease Agreement between the Teachers' Retirement System of the State of Illinois and the Company, dated as of August 10, 2000 (7)
10.33	First Amendment to the Mendota Heights Office Lease Agreement between the Teachers' Retirement System of the State of Illinois and the Company, dated as of January 17, 2003 (3)
10.34	Technology Agreement between Silicon Graphics, Inc. and the Company, effective as of March 31, 2000 (4)
10.35	Amendment No. 2, dated as of March, 30, 2007, to the Technology Agreement between Silicon Graphics, Inc. and the Company, effective as of March 31, 2000 (34)
10.36	Senior Secured Credit Agreement among the Company, Cray Federal Inc. and Wells Fargo Foothill, Inc., dated May 31, 2005 (20)
10.37	Amendment No. One to the Senior Secured Credit Agreement among the Company, Cray Federal Inc. and Wells Fargo Foothill, Inc., dated November 9, 2005 (25)
10.38	Amendment Number Two to Senior Secured Credit Agreement, dated as of March 14, 2006, among Wells Fargo Foothill, Inc., the Company and Cray Federal Inc. (28)
10.39	Amendment Number Three to Senior Secured Credit Agreement, dated as of July 12, 2006, among Wells Fargo Foothill, Inc., the Company. and Cray Federal Inc. (31)
10.40	Credit Agreement, dated as of December 29, 2006, between Wells Fargo Bank, National Association and the Company (29)
10.41	First Amendment, dated January 31, 2007, to Credit Agreement between Wells Fargo Bank, National Association and the Company (35)
10.42	Second Amendment, effective December 31, 2007, to Credit Agreement between Wells Fargo Bank, National Association, and the Company (36)
21.1	Subsidiaries of the Company
23.1	Consent of Peterson Sullivan PLLC, Independent Registered Public Accounting Firm
24.1	Power of Attorney for directors and officers (included on the signature page of this report)
31.1	Rule 13a-14(a)/15d-14(a) Certification of Mr. Ungaro, Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Mr. Henry, Chief Financial Officer
32.1	Certification pursuant to 18 U.S.C. Section 1350 by the Chief Executive Officer and the Chief Financial Officer

---

(1) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on June 8, 2006.

(2) Incorporated by reference to the Company's definitive Proxy Statement for the 2003 Annual Meeting, as filed with the Commission on March 31, 2003.

(3) Incorporated by reference to the Company's Annual Report on Form 10-K, as filed with the Commission for the fiscal year ended December 31, 2002.

(4) Incorporated by reference to the Company's Quarterly Report on Form 10-Q, as filed with the Commission on May 15, 2000.

(5) Incorporated by reference to the Company's Registration Statement on Form S-8 (SEC No. 333-57970), as filed with the Commission on March 30, 2001.

(6) Incorporated by reference to the Company's Annual Report on Form 10-K, as filed with the Commission for the fiscal year ended December 31, 1997.

(7) Incorporated by reference to the Company's Annual Report on Form 10-K, as filed with the Commission for the fiscal year ended December 31, 2000.

(8) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on February 12, 2007.

(9) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on May 4, 2006.

(10) Incorporated by reference to the Company's Quarterly Report on Form 10-Q, as filed with the Commission on May 17, 1999.

(11) Incorporated by reference to the Company's Registration Statement on Form S-8 (SEC No. 333-70238), filed on September 26, 2001.

(12) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on December 7, 2004.

(13) Incorporated by reference to the Company's definitive Proxy Statement for the 2004 Annual Meeting, as filed with the Commission on March 24, 2004.

(14) Incorporated by reference to the Registration Statement, as filed with the Commission on March 30, 2001.

(15) [Reserved]

(16) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on March 8, 2005.

(17) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on March 25, 2005.

(18) Incorporated by reference to the Company's Registration Statement on Form S-8 (SEC No. 333-114243), filed on April 6, 2004.

(19) Incorporated by reference to the Company's Annual Report on Form 10-K, as filed with the Commission for the fiscal year ended December 31, 2004.

(20) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on June 1, 2005.

(21) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on August 10, 2005.

(22) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on November 15, 2005.

(23) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on May 9, 2005.

(24) Incorporated by reference to the Company's Quarterly Report on Form 10-Q, as filed with the Commission on November 9, 2005.

(25) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on November 16, 2005.

(26) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on December 22, 2005.

(27) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on February 21, 2006.

(28) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on March 17, 2006.

(29) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on January 4, 2007.

(30) Incorporated by reference to the Company's definitive Proxy Statement for the 2006 Annual Meeting, as filed with the Commission on April 28, 2006.

(31) Incorporated by reference to the Company's Quarterly Report on Form 10-Q, as filed with the Commission on August 9, 2006.

(32) Incorporated by reference to the Company's Registration Statement on Form S-8, Registration No. 333-57970, as filed with the Commission on March 30, 2001.

(33) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on February 1, 2008.

(34) Incorporated by reference to the Company's Quarterly Report on Form 10-Q, as filed with the Commission on August 7, 2007.

(35) Incorporated by reference to the Company's Annual Report on Form 10-K, as filed with the Commission for the fiscal year ended December 31, 2006 on March 9, 2007.

(36) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on January 4, 2008.

---

* Management contract or compensatory plan or arrangement.

Excluded from this list of exhibits, pursuant to Paragraph (b)(4)(iii)(a) of Item 601 of Regulation S-K, may be one or more instruments defining the rights of holders of long-term debt of the Company. The Company hereby agrees that it will, upon request of the Securities and Exchange Commission, furnish to the Commission a copy of any such instrument.

CRAY INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 120,539	$ 115,328
Restricted cash	10,000	25,000
Short-term investments, available for sale	48,582	—
Accounts receivable, net	23,635	44,790
Inventory	55,608	58,798
Prepaid expenses and other current assets	4,120	2,156
Total current assets	262,484	246,072
Property and equipment, net	17,044	21,564
Service inventory, net	2,986	4,292
Goodwill	65,411	57,138
Deferred tax asset	512	722
Intangible assets, net	1,181	1,404
Other non-current assets	6,284	6,311
TOTAL ASSETS	$ 355,902	$ 337,503
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 14,148	$ 22,450
Accrued payroll and related expenses	12,023	17,411
Advance research and development payments	29,669	21,518
Other accrued liabilities	7,488	5,121
Deferred revenue	48,317	43,248
Total current liabilities	111,645	109,748
Long-term deferred revenue	11,745	2,475
Other non-current liabilities	4,310	3,906
Convertible notes payable	80,000	80,000
TOTAL LIABILITIES	207,700	196,129
Commitments and Contingencies (Note 12)		
Shareholders' equity:		
Preferred stock — Authorized and undesignated, 5,000,000 shares; no shares issued or outstanding	—	—
Common stock and additional paid-in capital, par value $.01 per share — Authorized, 75,000,000 shares; issued and outstanding 32,638,415 and 32,236,888 shares, respectively	513,196	507,356
Accumulated other comprehensive income	13,562	6,855
Accumulated deficit	(378,556)	(372,837)
TOTAL SHAREHOLDERS' EQUITY	148,202	141,374
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 355,902	$ 337,503

See accompanying notes

CRAY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,		
	2007	2006	2005
Revenue:			
Product	$133,455	$162,795	$152,098
Service	52,698	58,222	48,953
Total revenue	186,153	221,017	201,051
Cost of revenue:			
Cost of product revenue	89,475	124,728	139,518
Cost of service revenue	31,247	32,466	29,032
Total cost of revenue	120,722	157,194	168,550
Gross margin	65,431	63,823	32,501
Operating expenses:			
Research and development, net	37,883	29,042	41,711
Sales and marketing	22,137	21,977	25,808
General and administrative	14,956	18,785	16,145
Restructuring, severance and impairment	(48)	1,251	9,750
Total operating expenses	74,928	71,055	93,414
Loss from operations	(9,497)	(7,232)	(60,913)
Other income (expense), net	1,112	(2,141)	(1,421)
Interest income (expense), net	3,840	(2,095)	(3,462)
Loss before income taxes	(4,545)	(11,468)	(65,796)
Income tax benefit (expense)	(1,174)	(602)	1,488
Net loss	$ (5,719)	$ (12,070)	$ (64,308)
Basic and diluted net loss per common share	$ (0.18)	$ (0.53)	$ (2.91)
Basic and diluted weighted average shares outstanding	31,892	22,849	22,125

Financials

See accompanying notes

CRAY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Common Stock and Additional Paid In Capital		Exchangeable Shares			Accumulated Other			
	Number of Shares	Amount	Number of Shares	Amount	Deferred Compensation	Comprehensive Income	Accumulated Deficit	Total	Comprehensive Income (Loss)
BALANCE, December 31, 2004	21,837	$413,911	144	$ 4,173	$(4,220)	$ 4,560	$(296,459)	$121,965	
Exchangeable shares converted into common shares	124	3,597	(124)	(3,597)	—	—	—	—	—
Issuance of shares under Employee Stock Purchase Plan	200	1,211	—	—	—	—	—	1,211	—
Exercise of stock options	22	138	—	—	—	—	—	138	—
Issuance of shares under Company 401(k) Plan match	52	770	—	—	—	—	—	770	—
Warrants issued in connection with financing	—	219	—	—	—	—	—	219	—
Restricted shares issued for compensation	491	2,881	—	—	(2,881)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	4,106	—	—	4,106	—
Reversal of deferred compensation for stock options due to employee terminations	—	(116)	—	—	116	—	—	—	—
Common shares issued in exchange for lease amendment	17	80	—	—	—	—	—	80	—
Other comprehensive income:									
Reclassification adjustment for available-for-sale realized losses included in net loss	—	—	—	—	—	24	—	24	24
Currency translation adjustment	—	—	—	—	68	1,674	—	1,742	1,674
Net loss	—	—	—	—	—	—	(64,308)	(64,308)	(64,308)
BALANCE, December 31, 2005	22,743	422,691	20	576	(2,811)	6,258	(360,767)	65,947	$(62,610)
Common stock offering, less issuance costs	8,625	81,250	—	—	—	—	—	81,250	—
Exchangeable shares converted into common shares	20	576	(20)	(576)	—	—	—	—	—
Issuance of shares under Employee Stock Purchase Plan	64	532	—	—	—	—	—	532	—
Exercise of stock options	382	2,625	—	—	—	—	—	2,625	—
Issuance of shares under Company 401(k) Plan match	48	394	—	—	—	—	—	394	—
Restricted shares issued for compensation	355		—	—	—	—	—	—	—
Reclassification of deferred compensation to additional paid in capital upon adoption of FAS 123R		(2,811)	—	—	2,811	—	—	—	—
Share-based compensation	—	2,099	—	—		—	—	2,099	—
Other comprehensive income:									
Currency translation adjustment	—	—	—	—		597	—	597	597
Net loss	—	—	—	—	—	—	(12,070)	(12,070)	(12,070)
BALANCE, December 31, 2006	32,237	507,356	—	—	—	6,855	(372,837)	141,374	$(11,473)
Issuance of shares under Employee Stock Purchase Plan	60	453	—	—	—	—	—	453	—
Exercise of stock options	163	1,273	—	—	—	—	—	1,273	—
Issuance of shares under Company 401(k) Plan match	95	925	—	—	—	—	—	925	—
Restricted shares issued for compensation	58	—	—	—	—	—	—	—	—
Exercise of stock warrant	25	—	—	—	—	—	—	—	—
Share-based compensation	—	3,189	—	—	—	—	—	3,189	—
Other comprehensive income:									
Unrealized gain on available-for-sale securities	—	—	—	—	—	54	—	54	54
Currency translation adjustment	—	—	—	—	—	7,952	—	7,952	7,952
Unrealized loss on cash flow hedges, net of reclassification adjustment	—	—	—	—	—	(1,299)	—	(1,299)	(1,299)
Net loss	—	—	—	—	—	—	(5,719)	(5,719)	(5,719)
BALANCE, December 31, 2007	32,638	$513,196	—	$ —	$ —	$13,562	$(378,556)	$148,202	$ 988

See accompanying notes

CRAY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2007	2006	2005
Operating activities:			
Net loss	$ (5,719)	$ (12,070)	$(64,308)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	13,359	16,181	19,578
Share-based compensation expense	3,189	2,099	4,106
Inventory write-down	727	1,644	5,751
Impairment of core technology intangible asset	—	—	4,912
Amortization of issuance costs, convertible notes payable and line of credit	688	1,644	1,008
Deferred income taxes	210	(124)	(2,260)
Other	—	—	80
Cash provided by (used in) due to changes in operating assets and liabilities:			
Accounts receivable	19,725	10,305	(21,623)
Inventory	(2,221)	2,410	(10,628)
Prepaid expenses and other assets	(2,697)	337	3,908
Service inventory	—	—	141
Accounts payable	(8,531)	7,562	(8,422)
Accrued payroll and related expenses, other accrued liabilities and advance research and development payments	6,642	23,720	833
Other non-current liabilities	(665)	36	473
Deferred revenue	13,943	(41,136)	29,746
Net cash provided by (used in) operating activities	38,650	12,608	(36,705)
Investing activities:			
Sales/maturities of short-term investments	27,894	—	44,437
Purchases of short-term investments	(75,552)	—	(10,161)
Proceeds from sale of investment	—	239	—
(Increase) decrease in restricted cash	15,000	(25,000)	11,437
Purchases of property and equipment	(2,768)	(2,611)	(3,982)
Net cash provided by (used in) investing activities	(35,426)	(27,372)	41,731
Financing activities:			
Sale of common stock, net of issuance costs	—	81,250	—
Proceeds from issuance of common stock through employee stock purchase plan	453	532	1,211
Proceeds from exercise of options	1,273	2,625	138
Convertible notes payable and line of credit issuance costs	—	(375)	(755)
Principal payments on capital leases	(31)	(123)	(731)
Net cash provided by (used in) financing activities	1,695	83,909	(137)
Effect of foreign exchange rate changes on cash and cash equivalents	292	157	(595)
Net increase in cash and cash equivalents	5,211	69,302	4,294
Cash and cash equivalents			
Beginning of period	115,328	46,026	41,732
End of period	$120,539	$115,328	$ 46,026
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 2,414	$ 3,329	$ 2,972
Cash paid for income taxes	964	279	312
Non-cash investing and financing activities:			
Inventory transfers to fixed assets and service inventory	$ 4,684	$ 4,860	$ 8,703
Shares issued for 401(k) match	925	394	770
Warrants issued in connection with line of credit arrangement	—	—	219

See accompanying notes

CRAY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 DESCRIPTION OF BUSINESS

Cray Inc. ("Cray" or the "Company") designs, develops, manufactures, markets and services high performance computer systems, commonly known as supercomputers. These systems provide capability and capacity far beyond typical server-based computer systems and address challenging scientific and engineering computing problems.

In 2007, the Company incurred a net loss of $5.7 million but generated $38.7 million in cash from operating activities. Management's plans project that the Company's current cash resources and cash to be generated from operations in 2008 will be adequate to meet the Company's liquidity needs for at least the next twelve months. These plans assume sales, shipment, acceptance and subsequent collections from several large customers, as well as cash receipts on new bookings.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation. There has been no impact on previously reported net income (loss) or shareholders' equity.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, fair value determination used in revenue recognition, percentage of completion accounting, estimates of proportional performance on co-funded engineering contracts, determination of inventory at the lower of cost or market, useful lives for depreciation and amortization, determination of future cash flows associated with impairment testing for goodwill and long-lived assets, determination of the fair value of stock options and assessments of fair value, estimation of restructuring costs, calculation of deferred income tax assets, potential income tax assessments and other contingencies. The Company bases its estimates on historical experience, current conditions and on other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of highly liquid financial instruments that are readily convertible to cash and have original maturities of three months or less at the time of acquisition. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances, and management believes its credit risk to be minimal. As of December 31, 2007, the Company has pledged cash, cash equivalents and other securities valued at $10 million as required by its line of credit agreement, as described in *Note 14 — Convertible Notes Payable and Lines of Credit.*

Short-term investments

Investments generally mature between three months and two years from the purchase date. Investments with maturities beyond one year are classified as short-term based on their highly liquid nature and because such marketable securities are readily convertible into cash which could be used in current operations. All short-term investments are classified as available-for-sale and are recorded at fair value, based on quoted market prices; as such, unrealized gains and losses are reflected in "Accumulated Other Comprehensive Income," unless losses are considered other than temporary, in such case, losses would be included in results of operations.

Foreign Currency Derivatives

From time to time the Company may utilize forward foreign currency exchange contracts to reduce the impact of foreign currency exchange rate risks. Forward contracts are cash flow hedges of the Company's foreign currency exposures and are recorded at the contract's fair value. The effective portion of the forward contract is initially reported in "Accumulated Other Comprehensive Income," a component of shareholders' equity, and when the hedged transaction is recorded, the amount is reclassified into results of operations in the same period. Any ineffectiveness is recorded to operations in the current period. The Company measures hedge effectiveness by comparing changes in fair values of the forward contract and expected cash flows based on changes in the spot prices of the underlying currencies. Cash flows from forward contracts accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged.

Concentration of.Credit Risk

The Company currently derives a significant portion of its revenue from sales of products and services to different agencies of the U.S. government or commercial customers primarily serving various agencies of the U.S. government. See *Note 17 — Segment Information* for additional information. Given the type of customers, the Company does not believe its accounts receivable represent significant credit risk.

Accounts Receivable

Accounts receivable are stated at principal amounts and are primarily comprised of amounts contractually due from customers for products and services and amounts due from government reimbursed research and development contracts. The Company provides an allowance for doubtful accounts based on an evaluation of customer account balances past due ninety days from the date of invoicing. In determining whether to record an allowance for a specific customer, the Company considers a number of factors, including .prior payment history and financial information for the customer. The Company had no pledges nor any restrictions on its accounts receivable balances at December 31, 2007.

Fair Values of Financial Instruments

The Company generally has the following financial instruments: cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and convertible notes payable. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value based on the short-term nature of these financial instruments. The Company adjusts the carrying value of its short-term investments to fair value with any unrecognized gains or losses recorded as a component of "Accumulated Other Comprehensive Income" and thus the carrying value equals fair value. The fair value of convertible notes payable is based on quoted market prices. The Company's convertible notes payable are traded in a market with low liquidity and are therefore subject to price volatility. As of December 31, 2007 and 2006, the fair value of these convertible notes payable was approximately $71.5 million and $77 million, respectively, compared to their carrying value of $80 million.

Inventories

Inventories are valued at cost (on a first-in, first-out basis) which is not in excess of estimated current market prices. The Company regularly evaluates the technological usefulness and anticipated future demand for various inventory components and the expected use of the inventory. When it is determined that these components do not function as intended, or quantities on hand are in excess of estimated requirements, the costs associated with these components are charged to expense. The Company had no pledges nor any restrictions on any inventory balances at December 31, 2007.

In connection with certain of its sales agreements, the Company may receive used equipment from a customer. This inventory generally will be recorded at no value based on the expectation that the Company will not be able to resell or otherwise use the equipment. In the event that the Company has a specific contractual plan for resale at the date the inventory is acquired, the inventory is recorded at its estimated fair value.

Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, ranging from 18 months to seven years for furniture, fixtures and computer equipment, and eight to 25 years for buildings and land improvements. Equipment under capital lease is amortized over the lesser of the lease term or its estimated useful life. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the lease. The cost of software obtained or inventory transferred for internal use is capitalized and depreciated over their estimated useful lives, generally four years. The Company had no pledges nor any restrictions on any of its net property and equipment balance at December 31, 2007.

In accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Company may capitalize certain costs associated with the implementation of software developed for internal use. Costs capitalized primarily consist of employee salaries and benefits allocated to the implementation project. The Company capitalized no such costs in 2007 or 2006.

Service Inventory

Service inventory is valued at the lower of cost or estimated market and represents inventory used to support service and maintenance agreements with customers. As inventory is utilized, replaced items are returned and are either repaired or scrapped. Costs incurred to repair inventory to a usable state are charged to expense as incurred. Service inventory is recorded at cost and is amortized over the estimated service life of the related product platform (generally four years). The Company had no pledges nor any restrictions on any service inventory balances at December 31, 2007.

Goodwill and Other Intangible Assets

In accordance with Statement of Financial Accounting Standards ("FAS") No. 142, *Goodwill and Other Intangible Assets*, the Company tests goodwill for impairment on an annual basis as of January 1, or if indicators of potential impairment exist, using a fair-value based approach. The Company currently has one operating segment and reporting unit. As such, the Company evaluates impairment based on certain external factors, such as its market capitalization. No impairment of goodwill has been identified during any of the periods presented.

The Company previously capitalized certain external legal costs incurred for patent filings. The Company begins amortization of these costs as each patent is awarded. Patents are amortized over their estimated useful lives (generally five years). The Company performs periodic review of its capitalized patent costs to ensure that the patents have continuing value to the Company.

Impairment of Long-Lived Assets

In accordance with FAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, management tests long-lived assets to be held and used for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. No impairment of intangible assets was recorded during 2007 and 2006. The Company wrote off the unamortized balance of its core technology intangible asset acquired in its OctigaBay acquisition of $4.9 million which is included in "Restructuring, Severance and Impairment" in the accompanying 2005 Consolidated Statements of Operations.

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. In accordance with the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition in Financial Statements*, the Company considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, the product has been shipped or the services have been provided to customers, the sales price is fixed or determinable, no significant unfulfilled obligations exist and collectibility is reasonably assured. The Company records revenue in the Consolidated Statements of Operations net of any sales, use, value added or certain excise taxes imposed by governmental authorities on specific sales transactions. In addition to the aforementioned general policy, the following are the specific revenue recognition policies for multiple-element arrangements and major categories of revenue.

Multiple-Element Arrangements. The Company commonly enters into transactions that include multiple-element arrangements, which may include any combination of hardware, maintenance and other services. In accordance with Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, when some elements are delivered prior to others in an arrangement and all of the following criteria are met, revenue for the delivered element is recognized upon delivery and acceptance of such item:

- The element could be sold separately;
- The fair value of the undelivered element is established; and
- In cases with any general right of return, our performance with respect to any undelivered element is within our control and probable.

If all of the criteria are not met, revenue is deferred until delivery of the last element as the elements would not be considered a separate unit of accounting and revenue would be recognized as described below under our product or service revenue recognition policies. The Company considers the maintenance period to commence upon acceptance of the product, which may include a warranty period and accordingly allocates a portion of the sales price as a separate deliverable which is recognized as service revenue over the entire service period.

Products. The Company recognizes revenue from product sales upon customer acceptance of the system, when no significant unfulfilled obligations stipulated by the contract that affect the customer's final acceptance exist, the price is fixed or determinable and collection is reasonably assured. A customer-signed notice of acceptance or similar document is typically required from the customer prior to revenue recognition.

DARPA Phase II and Red Storm Project Revenue. Revenue from contracts that require the Company to design, develop, manufacture or modify complex information technology systems to a customer's specifications is recognized using the percentage of completion method for long-term development projects under AICPA Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*. Percentage of completion is measured based on the ratio of costs incurred to date compared to the total estimated costs. Total estimated costs are based on several factors, including estimated labor hours to complete certain tasks and the estimated cost of purchased components or services. Estimates may need to be adjusted from quarter to quarter, which would impact revenue and margins on a cumulative basis. To the extent the estimate of total costs to complete the contract indicates a loss, such amount is recognized in full in the period that the determination is made.

Revenue from these arrangements was included in Product Revenue on our accompanying Consolidated Statements of Operations in 2007, 2006 and 2005. Funding under DARPA Phase III, however, is reflected as reimbursed research and development expense, and as such is deducted to arrive at net research and development expenses as recorded on the Consolidated Statements of Operations for 2007 and the fourth quarter of 2006.

As of December 31, 2006, cumulative losses on the Red Storm contract totaled $15.3 million, which included a $7.7 million charge in 2005. During 2007, the Company entered into an amendment of the Red Storm contract which increased the hardware deliverables and increased amounts due to be received by the Company. As a result of this amendment, the cumulative loss on the Red Storm contract increased to $15.5 million with the $200,000 increase charged to "Cost of Product Revenue" in 2007 on the accompanying Consolidated Statements of Operations. The Company expects to deliver the final hardware deliverables in the second half of 2008. As of December 31, 2007 and 2006, the balance in the Red Storm loss contract accrual was $1.3 million and $157,000, respectively, and is included in "Other Accrued Liabilities" on the accompanying Consolidated Balance Sheets.

Services. Maintenance services may be provided under separate maintenance contracts with the Company's customers. These contracts generally provide for maintenance services for one year, although some are for multi-year periods, often with prepayments for the term of the contract. The Company considers the maintenance period to commence upon acceptance of the product, which may include a warranty period. The Company allocates a portion of the sales price to maintenance service revenue based on estimates of fair value. Revenue for the maintenance of computers is recognized ratably over the term of the maintenance contract. Maintenance contracts that are paid in advance are recorded as deferred revenue. The Company considers fiscal funding clauses as contingencies for the recognition of revenue until the funding is virtually assured. Revenue from Cray Technical Services is recognized as the services are rendered.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiaries is the local currency. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates, and revenue and expenses are translated at average rates prevailing during the year. Translation adjustments are included in "Accumulated Other Comprehensive Income (Loss)," a separate component of shareholders' equity. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the Consolidated Statements of Operations. Aggregate transaction gains included in net loss were $844,000 in 2007 compared to aggregate transaction losses included in net loss of $1.8 million and $1.4 million in 2006 and 2005, respectively.

Research and Development

Research and development costs include costs incurred in the development and production of the Company's high performance computing systems, costs incurred to enhance and support existing software features and expenses related to future product development. Research and development costs are expensed as incurred, and may be offset by co-funding from the U.S. government.

Amounts to be received under co-funding arrangements with the U.S. government are based on either contractual milestones or costs incurred. These co-funding milestone payments are recognized as an offset to research and development expenses as performance is estimated to be completed and is measured as milestone achievements or as costs are incurred. These estimates are reviewed on a periodic basis and are subject to change, including in the near term. If an estimate is changed, net research and development expense could be impacted significantly.

The Company does not record a receivable from the U.S. government prior to completing the requirements necessary to bill for a milestone or cost reimbursement. Funding from the U.S. government is subject to certain budget restrictions and as such, there may be periods in which research and development costs are expensed as incurred for which no reimbursement is recorded, as milestones have not been completed or the U.S. government has not funded an agreement. As of December 31, 2007 and 2006, the Company had advance payment liabilities (milestones billed in advance of amounts recognized) under co-funded research and development arrangements of $29.7 million and $21.5 million, respectively.

The Company classifies amounts to be received from funded research and development projects as either revenue or a reduction to research and development expense, based on the specific facts and circumstances of the contractual arrangement, considering total costs expected to be incurred compared to total expected funding and the nature of the research and development contractual arrangement. In the event that a particular arrangement is determined to represent revenue, the corresponding research and development costs are classified as cost of revenue.

Income Taxes

The Company accounts for income taxes under FAS No. 109, *Accounting for Income Taxes* ("FAS 109"). Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, operating loss and tax credit carryforwards, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be recovered or settled. Realization of certain deferred tax assets is dependent upon generating sufficient taxable income in the appropriate jurisdiction. The Company records a valuation allowance to reduce deferred tax assets to amounts that are more likely than not to be realized. The initial recording and any subsequent changes to valuation allowances are based on a number of factors (positive and negative evidence), as required by FAS 109. The Company considers its actual historical results to have stronger weight than other more subjective indicators when considering whether to establish or reduce a valuation allowance.

The Company accounts for uncertain income tax positions in accordance with FAS interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109* ("FIN 48"). Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. Estimated interest and penalties are recorded as a component of interest expense and other expense, respectively.

Share-Based Compensation

On January 1, 2006, the Company adopted the fair value recognition provisions of FAS No. 123(R), *Share-Based Payment* ("FAS 123R"). Prior to January 1, 2006, the Company accounted for stock-based payments under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related Interpretations, as permitted by FAS No. 123, *Accounting for Stock-Based Compensation* ("FAS 123"). In accordance with APB 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company adopted FAS 123R using the modified-prospective transition method. Under that transition method, compensation cost recognized for the years ended December 31, 2007 and 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FAS 123R. The financial results for the prior periods have not been restated. The Company typically issues stock options with a four-year vesting period (defined by FAS 123R as the requisite service period), and no performance or service conditions, other than continued employment. The Company amortizes stock compensation cost ratably over the requisite service period.

The fair value of unvested restricted stock grants is based on the price of a share of the Company's common stock on the date of grant. In determining the fair value of stock options, the Company uses the Black-Scholes option pricing model that employs the following key weighted average assumptions:

	2007	2006	2005
Risk-free interest rate	4.4%	4.5%	4.1%
Expected dividend yield	0%	0%	0%
Volatility	72%	73%	85%
Expected life	4.0 years	4.0 years	4.6 years
Weighted average Black-Scholes value of options granted	$5.09	$6.00	$5.44

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company does not anticipate declaring dividends in the foreseeable future. Volatility is based on historical data. For the years ended December 31, 2007 and 2006, the expected life of an option was based on the assumption that options will be exercised, on average, about two years after vesting occurs, which approximates historical exercise practices; for most options, 25% vest after one year with the balance vesting monthly over the subsequent three years. FAS 123R also requires that the Company recognize compensation expense for only the portion of options or stock units that are expected to vest. Therefore, management applies an estimated forfeiture rate that is derived from historical employee termination data and adjusted for expected future employee turnover rates. The estimated forfeiture rate applied for the years ended December 31, 2007 and 2006 was 9.6% and 10%, respectively. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. The Company's stock price volatility, option lives and expected forfeiture rates involve management's best estimates at the time of such determination, all of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the life of the option.

The Company also has an employee stock purchase plan ("ESPP") which allows employees to purchase shares of the Company's common stock at 95% of the closing market price on the fourth business day after the end of each offering period. The ESPP is deemed non-compensatory and therefore is not subject to the provisions of FAS 123R.

For 2006, the Company recognized $123,000 of additional non-cash, share-based compensation expense due to the adoption of FAS 123R, which increased the loss from operations and net loss by such amount. This expense increased the Company's net loss per share for the year ended December 31, 2006, by $.01, from $(0.52) to $(0.53).

If compensation cost for the Company's stock option plans and its ESPP had been determined based on the fair value at the grant dates for awards under those plans in accordance with a fair value based method of FAS 123, the Company's net loss and net loss per common share for the year ended December 31, 2005 would have been the pro forma amounts indicated below (in thousands). For purposes of this pro forma disclosure, the value of the options is amortized ratably to expense over the options' vesting periods. Because the estimated value is determined as of the date of grant, the actual value ultimately realized by the employee may be significantly different.

	2005
Net loss, as reported	$(64,308)
Add:	
Stock-based employee compensation included in reported net loss, net of related tax effects	4,106
Less:	
Amortized stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(30,524)
Pro forma net loss	$(90,726)

Amortization of pro forma stock-based employee compensation expense increased significantly in 2005 due to the actions taken to accelerate vesting, as described in *Note 15 — Shareholders' Equity — Stock Option Plans.*

Pro forma basic and diluted net loss per common share for the year ended December 31, 2005 is as follows:

	2005
Basic and diluted net loss per common share:	
As reported	$(2.91)
Pro forma	$(4.10)

Shipping and Handling Costs

Costs related to shipping and handling are included in "Cost of Product Revenue" and "Cost of Service Revenue" on the accompanying Consolidated Statements of Operations.

Advertising Costs

Sales and marketing expenses in the accompanying Consolidated Statements of Operations include advertising expenses of $633,000, $871,000 and $697,000 in 2007, 2006 and 2005, respectively. The Company incurs advertising costs for representation at certain trade shows, promotional events and sales lead generation, as well as design and printing costs for promotional materials. The Company expenses all advertising costs as incurred.

Earnings (Loss) Per Share ("EPS")

Basic EPS is computed by dividing net income available to common shareholders by the weighted average number of common shares, including exchangeable shares but excluding unvested restricted stock, outstanding during the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted average number of common and potential common shares outstanding during the period, which includes the additional dilution related to conversion of stock options, unvested restricted stock and common stock purchase warrants as computed under the treasury stock method and the common shares issuable upon conversion of the outstanding convertible notes. For the years ended December 31, 2007, 2006 and 2005, outstanding stock options, unvested restricted stock, warrants, and shares issuable upon conversion of the convertible notes are antidilutive because of net losses, and, as such, their effect has not been included in the calculation of diluted net loss per share. Potentially dilutive securities of 10.7 million, 11.7 million and 12.1 million, respectively, have been excluded from the denominator in the computation of diluted EPS for the years ended December 31, 2007, 2006 and 2005, respectively, because they are antidilutive.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income, a component of shareholders' equity, consisted of the following at December 31 (in thousands):

	2007	2006	2005
Accumulated unrealized net gain on available-for-sale investments	$ 54	$ —	$ —
Accumulated unrealized net loss on cash flow hedges	(1,299)	—	—
Accumulated currency translation adjustment	14,807	6,855	6,258
Accumulated other comprehensive income	$13,562	$6,855	$6,258

Recent Accounting Pronouncements

In September 2006, the FASB issued FAS No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements

Financials

but does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, except for nonfinancial assets and liabilities which has been delayed until after November 15, 2008. The Company does not expect the adoption of FAS 157 to have a significant impact on its financial statements.

In February 2007, the FASB issued FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of FAS 159 to have a significant impact on its financial statements.

In June 2007, the Emerging Issues Task Force of the FASB issued EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities* ("EITF 07-3"), which is effective for fiscal years beginning after December 15, 2007. EITF 07-3 requires that nonrefundable advance payments for future research and development activities be deferred and capitalized. Such amounts will be recognized as an expense as the goods are delivered or the related services are performed. The Company does not expect the adoption of EITF 07-3 to have a material impact on its financial results.

In December 2007, the Emerging Issues Task Force of the FASB issued EITF Issue No. 07-1, *Accounting for Collaborative Arrangements* ("EITF 07-1"), which is effective for fiscal years beginning after December 15, 2008. EITF 07-1 provides income statement classification and related disclosure guidance for participants in a collaborative arrangement. The Company does not expect the adoption of EITF 07-1 to have a material impact on its financial results.

In December 2007, the FASB issued FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51* ("FAS 160"), which amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for the Company's fiscal year beginning January 1, 2009. The Company does not expect the adoption of FAS 160 to have a material impact on its financial results.

In December 2007, the FASB issued FAS No. 141R, *Business Combinations* ("FAS 141R"), which establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in an acquisition, at their fair value as of the acquisition date. FAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This standard will change the Company's accounting treatment for business combinations on a prospective basis.

NOTE 3 SHORT-TERM INVESTMENTS

As of December 31, 2006, the Company held no short-term investments. As of December 31, 2007, the Company's short-term investments have been classified as available-for-sale and consisted of the following (in thousands):

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate notes and bonds	$43,364	$46	$ (5)	$43,405
Asset-backed securities	5,164	13	—	5,177
Total short-term investments	$48,528	$59	$ (5)	$48,582

Any realized gains (losses) for the year ended December 31, 2007 were not significant. The Company uses the specific identification method to determine the cost basis for calculating realized gains or losses. As of December 31, 2007, the Company had no auction rate securities in its short-term investments.

Contractual maturities for short-term investments at December 31, 2007 are as follows (in thousands):

2008	$39,684
2009	3,722
2010	2,184
2011	2,992
	$48,582

NOTE 4 ACCOUNTS RECEIVABLE, NET

Net accounts receivable consisted of the following at December 31 (in thousands):

	2007	2006
Trade accounts receivable	$11,569	$39,766
Unbilled receivables	5,627	4,045
Advance billings	6,538	1,078
	23,734	44,889
Allowance for doubtful accounts	(99)	(99)
Accounts receivable, net	$23,635	$44,790

Unbilled receivables represent amounts where the Company has recognized revenue in advance of the contractual billing terms. Advance billings represent billings made based on contractual terms for which no revenue has yet been recognized.

As of December 31, 2007 and 2006, accounts receivable included $9.7 million and $34.7 million, respectively, due from U.S. government agencies and customers primarily serving the U.S. government. Of this amount, $5.6 million and $4.0 million, respectively, were unbilled, based upon contractual billing arrangements with these customers. Additionally, as of December 31, 2007, accounts receivable included $4.1 million due from another customer.

NOTE 5 INVENTORY

A summary of inventory is as follows (in thousands):

	December 31,	
	2007	2006
Components and subassemblies	$20,814	$22,536
Work in process	15,839	15,310
Finished goods	18,955	20,952
	$55,608	$58,798

As of December 31, 2007 and 2006, $19.0 million and $17.7 million, respectively, of finished goods inventory was located at customer sites pending acceptance. At December 31, 2007, two customers accounted for $13.3 million of finished goods inventory. As of December 31, 2006, one customer accounted for $16.4 million of finished goods inventory. Revenue for 2007, 2006 and 2005 includes $200,000, $256,000 and $2.1 million, respectively, from the sale of refurbished inventory recorded at a zero cost basis. In 2005, the amount consisted mainly of the sale of a refurbished Cray T3E supercomputer, one of the Company's legacy systems.

During 2007, the Company wrote off $727,000 of inventory, primarily related to inventory on the Cray XT3 product line. During 2006, the Company wrote off $1.6 million of inventory, primarily related to inventory on the Cray XT3 product line. During 2005, the Company wrote off $5.8 million of inventory, primarily related to the Cray X1E and Cray XD1 product lines.

NOTE 6 PROPERTY AND EQUIPMENT, NET

A summary of property and equipment is as follows (in thousands):

	December 31,	
	2007	2006
Land	$ 131	$ 131
Buildings	10,022	9,965
Furniture and equipment	12,232	14,753
Computer equipment	76,634	73,825
Leasehold improvements	2,959	3,060
	101,978	101,734
Accumulated depreciation and amortization	(84,934)	(80,170)
Property and equipment, net	$ 17,044	$ 21,564

Depreciation expense for 2007, 2006 and 2005 was $11.2 million, $16.1 million and $17.9 million, respectively.

NOTE 7 SERVICE INVENTORY, NET

A summary of service inventory is as follows (in thousands):

	December 31,	
	2007	2006
Service inventory	$ 28,890	$ 28,797
Accumulated depreciation	(25,904)	(24,505)
Service inventory, net	$ 2,986	$ 4,292

NOTE 8 GOODWILL AND INTANGIBLE ASSETS

The following table provides information about activity in goodwill for the years ended December 31, 2007 and 2006, respectively (in thousands):

	2007	2006
Goodwill, at January 1	$57,138	$56,839
Foreign currency translation adjustments	8,273	299
Goodwill, at December 31	$65,411	$57,138

Intangible assets as of December 31, 2007 and 2006 consisted of net capitalized patent costs of $1.2 million and $1.4 million, respectively.

Amortization expense for 2007, 2006 and 2005 was $223,000, $101,000 and $1.6 million, respectively. Amortization decreased significantly for the year ended December 31, 2006 as, in December 2005, the Company wrote off its core technology intangible asset arising from its 2004 acquisition of OctigaBay Systems Corporation.

NOTE 9 DEFERRED REVENUE

Deferred revenue consisted of the following (in thousands):

	December 31,	
	2007	2006
Deferred product revenue	$ 28,592	$26,993
Deferred service revenue	31,470	18,730
Total deferred revenue	60,062	45,723
Less long-term deferred revenue	(11,745)	(2,475)
Deferred revenue in current liabilities	$ 48,317	$43,248

At December 31, 2007, two customers accounted for 51% of total deferred revenue. At December 31, 2006, two customers accounted for 45% of total deferred revenue.

NOTE 10 RESTRUCTURING AND SEVERANCE CHARGES

During 2007, the Company did not have any restructuring actions. Activity during 2007 included payments of previously announced actions and an adjustment to amounts previously estimated of $48,000.

During 2006, the Company recognized net restructuring charges of $1.3 million, which is included in "Restructuring, Severance and Impairment" on the accompanying Consolidated Statements of Operations, all of which originated from actions arising during 2005. There were no new actions taken during 2006.

During 2005, the Company recognized restructuring charges of $4.8 million, which is included in "Restructuring, Severance and Impairment" on the accompanying Consolidated Statements of Operations, net of adjustments for previously accrued amounts. These restructuring charges were the result of two actions taken during 2005.

Activity related to the Company's restructuring liability during the years ended December 31 is as follows (in thousands):

	2007	2006	2005
Balance, January 1	$1,063	$ 3,582	$ 4,690
Additional restructuring charge	—	1,284	5,092
Payments	(665)	(3,849)	(5,724)
Adjustments to previously accrued amounts	(48)	(33)	(255)
Foreign currency translation adjustment	11	79	(221)
Total restructuring and severance liability, December 31	361	1,063	3,582
Less long-term restructuring and severance liability	(203)	—	(362)
Current restructuring and severance liability	$ 158	$ 1,063	$ 3,220

The current restructuring and severance liability is included in "Accrued Payroll and Related Expenses" and the long-term restructuring and severance liability is included in "Other Non-current Liabilities" on the accompanying Consolidated Balance Sheets.

NOTE 11 FOREIGN CURRENCY DERIVATIVES

In order to reduce the impact of foreign currency exchange rate risk related to certain sales contracts, the Company has entered into foreign exchange forward contracts. As of December 31, 2007, the outstanding notional amounts were approximately: 11.8 million British pound sterling, 8 million euro and 36 million Norwegian kroner. The Company will receive approximately $41.0 million upon settlement of these foreign exchange forward contracts. As of December 31, 2007, all of these forward contracts have been designated as cash flow hedges, with the fair value of a net loss of $823,000 recorded as a component of "Accumulated Other Comprehensive Income" in the accompanying Consolidated Balance Sheets. During 2007, a forward contract designated as a cash flow hedge was settled. The amount reclassified from Accumulated Other Comprehensive Income was a $1,029,000 reduction to revenue. The Company recognized a gain of approximately $369,000 in 2007 on the change in fair value of a forward contract between its inception and its designation as a cash flow hedge, which is included in "Other Income (Expense), net" in the accompanying Consolidated Statements of Operations. As of December 31, 2007, the Company has recorded approximately $1.3 million of net foreign exchange losses in "Accumulated Other Comprehensive Income," which is expected to be reclassified into earnings during 2008 as associated product revenue is recognized.

NOTE 12 COMMITMENTS AND CONTINGENCIES

The Company has recorded rent expense under leases for buildings or office space accounted for as operating leases in 2007, 2006 and 2005 of $3.5 million, $3.5 million and $4.1 million, respectively.

Minimum contractual commitments as of December 31, 2007, were as follows (in thousands):

	Operating Leases	Development Agreements
2008	$2,798	$22,793
2009	1,106	4,137
2010	519	2,110
2011	430	—
2012	244	—
Thereafter	1,153	—
Minimum contractual commitments	$6,250	$29,040

The above table excludes principal and interest due on the convertible notes payable described in Note 14 — *Convertible Notes Payable and Lines of Credit.* In its normal course of operations, the Company engages in development arrangements under which it hires outside engineering resources to augment its existing internal staff in order to complete research and development projects, or parts thereof. For the years ended December 31, 2007, 2006 and 2005, the Company incurred $17.0 million, $23.9 million and $20.3 million, respectively, for such arrangements.

Litigation

As of December 31, 2007, the Company had no material pending litigation.

Other

From time to time the Company is subject to various other legal proceedings that arise in the ordinary course of business or are not material to the Company's business. Additionally, the Company is subject to income taxes in the U.S. and several foreign jurisdictions and, in the ordinary course of business, there are transactions and calculations where the ultimate tax determination is uncertain. Although the Company cannot predict the outcomes of these matters with certainty, the Company's management does not believe that the disposition of these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 13 INCOME TAXES

Under FAS 109, *Accounting for Income Taxes*, income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax assets and liabilities, which represent consequences of events that have been recognized differently in the financial statements under GAAP than for tax purposes. As of December 31, 2007, the Company had federal net operating loss carryforwards of approximately $292.0 million, of which approximately $21.0 million related to stock-based income tax deductions in excess of amounts that have been recognized for financial reporting purposes and foreign net operating loss carryforwards of approximately $27.0 million. As of December 31, 2007, the Company had gross federal research and experimentation tax credit carryforwards of approximately $13.2 million. The federal net operating loss carryforwards, if not utilized, will expire from 2010 through 2027, and research and development tax credits will expire from 2008 through 2027, if not utilized. Generally, the Company's foreign net operating losses can be carried forward indefinitely. Utilization of the Company's federal net operating loss carryforwards may be limited in any one year if an ownership change, as defined in Section 382 of the Internal Revenue Code, has occurred.

Loss before provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2007	2006	2005
United States	$(7,658)	$(10,550)	$(63,304)
International	3,113	(918)	(2,492)
Total	$(4,545)	$(11,468)	$(65,796)

The provision (benefit) for income taxes related to operations consists of the following (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Current provision:			
Federal	$ —	$ —	$ —
State	35	109	128
Foreign	929	617	644
Total current provision	964	726	772
Deferred provision (benefit):			
Federal	—	—	—
State	—	—	—
Foreign	210	(124)	(2,260)
Total deferred provision (benefit)	210	(124)	(2,260)
Total provision (benefit) for income taxes	$1,174	$ 602	$(1,488)

Financials

The following table reconciles the federal statutory income tax rate to the Company's effective tax rate:

	2007	2006	2005
Federal statutory income tax rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net of federal benefit	(6.3)	(3.6)	(3.1)
Foreign income taxes	(0.3)	5.0	1.0
Deemed dividends for U.S. income tax purposes	23.7	4.5	0.9
Meals and entertainment expense	2.2	1.3	0.2
Nondeductible expenses	3.1	2.4	0.4
Research and development tax credit	(17.5)	(7.6)	(2.1)
Other	0.3	(4.5)	(0.4)
Effect of change in valuation allowance on deferred tax assets	55.6	42.7	35.8
Effective income tax rate	25.8%	5.2%	(2.3)%

Significant components of the Company's deferred income tax assets and liabilities are as follows (in thousands):

	December 31,	
	2007	2006
Current:		
Deferred Income Tax Assets		
Inventory	$ 2,421	$ 2,610
Accrued compensation	2,741	4,292
Deferred service revenue	1,369	815
Gross current deferred tax assets	6,531	7,717
Valuation allowance	(6,531)	(7,717)
Net current deferred tax assets	$ 0	$ 0
Long-Term:		
Deferred Income Tax Assets:		
Property and equipment	2,625	455
Research and experimentation credit carryforwards	13,209	12,587
Net operating loss carryforwards	118,056	117,454
Accrued restructuring charge	—	240
Other	2,853	518
Gross long-term deferred tax assets	136,743	131,254
Valuation allowance	(134,259)	(130,532)
Net long-term deferred tax assets	2,484	722
Deferred Income Tax Liabilities:		
Amortization	(637)	—
Other	(1,335)	—
Net long-term deferred tax liabilities	(1,972)	—
Net long-term deferred tax asset	$ 512	$ 722

The valuation allowance on deferred tax assets for the years ended December 31, 2007, 2006 and 2005 increased $2.5 million, $3.8 million and $29.6 million, respectively.

Undistributed earnings of the Company's foreign subsidiaries are considered to be permanently reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with this hypothetical calculation.

The Company adopted the provisions of FIN 48 on January 1, 2007. There was no financial statement impact from the adoption of FIN 48. As of December 31, 2007, the Company had recorded approximately $990,000 in liabilities related to unrecognized tax benefits for uncertain income tax positions, which is included in "Other Non-current Liabilities" in the accompanying Consolidated Balance Sheets. Recognition of these income tax benefits would affect the Company's effective income tax rate.

The following table summarizes changes in the amount of the Company's unrecognized tax benefits during the year ended December 31, 2007 (in thousands):

Balance at January 1, 2007	$480
Increase related to current year income tax positions	510
Balance at December 31, 2007	$990

The Company or its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company defines its major tax jurisdictions to include Australia, Canada, Korea, the United Kingdom and the United States and is subject to income tax examination in those jurisdictions with respect to any year that an examination is not barred pursuant to the application of the applicable statute of limitations. Estimated interest and penalties are recorded as a component of interest expense and other expense, respectively. Such amounts were not material for 2007, 2006 and 2005.

NOTE 14 CONVERTIBLE NOTES PAYABLE AND LINES OF CREDIT

In December 2004, the Company issued $80 million aggregate principal amount of 3.0% Convertible Senior Subordinated Notes due 2024 ("Notes") in a private placement pursuant to Rule 144A under the Securities Act of 1933, as amended. These unsecured Notes bear interest at an annual rate of 3.0%, payable semiannually on June 1 and December 1 of each year through the maturity date of December 1, 2024.

The Notes are convertible, under certain circumstances, into the Company's common stock at an initial conversion rate of 51.8001 shares of common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $19.31 per share of common stock (subject to adjustment in certain events). Upon conversion of the Notes, in lieu of delivering common stock, the Company may, at its discretion, deliver cash or a combination of cash and common stock.

The Notes are general unsecured senior subordinated obligations, ranking junior in right of payment to the Company's existing and future senior indebtedness, equally in right of payment with the Company's existing and future indebtedness or other obligations that are not, by their terms, either senior or subordinated to the Notes and senior in right of payment to the Company's future indebtedness that, by its terms, is subordinated to the Notes. In addition, the Notes are effectively subordinated to any of the Company's existing and future secured indebtedness to the extent of the assets securing such indebtedness and structurally subordinated to the claims of all creditors of the Company's subsidiaries.

Holders may convert the Notes during a conversion period beginning with the mid-point date in a fiscal quarter to, but not including, the mid-point date (or, if that day is not a trading day, then the next trading day) in the immediately following fiscal quarter, if on each of at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of the conversion period, the closing sale price of the Company's common stock exceeds 120% of the conversion price in effect on that 30th trading day of such period. The "mid-point dates" for the fiscal quarters are February 15, May 15, August 15 and November 15. Holders may also convert the Notes if the Company has called the Notes for redemption or, during prescribed periods, upon the occurrence of specified corporate transactions or a fundamental change, in each case as described in the indenture governing the Notes. As of December 31, 2007, 2006 and 2005, none of the conditions for conversion of the Notes were satisfied.

The Company may, at its option, redeem all or a portion of the Notes for cash at any time beginning on December 1, 2007, and prior to December 1, 2009, at a redemption price of 100% of the principal amount of the Notes plus accrued and unpaid interest plus a make whole premium of $150.00 per $1,000 principal amount of Notes, less the amount of any interest actually paid or accrued and unpaid on the Notes prior to the redemption date, if the closing sale price of the Company's common stock exceeds 150% of the conversion price for at least 20 trading days in the 30-trading day period ending on the trading day prior to the date of mailing of the redemption notice. On or after December 1, 2009, the Company may redeem for cash all or a portion of the Notes at a redemption price of 100% of the principal amount of the Notes plus accrued and unpaid interest. Holders may require the Company to purchase all or a part of their Notes for cash at a purchase price of 100% of the principal amount of the Notes plus accrued and unpaid interest on December 1, 2009, December 1, 2014, and December 1, 2019, or upon the occurrence of certain events provided in the indenture governing the Notes.

In connection with the issuance of the Notes, the Company incurred $3.4 million of issuance costs, which primarily consisted of investment banker fees, legal and other professional fees. These costs are being amortized using the effective interest method to interest expense over the five-year period from December 2004 through November 2009. A total of $688,000, $683,000 and $676,000, respectively, was amortized into interest expense during 2007, 2006 and 2005. As of December 31, 2007 and 2006, the unamortized balance of these costs was $1.3 million and $2.0 million, respectively, and is included in "Other non-current assets" on the accompanying Consolidated Balance Sheets.

Lines of Credit

In December 2007, the Company amended its existing Credit Agreement with Wells Fargo Bank, N.A. which reduced the total availability under the line of credit to $10.0 million from $25.0 million and extended the term of the agreement through June 2009. The Company's requirement to maintain a pledged collateral account containing cash, cash equivalents and other securities valued at not less than the maximum amount allowed under the line of credit was reduced to $10.0 million. The Company receives all interest and other earnings on the collateral account, unless otherwise notified by the lender. In addition, the Company has covenants to maintain liquid assets with an aggregate fair market value of not less than $10.0 million. The Company designated $10.0 million of its cash as restricted at December 31, 2007. The Credit Agreement provides support for the Company's existing letters of credit, the balance of which was $2.0 million as of December 31, 2007. The available borrowing base under the Credit Agreement is reduced by the amount of outstanding letters of credit at that date. Therefore, the Company was eligible to use $8.0 million of the line of credit as of December 31, 2007.

NOTE 15 SHAREHOLDERS' EQUITY

Preferred Stock: The Company has 5,000,000 shares of undesignated preferred stock authorized, and no shares of preferred stock outstanding.

Common Stock: On December 19, 2006, the Company completed a public offering of 8,625,000 shares of newly issued common stock at a public offering price of $10.00 per share. The Company received net proceeds of $81.3 million from the offering, after underwriting discount and selling expenses.

On June 6, 2006, the Company's shareholders approved an amendment to the Company's articles of incorporation to increase the number of authorized shares of common stock from 150 million to 300 million and also approved a one-for-four reverse stock split of the Company's authorized and outstanding common stock. These concurrent approvals resulted in 75 million authorized shares of the Company's common stock with a par value of $0.01 per share. The reverse stock split was effective with respect to shareholders of record at the opening of trading on June 8, 2006, and the Company's common stock began trading as adjusted for the reverse stock split on that same day. As a result of the reverse stock split, each four shares of common stock were combined into one share of common stock and the total number of shares outstanding was reduced from approximately 92 million shares to approximately 23 million shares. The Company has retroactively adjusted all share and per share information to reflect the reverse stock split in the Consolidated Financial Statements and notes thereto, as well as throughout the rest of this Annual Report on Form 10-K for all periods presented.

Exchangeable Shares: Shares of exchangeable stock were issued by one of the Company's Nova Scotia subsidiaries in connection with the April 2004 acquisition of OctigaBay. As of December 31, 2007 and 2006, no exchangeable shares were outstanding.

Shareholder Warrants: At December 31, 2007, the Company had outstanding and exercisable warrants to purchase an aggregate of 1,284,852 shares of common stock at an exercise price of $10.12 per share. These warrants expire on June 21, 2009.

On February 27, 2007, a warrant for 50,000 shares of common stock was exercised, and the Company issued 25,194 shares in the net exercise transaction.

Restricted Stock: During 2007, the Company issued an aggregate of 65,501 shares of restricted stock to certain directors, executives and managers. The Company will record approximately $492,000 in stock compensation expense for these issuances ratably over the vesting period, which is generally two years for non-employee directors and four years for officers and employees of the Company. During 2006, the Company issued an aggregate of 354,993 shares of restricted stock to certain directors, executives and managers. The Company will record approximately $3.6 million in stock compensation expense for these issuances ratably over the vesting period, which is generally two years for non-employee directors and four years for officers and employees of the Company. In 2005, the Company issued an aggregate of 491,250 shares of restricted stock to certain executives and managers. These shares became fully vested on June 30, 2007. The Company recorded a stock compensation expense of $2.9 million over the vesting period. As of December 31, 2007, $4.1 million of expense has been recognized as stock based compensation expense for these restricted stock issuances, and an aggregate of $2.7 million remains to be expensed over the respective vesting periods of the grants.

Stock Option Plans: As of December 31, 2007, the Company had five active stock option plans that provide shares available for option grants to employees, directors and others. Options granted to employees under the Company's option plans generally vest over four years or as otherwise determined by the plan administrator; however, options granted during 2005 were generally granted with full vesting on or before December 31, 2005, in order to avoid additional expense related to the options under the implementation of FAS 123R and to enhance short-term retention. Options to purchase shares expire no later than ten years after the date of grant.

On December 20, 2005, the Company announced a stock option repricing for certain outstanding options as of that date, the purpose of which was to reduce the number of new options needed for grant at the same time, since the Company had a limited number of shares available for such grant. A total of 318,565 options with original exercise prices from $14.52 to $34.12 per share were repriced to an exercise price of $5.96 per share (the market price of the Company's common stock on that date), all of which were fully vested at the time of repricing. Per the requirements of FIN No. 44, *Accounting for Certain Transactions Involving Stock Compensation*, the stock option modification resulted in variable stock option accounting from the date of repricing until the end of the year; however, because the closing price of the Company's common stock on December 31, 2005, was less than the re-grant price, no compensation expense was recorded.

Twice during 2005, the Board of Directors approved the acceleration of the vesting of all unvested outstanding stock options previously granted to employees and executive officers under the Company's stock option plans which exceeded certain exercise price thresholds. In March 2005 the threshold for accelerated vesting was all options with a per share exercise price of $9.44 or higher (the market price of the Company's common stock on the date of the change), while in May 2005 the threshold was all options with a per share exercise price of $5.88 or greater (the market price of the Company's common stock on the date of the change). This acceleration resulted in options to acquire approximately 1.2 million shares of the Company's common stock becoming immediately exercisable. Options granted to consultants and to non-employee directors were not accelerated. All other terms and conditions applicable to outstanding stock option grants, including the exercise prices and numbers of shares subject to the accelerated options, were unchanged. The acceleration resulted in a charge to income of approximately $1.1 million related to the deferred compensation of previously unvested options granted as part of the OctigaBay acquisition in April 2004. The acceleration eliminated future compensation expense that the Company would have recognized in its Consolidated Statements of Operations with respect to these options upon the adoption of FAS 123R, on January 1, 2006.

In connection with a restructuring plan announced in June 2005, the Company amended the stock option grants for certain terminated employees to extend the exercise period of vested stock options, which is normally three months from the date of termination. No compensation expense was recorded as the fair market value of the Company's stock (the closing market price of the Company's stock on the date of the change) was less than the respective stock option exercise prices.

A summary of the Company's stock option activity and related information follows:

	Options	Weighted Average Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2005	3,571,098	$20.64		
Granted	1,278,567	8.56		
Exercised	(22,295)	6.24		
Canceled	(327,225)	16.60		
Outstanding at December 31, 2005(a)	4,500,145	16.56		
Granted	725,430	10.44		
Exercised	(381,890)	6.87		
Canceled	(976,270)	23.25		
Outstanding at December 31, 2006	3,867,415	14.68		
Granted	60,500	8.80		
Exercised	(163,189)	7.80		
Canceled	(435,928)	16.44		
Outstanding at December 31, 2007	3,328,798	14.68	6.2 years	$200,000
Exercisable at December 31, 2007	2,767,801	15.56	5.6 years	$200,000
Available for grant at December 31, 2007	2,600,506			

(a) The weighted average exercise price of outstanding options at December 31, 2005 includes the impact of the 2005 repricing of 318,565 options, as described above.

The aggregate intrinsic value in the table above represents the total pretax intrinsic value for all "in-the-money" options (i.e., the difference between the Company's closing stock price on the last trading day of 2007 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes, based on the fair market value of the Company's stock. Total intrinsic value of options exercised was $884,000 for the year ended December 31, 2007. Weighted average fair value of options granted during the year ended December 31, 2007 was $5.09 per share.

A summary of the Company's unvested restricted stock grants and changes during the years ended December 31 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2005	0	$ —
Granted during 2005	491,250	5.96
Outstanding at December 31, 2005	491,250	5.96
Granted during 2006	354,993	10.08
Outstanding at December 31, 2006	846,243	7.69
Granted during 2007	65,501	7.51
Forfeited during 2007	(7,900)	10.56
Vested during 2007	(527,638)	6.10
Outstanding at December 31, 2007	376,206	9.82

The aggregate fair value of restricted shares vested during 2007 was $4.1 million.

As of December 31, 2007, the Company had $6.0 million of total unrecognized compensation cost related to unvested stock options and unvested restricted stock grants, which is expected to be recognized over a weighted average period of 2.9 years.

Outstanding and exercisable options by price range as of December 31, 2007, are as follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices per Share	Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.00 – $ 4.00	83,779	7.6	$ 3.79	83,779	$ 3.79
$ 4.01 – $ 8.00	724,875	6.0	$ 6.30	685,634	$ 6.25
$ 8.01 – $10.00	236,146	6.0	$ 9.34	223,748	$ 9.37
$10.01 – $12.00	982,292	7.6	$10.70	477,934	$10.80
$12.01 – $14.00	193,206	6.5	$13.64	188,206	$13.68
$14.01 – $16.00	352,725	5.8	$14.84	352,725	$14.84
$16.01 – $32.00	449,599	3.9	$25.21	449,599	$25.21
$32.01 – $54.75	306,176	4.9	$39.17	306,176	$39.17
$ 0.00 – $54.75	3,328,798	6.2	$14.68	2,767,801	$15.56

Financials

The following table (in thousands) sets forth the share-based compensation cost resulting from stock options and unvested stock grants recorded in the Company's Consolidated Statements of Operations for the years ended December 30, 2007, 2006 and 2005.

	2007	2006	2005
Cost of product revenue	$ 86	$ 60	$ —
Cost of service revenue	143	101	—
Research and development	1,085	386	3,444
Sales and marketing	422	334	579
General and administrative	1,453	1,218	83
Total share-based compensation expense	$3,189	$2,099	$4,106

Employee Stock Purchase Plan: In 2001, the Company established an ESPP, which received shareholder approval in May 2002. The maximum number of shares of the Company's common stock that employees could acquire under the ESPP is 1,000,000 shares. Eligible employees are permitted to acquire shares of the Company's common stock through payroll deductions not exceeding 15% of base wages. The purchase price per share under the ESPP is 95% of the closing market price on the fourth business day after the end of each offering period. As of December 31, 2007 and 2006, 587,302 and 526,710 shares, respectively, had been issued under the ESPP.

NOTE 16 BENEFIT PLANS

401(k) Plan

The Company has a retirement plan covering substantially all U.S. employees that provides for voluntary salary deferral contributions on a pre-tax basis in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended. Prior to 2005, the Company matched 25% of employee contributions each calendar year, comprised of a 12.5% match of employee contributions in cash within 45 days after each quarter and a 12.5% match determined annually by the Board of Directors and payable in cash and/or common stock of the Company. The Company eliminated its matching obligation as of June 30, 2005. However, the Company reinstated its match for 2006 at 6.25% of total employee contributions, which was satisfied in 2007 through issuance of common stock. The Company reinstituted its 25% match of employee contributions for 2007, comprised of a 12.5% match of employee contributions primarily in common stock within 45 days after each quarter and a 12.5% match determined annually by the Board of Directors and payable in cash and/or the Company's common stock; the contributions for 2007 were paid in shares of the Company's common stock plus cash for fractional shares. The Company's 2007, 2006 and 2005 matching contribution expenses were $1.6 million, $347,000 and $795,000, respectively.

Pension Plan

The Company's German subsidiary maintains a defined benefit pension plan. At December 31, 2007 and 2006, the Company recorded a liability of $2.2 million and $1.9 million, respectively, which approximates the excess of the projected benefit obligation over plan assets of $788,000 and $671,000, respectively. Plan assets are invested in insurance policies payable to employees. Net pension expense was not material for any period. Contributions to the plan are not expected to be significant to the financial position of the Company. The Company's adoption of FAS No. 158 *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)"* did not have a material impact on the financial position of the Company.

NOTE 17 SEGMENT INFORMATION

FAS No. 131, Disclosure about Segments of an Enterprise and Related Information ("FAS 131"), establishes standards for reporting information about operating segments and for related disclosures about products, services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions regarding allocation of resources and assessing performance. Cray's chief decision-maker, as defined under FAS 131, is the Chief Executive Officer. During 2007, 2006 and 2005, Cray had one operating segment.

Product and service revenue and long-lived assets classified by significant country are as follows (in thousands):

	United States	All Other Countries	Total
For the year ended December 31, 2007:			
Product revenue	$ 83,704	$49,751	$133,455
Service revenue	$ 31,724	$20,974	$ 52,698
Long-lived assets	$ 35,012	$57,894	$ 92,906
For the year ended December 31, 2006:			
Product revenue	$ 76,370	$86,425	$162,795
Service revenue	$ 37,979	$20,243	$ 58,222
Long-lived assets	$ 41,554	$49,155	$ 90,709
For the year ended December 31, 2005:			
Product revenue	$104,274	$47,824	$152,098
Service revenue	$ 33,377	$15,576	$ 48,953
Long-lived assets	$ 50,464	$50,255	$100,719

Revenue attributed to foreign countries are derived from sales to external customers. Revenue derived from U.S. government agencies or commercial customers primarily serving the U.S. government, and therefore under its control, totaled approximately $110.9 million, $105.4 million and $111.2 million in 2007, 2006 and 2005, respectively. In 2007, three customers accounted for an aggregate of approximately 58% of total revenue. In 2006, two customers accounted for an aggregate of approximately 33% of total revenue. In 2005, one customer contributed approximately 18% of total revenue. In 2007, revenue in the United Kingdom accounted for 24% of total revenue. In 2006, revenue in Korea accounted for 20% of total revenue, and revenue in the United Kingdom accounted for 15% of total revenue. No single foreign country accounted for more than 10% of the Company's revenue in 2005.

Goodwill makes up a significant portion of the long-lived asset balances of the Company's foreign subsidiaries. At December 31, 2007 and 2006, goodwill comprised $53.6 million and $45.4 million, respectively, or 93% and 92%, respectively, of foreign long-lived asset balances.

NOTE 18 RESEARCH AND DEVELOPMENT

The details for the Company's net research and development costs for the years ended December 31 are as follows (in thousands):

	December 31,		
	2007	2006	2005
Gross research and development expenses	$ 90,090	$ 99,061	$ 96,257
Less: Amounts reimbursed or included in cost of product revenue	(52,207)	(70,019)	(54,546)
Net research and development expenses	$ 37,883	$ 29,042	$ 41,711

NOTE 19 INTEREST INCOME (EXPENSE)

The detail of interest income (expense) for the years ended December 31 is as follows (in thousands):

	2007	2006	2005
Interest income	$ 7,046	$ 2,525	$ 741
Interest expense	(3,206)	(4,620)	(4,203)
Net interest income (expense)	$ 3,840	$(2,095)	$(3,462)

Interest income is earned by the Company on cash and cash equivalent and short-term investment balances.

Interest expense in 2007, 2006 and 2005 consisted of $2.4 million on the Notes in each year, $688,000, $1.6 million and $1.0 million, respectively, of noncash amortization of capitalized issuance costs, and $13,000, $390,000 and $765,000, respectively, of interest and fees on the line of credit.

NOTE 20 RELATED PARTY TRANSACTION

In September 2007, the Company entered into a porting and software reseller agreement with Interactive Supercomputing Inc. ("ISC"). The Chief Executive Officer of ISC is a director of the Company. Under the terms of the agreement, the Company made payments to ISC of $100,000 in 2007 and $100,000 in February 2008 for software licenses and services. The Audit Committee of the Board of Directors reviewed and approved the terms of this agreement prior to its execution.

NOTE 21 QUARTERLY DATA (UNAUDITED)

The following table presents unaudited quarterly financial information for the two years ended December 31, 2007. In the opinion of management, this information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof. Certain 2006 quarterly reclassifications have been made to conform to the 2007 presentation.

The operating results are not necessarily indicative of results for any future periods. Quarter-to-quarter comparisons should not be relied upon as indicators of future performance. Our operating results are subject to quarterly fluctuations as a result of a number of factors.

(In thousands, except per share data)

	2007				2006			
For the Quarter Ended	3/31	6/30	9/30	12/31	3/31	6/30	9/30	12/31
Revenue	$47,109	$26,625	$54,989	$57,430	$48,515	$38,513	$32,565	$101,424
Cost of revenue	31,575	15,887	32,840	40,420	34,370	26,000	21,169	75,655
Gross margin	15,534	10,738	22,149	17,010	14,145	12,513	11,396	25,769
Research and development, net	7,880	8,859	9,067	12,077	7,215	6,371	9,692	5,764
Sales and marketing	5,268	5,123	5,423	6,323	4,985	5,682	4,924	6,386
General and administrative	4,280	3,822	3,340	3,514	5,594	4,600	4,134	4,457
Restructuring, severance and impairment	10	—	—	(58)	738	549	3	(39)
Net income (loss)	(841)	(6,384)	5,101	(3,595)	(5,305)	(7,173)	(8,324)	8,732
Net income (loss) per common share, basic	$ (0.03)	$ (0.20)	$ 0.16	$ (0.11)	$ (0.24)	$ (0.32)	$ (0.37)	$ 0.36
Net income (loss) per common share, diluted	$ (0.03)	$ (0.20)	$ 0.16	$ (0.11)	$ (0.24)	$ (0.32)	$ (0.37)	$ 0.33

Diluted net income per common share for the third quarter of 2007 includes approximately 155,000 equivalent shares for outstanding employee stock options, warrants, unvested restricted stock grants and shares issuable if the Notes were converted. Diluted net income per common share for the fourth quarter of 2006 includes approximately 5 million equivalent shares for outstanding employee stock options, warrants, unvested restricted stock grants and shares issuable if the Notes were converted. Additionally, the Notes' fourth quarter 2006 interest expense and issuance fee amortization of $770,000 has been added back to net income to determine diluted net income per common share under the if-converted method. These items are antidilutive in any period with an overall net loss.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Cray Inc.

We have audited the accompanying consolidated balance sheets of Cray Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cray Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The financial statement schedule listed in the index at Item 15(a)(2) is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule, for the years ended December 31, 2007, 2006, and 2005, has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cray Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2008, expressed an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ PETERSON SULLIVAN PLLC

Seattle, Washington
March 7, 2008

Financials

Schedule II — Valuation and Qualifying Accounts
December 31, 2007
(In Thousands)

Description	Balance at Beginning of Period	Charge/(Benefit) to Expense	Deductions	Balance at End of Period
Year ended December 31, 2005:				
Allowance for doubtful accounts	$1,439	$165	$(1,411)(1)	$193
Warranty accrual	$ —	$ —	$ —	$ —
Year ended December 31, 2006:				
Allowance for doubtful accounts	$ 193	$(17)	$ (77)(1)	$ 99
Warranty accrual	$ —	$ —	$ —	$ —
Year ended December 31, 2007:				
Allowance for doubtful accounts	$ 99	$327	$ (327)(1)	$ 99
Warranty accrual	$ —	$ —	$ —	$ —

(1) Represents uncollectible accounts written off, net of recoveries.

Financials

Investor Information

BOARD OF DIRECTORS

Stephen C. Kiely
Chairman, Stratus
Technologies Inc.

William C. Blake
Chief Executive Officer
Interactive Supercomputing, Inc.

John B. Jones, Jr.
Private Investor

Frank L. Lederman
Private Investor

Sally G. Narodick
Private Investor

Daniel C. Regis
Managing Director
Digital Partners

Stephen C. Richards
Private Investor

Peter J. Ungaro
President and
Chief Executive Officer Cray Inc.

EXECUTIVE OFFICERS

Peter J. Ungaro
President and
Chief Executive Officer

Brian C. Henry
Executive Vice President
and Chief Financial Officer

Kenneth W. Johnson
Senior Vice President,
General Counsel
and Corporate Secretary

Ian W. Miller
Senior Vice President

Steven L. Scott
Senior Vice President
and Chief Technology Officer

Margaret A. Williams
Senior Vice President

SHAREHOLDER SERVICES

BNY Mellon Shareowner Services, our transfer agent and registrar, can be contacted as indicated below to help you with a variety of shareholder-related services including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services
- Account consolidation

BNY Mellon Shareowner Services
Shareholder Relations
P. O. Box 3315
South Hackensack, NJ 07606
or
480 Washington Boulevard
Jersey City, NJ 07310-1900

www.melloninvestor.com/isd

Telephone: 800-522-7762
TDD for Hearing Impaired:
800-231-5469
Foreign Shareholders:
201-680-6578
TDD Foreign Shareholders:
201-680-6610

AVAILABLE INFORMATION

Our Annual Report on Form 10-K, our other SEC reports and filings, our Code of Business Conduct, Corporate Governance Guidelines, the charters of our Board committees and other governance documents and information are available on our website, www.cray.com, under "Investors."

You may also obtain a copy of our Form 10-K filed with the SEC and other company information, without charge, by writing or calling:

Cray Inc.
Investor Relations
411 First Avenue South
Suite 600
Seattle, WA 98104-2860
Telephone: 866-729-2729

Shareholders who own Cray stock through a brokerage account and receive multiple copies of this annual report can contact their broker to request consolidation of their accounts.

CRAY ANNUAL MEETING

MAY 14, 2008 - 3:00 P.M.
411 First Avenue South
Seattle, WA 98104-2860

CORPORATE HEADQUARTERS

Cray Inc.
411 First Avenue South
Suite 600
Seattle, WA 98104-2860
206-701-2000
206-701-2500 fax

OTHER PRINCIPAL OFFICES

1050 Lowater Road
Chippewa Falls, WI 54729-0080

1340 Mendota Heights Road
Mendota Heights, MN 55120-1128

INTERNET

E-Mail
info@cray.com

Website
www.cray.com

LEGAL COUNSEL

Stoel Rives LLP
Seattle, WA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Peterson Sullivan PLLC
Seattle, WA

STOCK MARKET INFORMATION

Cray Inc. common stock is traded on the Nasdaq Global Market under the symbol CRAY.

EQUAL OPPORTUNITY

Cray is an equal opportunity employer.



Cray Inc.
411 First Avenue South
Suite 600
Seattle, Washington 98104

END